      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            EXCEL LEGACY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           6512                          33-0781747
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                         16955 VIA DEL CAMPO, SUITE 100
                              SAN DIEGO, CA 92127
                                 (619) 675-9400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                 GARY B. SABIN                                      COPIES TO:
            CHIEF EXECUTIVE OFFICER                            SCOTT N. WOLFE, ESQ.
            EXCEL LEGACY CORPORATION                             LATHAM & WATKINS
         16955 VIA DEL CAMPO, SUITE 100                      701 B STREET, SUITE 2100
              SAN DIEGO, CA 92127                          SAN DIEGO, CALIFORNIA 92101
                 (619) 675-9400                                   (619) 236-1234
    (NAME, ADDRESS, INCLUDING ZIP CODE, AND
               TELEPHONE NUMBER,
   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                                      PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF            AMOUNT TO BE         PROPOSED MAXIMUM       AGGREGATE OFFERING         AMOUNT OF
    SECURITIES TO BE REGISTERED           REGISTERED         OFFERING PRICE(1)             PRICE            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
9.0% Convertible Subordinated
  Debentures due 2004...............    $36,570,658(1)              100%               $36,570,658(1)          $28,883(2)
------------------------------------------------------------------------------------------------------------------------------
10.0% Senior Notes due 2004.........    $19,947,632(1)              100%               $19,947,632(1)              (2)
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
  share.............................          (3)                   (3)                     (3)                  (2)(3)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) The 9.0% Convertible Subordinated Debentures (Legacy debentures) and 10.0% Senior Notes (Legacy notes) and certain cash consideration will be offered in exchange for any and all shares of common stock of Price Enterprises, Inc. (PEI) on the terms described herein.

(2) Estimated solely for purposes of calculating the registration fee and computed under Rule 457(f)(1) under the Securities Act of 1933, based on (i) 13,298,421 shares of PEI common stock, representing all of the issued and outstanding shares of PEI common stock as of June 4, 1999, which is the maximum number of shares of PEI common stock to be received by Excel Legacy Corporation, and (ii) $7.8125, the average of the high and low prices for the PEI common stock as reported on the Nasdaq National Market on June 4, 1999.

(3) Pursuant to Rule 416 under the Securities Act of 1933, the shares of Legacy common stock being registered hereunder include the number of shares of Legacy common stock issuable upon conversion of the Legacy debentures plus such indeterminate number of additional shares as may become issuable upon conversion of the Legacy debentures as a result of adjustments in the conversion price thereof. Pursuant to Rule 457(i) under the Securities Act of 1933, no registration fee is required for the Legacy common stock issuable upon conversion of the Legacy debentures because no additional consideration will be required in connection with the issuance of the Legacy common stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION -- DATED JUNE 9, 1999

                               OFFER TO EXCHANGE

                               $8.50 COMPRISED OF
                                $[4.25] IN CASH,
$[2.75] IN PRINCIPAL AMOUNT OF 9.0% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004
                                      AND
           $[1.50] IN PRINCIPAL AMOUNT OF 10.0% SENIOR NOTES DUE 2004
                                       OF
                            EXCEL LEGACY CORPORATION

                   FOR ANY AND ALL SHARES OF COMMON STOCK OF
                            PRICE ENTERPRISES, INC.
                           -------------------------

  OUR OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON            , 1999,
                                UNLESS EXTENDED.

    Excel Legacy Corporation (referred to in this prospectus as "we," "us," "our," or "Legacy") is offering to exchange a total of $8.50 consisting of $[4.25] in cash, $[2.75] in principal amount of our 9.0% Convertible Subordinated Debentures due 2004 (Legacy debentures) and $[1.50] in principal amount of our 10.0% Senior Notes due 2004 (Legacy notes) for each share of common stock of Price Enterprises, Inc. (PEI). If all PEI stockholders accept our offer, in the aggregate we will pay approximately $56.5 million in cash and issue the principal amount of approximately $36.6 million in Legacy debentures and approximately $19.9 million in Legacy notes. PEI's board of directors has approved this transaction.

    Legacy's common stock, into which the Legacy debentures may be converted, is traded on the American Stock Exchange under the symbol "XLG." On June 4, 1999, the closing price for the Legacy common stock was $5.00. We intend to apply to have the Legacy debentures listed on the American Stock Exchange. The Legacy notes are not listed on a national securities exchange or the Nasdaq National Market and we do not intend to apply for listing with respect to the Legacy notes.

    PEI's common stock and preferred stock are traded on the Nasdaq National Market under the symbols "PREN" and "PRENP," respectively. On June 4, 1999, the closing price for the PEI common stock was $7.25 and the closing price for the PEI preferred stock was $15.125. The PEI preferred stock will remain outstanding following our offer.

    You have until 5:00 p.m., New York City time, on            , 1999 to accept
our offer (unless extended). At that time, our offer and your withdrawal rights will expire. This prospectus and the enclosed letter of transmittal describe how to accept our offer.

    The cash, debentures and notes issued in the exchange offer will accrue interest from August 15, 1999. The cash will accrue interest at the rate of 8.0% per annum, the Legacy debentures will accrue interest at the rate of 9.0% per annum, and the Legacy notes will accrue interest at the rate of 10.0% per annum.

    After the exchange, we may merge PEI with a wholly-owned subsidiary of Legacy. The merger will have no effect on the PEI stockholders who accept our offer. It will affect, however, those PEI stockholders who do not accept our offer. If we proceed with a merger, we will give those stockholders the same ratio of cash, Legacy debentures and Legacy notes for their PEI common stock as is being offered to you.

    This prospectus provides you with detailed information about our offer and the exchange, including conditions to our offer, and information about Legacy and PEI. In addition, you may obtain information about Legacy and PEI from documents that we and PEI have filed with the Securities and Exchange Commission. Please read this entire document and the enclosed letter of transmittal carefully.
                           -------------------------

    THE LEGACY DEBENTURES AND THE LEGACY NOTES WE ARE OFFERING INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 19 OF THIS PROSPECTUS FOR A DISCUSSION OF THE RISKS YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER AND AN INVESTMENT IN THE DEBENTURES AND THE NOTES.
                           -------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                           -------------------------

                 This prospectus is dated              , 1999.

                       SOURCES OF ADDITIONAL INFORMATION

     This prospectus incorporates important business and financial information about Legacy and PEI that is not included or delivered with this document. This information is available without charge to the holders of PEI common stock upon written or oral request.

     You may contact the information agent with respect to the exchange offer as follows:

                         ------------------------------
                         ------------------------------
                         ------------------------------
                                     Attn:
                               ------------------
                                   (__)_____
                               ------------------

     You may contact Legacy as follows:

                            Excel Legacy Corporation
                         16955 Via Del Campo, Suite 100
                              San Diego, CA 92127
                                 (619) 675-9400

     You may contact PEI as follows:

                            Price Enterprises, Inc.
                             4649 Morena Boulevard
                          San Diego, California 92117
                                 (619) 581-4679

     To obtain timely delivery before the expiration of our offer, you should
request the information no later than              , 1999, which is five
business days prior to the expiration of our offer.

     You may access documents filed by Legacy and PEI with the SEC at the SEC's website at www.sec.gov. Please refer to "Where You Can Find More Information" in this prospectus.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT OUR OFFER.......................    1
PROSPECTUS SUMMARY..........................................    5
  Summary of the Exchange Offer.............................    5
  Excel Legacy Corporation..................................    6
  Price Enterprises, Inc....................................    7
  The Exchange Offer........................................    8
  Cash......................................................   11
  Legacy 9.0% Convertible Subordinated Debentures due
     2004...................................................   11
  Legacy 10.0% Senior Notes due 2004........................   12
  Persons Interested in the Exchange Offer..................   13
  Risk Factors..............................................   13
  Summary Selected Financial Data of Legacy.................   14
  Summary Selected Financial Data of PEI....................   15
  Selected Pro Forma Consolidated Condensed Financial
     Information............................................   16
  Ratio of Earnings to Fixed Charges........................   17
  Comparative Per Share Data................................   17
  Comparative Per Share Market Information..................   18
RISK FACTORS................................................   19
FORWARD-LOOKING STATEMENTS..................................   31
THE EXCHANGE OFFER..........................................   32
  General...................................................   32
  Background of the Exchange Offer..........................   32
  Our Reasons for the Exchange Offer........................   36
  PEI's Reasons for the Exchange Offer......................   37
  Fairness Opinion..........................................   39
  Exchange Rate.............................................   43
  Expiration Date...........................................   43
  Exchange of Cash, Debentures and Notes for PEI Common
     Stock..................................................   44
  Exchange Agent............................................   45
  Guaranteed Delivery Procedures............................   46
  Conditions to the Exchange................................   47
  Termination of the Exchange Offer.........................   48
  Withdrawal Rights.........................................   48
  Federal Income Tax Consequences...........................   49
  Fees and Expenses.........................................   49
  Resales of the Legacy Debentures and Legacy Notes by PEI
     Affiliates.............................................   50
  Regulatory Matters........................................   50
  Effect on Options to Purchase PEI Stock...................   50
  Effect on PEI Preferred Stock.............................   50
  Accounting Treatment......................................   51
  Anticipated Merger and Dissenting Stockholders Rights.....   51
DESCRIPTION OF THE AGREEMENTS...............................   52
  The Stockholders Agreement................................   52
  The Company Agreement.....................................   53
  Termination of the Agreements and Liquidated Damages......   55
DESCRIPTION OF LEGACY CAPITAL STOCK.........................   56
  General...................................................   56

                                                              PAGE
                                                              ----
  Legacy Common Stock.......................................   56
  Legacy Preferred Stock....................................   57
  Registrar and Transfer Agent..............................   57
DESCRIPTION OF THE LEGACY DEBENTURES AND THE LEGACY NOTES...   57
  General...................................................   57
  Maturity and Interest.....................................   58
  Redemption................................................   58
  Selection and Notice of Redemption........................   59
  Ranking...................................................   59
  Conversion................................................   61
  Covenants.................................................   63
  Events of Default.........................................   64
  Satisfaction and Discharge................................   65
  Modification of the Indentures............................   67
  Governing Law.............................................   68
  The Trustee...............................................   68
  Certain Definitions.......................................   68
INFORMATION ABOUT LEGACY....................................   70
  General...................................................   70
  Our Properties............................................   70
  Our Principal Tenants.....................................   73
  Our Employees.............................................   73
  Our Headquarters..........................................   73
  Our Directors and Officers................................   74
INFORMATION ABOUT PEI.......................................   76
  General...................................................   76
  PEI's Properties..........................................   76
  PEI's Principal Tenants...................................   78
  PEI's Employees...........................................   78
  PEI's Headquarters........................................   78
  PEI's Directors and Officers..............................   79
DIRECTORS AND MANAGEMENT OF PEI FOLLOWING THE EXCHANGE
  OFFER.....................................................   80
PERSONS INTERESTED IN THE EXCHANGE OFFER....................   81
  Severance Payments........................................   81
  Stock Options.............................................   82
  Indemnification and Directors and Officers' Liability
     Insurance..............................................   83
COMPARISON OF STOCKHOLDER RIGHTS............................   84
  Form of Organization and Purpose..........................   84
  Capitalization............................................   84
  Restrictions on Ownership and Transfer of Stock...........   84
  Amendment of Legacy Charter/PEI Charter...................   85
  Stockholder Voting Rights Generally.......................   86
  Stockholder Action by Written Consent.....................   86
  Special Stockholder Meetings..............................   87
  Inspection Rights.........................................   87
  Number and Election of Directors..........................   88
  Removal of Directors......................................   88

                                                              PAGE
                                                              ----
  Vacancies on the Board of Directors.......................   89
  Standard of Conduct.......................................   89
  Advance Notice of Director Nominations and of New Business
     Proposals..............................................   90
  Limitation of Liability and Indemnification of Directors
     and Officers...........................................   90
  Declaration of Dividends..................................   92
  Appraisal Rights..........................................   92
  Merger, Consolidation, Share Exchange and Transfer of All
     or Substantially All Assets............................   94
  Change in Control Pursuant to Delaware/Maryland Law.......   95
SUMMARY SELECTED FINANCIAL DATA OF LEGACY...................   98
SUMMARY SELECTED FINANCIAL DATA OF PEI......................   99
UNAUDITED PRO FORMA OPERATING AND FINANCIAL INFORMATION.....  100
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.............  105
  Treatment of the Exchange Offer...........................  106
  Legacy Debentures.........................................  107
  Legacy Notes..............................................  108
  Legacy Common Stock.......................................  108
  Information Reporting and Backup Withholding..............  109
  Proposed Legislation......................................  110
LEGAL MATTERS...............................................  111
EXPERTS.....................................................  111
WHERE YOU CAN FIND MORE INFORMATION.........................  112

                     QUESTIONS AND ANSWERS ABOUT OUR OFFER

Q1:  WHAT AM I BEING OFFERED?

A1: We are offering you $[4.25] in cash, $[2.75] in principal amount of Legacy debentures and $[1.50] in principal amount of Legacy notes for each share of PEI common stock held by you. PEI's board of directors has approved this transaction.

Q2:  WHO IS LEGACY?

A2: We were formed as a Delaware corporation on November 17, 1997 and are headquartered in San Diego, California. We were originally formed as a wholly owned subsidiary of Excel Realty Trust, Inc., a real estate investment trust (REIT) now known as New Plan Excel Realty Trust, Inc., to pursue a variety of real estate opportunities. These opportunities include owning, acquiring, developing and managing retail, entertainment, office, hotel and mixed-use projects and real estate and other operating companies throughout the United States and Canada. We are no longer affiliated with New Plan Excel. Our common stock is listed on the American Stock Exchange and we file periodic and other reports with the SEC. For a more detailed discussion of our business and properties, see "Information About Legacy."

Q3:  WHY IS LEGACY MAKING THIS OFFER?

A3: In reaching its conclusion to make the offer, our board of directors consulted with our management, as well as our legal and financial advisors, and considered the following positive factors:

     - The effectiveness of the exchange offer in implementing and accelerating our growth strategy consistent with our business goals.

     - The ability to significantly expand the size and geographic diversity of our property portfolio as a result of the exchange offer, thereby reducing the potential adverse impact on the overall portfolio of fluctuations in local economies.

     - The ability to use PEI as a vehicle to acquire traditional, fully-developed properties, such as shopping centers, while continuing to acquire non-traditional properties, such as those requiring significant restructuring or redevelopment, through Legacy.

     - The opportunity to place some of our completed development projects into a REIT to take advantage of preferred tax treatment.

     - Our management's view that PEI's properties are generally well-maintained with strong credit quality tenants, providing a solid base from which to grow.

     - Our management's view that the increased size of our portfolio as a result of the exchange offer may provide us with greater liquidity, including expanded access to the capital markets at a reduced cost, enabling us to improve our results of operations and financial position.

    For a more detailed discussion of our reasons for the exchange offer and other positive and potentially negative factors which our board of directors considered in reaching its decision, see "The Exchange Offer -- Our Reasons for the Exchange Offer."

Q4:  PLEASE EXPLAIN THE EXCHANGE RATE.

A4: If the exchange occurs, you will receive $[4.25] in cash, $[2.75] in principal amount of Legacy debentures and $[1.50] in principal amount of Legacy notes for each share of PEI common stock you choose to exchange. However, instead of issuing Legacy debentures and notes with a principal amount of other than $1,000 or an integral multiple of $1,000, we will pay you cash for amounts that are below a multiple of $1,000.

     Example: If you currently own 1,000 shares of PEI common stock, then after the exchange you will receive $5,500 in cash, $2,000 in principal amount of Legacy debentures and $1,000 in principal amount of Legacy notes. Although the exchange rate indicates that you should receive $4,250 in cash, $2,750 in principal amount of Legacy debentures and $1,500 in principal amount of Legacy notes, we will not be issuing Legacy debentures or Legacy notes in principal amounts other than $1,000 and multiple integrals thereof. Accordingly, in this example, $750 otherwise issuable in the form of a Legacy debenture and $500 otherwise issuable in the form of a Legacy note would be added to the amount to be paid to you in cash.

     The cash, debentures and notes issued in the exchange offer will accrue interest from August 15, 1999. The cash will accrue interest at the rate of 8.0% per annum, the Legacy debentures will accrue interest at the rate of 9.0% per annum, and the Legacy notes will accrue interest at the rate of 10.0% per annum.

Q5:  PLEASE EXPLAIN THE SIGNIFICANT TERMS OF THE LEGACY DEBENTURES.

A5:  As a holder of Legacy debentures, you will be entitled to interest at the
     rate of 9.0% per annum, payable semi-annually on                and
                    commencing              , 2000. Interest will accrue on the
     debentures from August 15, 1999. The Legacy debentures will mature on
                  , 2004. The debentures may be converted at the option of the holder into shares of Legacy common stock at the initial conversion price of $5.50 per share at any time before the close of business on
                  , 2004. The debentures may be redeemed at our option, in whole
     or in part, at any time on or after              , 2001, at the redemption
     price of 100% of the principal amount of the debentures, plus accrued and unpaid interest through the redemption date. The Legacy debentures will be unsecured subordinated obligations and will rank junior in right of payment to all of our existing and future indebtedness that is not expressly subordinated to the debentures. For a more detailed discussion of the terms of the Legacy debentures, see "Description of the Legacy Debentures and the Legacy Notes."

Q6:  PLEASE EXPLAIN THE SIGNIFICANT TERMS OF THE LEGACY NOTES.

A6:  As a holder of Legacy notes, you will be entitled to interest at the rate
     of 10.0% per annum, payable semi-annually on                and
                    commencing              , 2000. Interest will accrue on the
     notes from August 15, 1999. The Legacy notes will mature on              ,
     2004. The Legacy notes may be redeemed at our option, in whole or in part, at any time at the redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest through the redemption date. The Legacy notes will be senior obligations of Legacy, will rank equal in right of payment with all existing and future senior indebtedness of Legacy and will rank senior in right of payment to the Legacy debentures and any future subordinated indebtedness of Legacy, provided that the

     Legacy notes will be effectively subordinated to our secured indebtedness and the indebtedness and other liabilities of our subsidiaries. For a more detailed discussion of the terms of the Legacy notes, see "Description of the Legacy Debentures and the Legacy Notes."

Q7:  WHAT DO I NEED TO DO NOW?

A7: You received a letter of transmittal along with this prospectus. If you wish to accept our offer, you must complete, sign and date the letter of transmittal according to the instructions in this prospectus and the letter of transmittal. You must then mail or deliver the letter of transmittal, the stock certificates that represent the PEI common stock you wish to
     exchange, and any other necessary documents to                , which is
     the exchange agent for our offer. For detailed instructions, see "The Exchange Offer." If your shares are held by your broker and are not certificated in your name (i.e., your shares are held in "street name"), you will receive instructions from your broker on how to participate in our offer. Please contact your broker if you have not yet received instructions regarding the exchange offer.

Q8:  WHEN DO I NEED TO SEND MY LETTER OF TRANSMITTAL AND STOCK CERTIFICATES?

A8:  Our offer expires at 5:00 p.m., New York City time, on              , 1999
     (unless we extend this time, in which case we will issue a press release). The exchange agent must receive your letter of transmittal, stock certificates and other necessary documents before this expiration date. For detailed instructions, see "The Exchange Offer."

Q9:  CAN I CHANGE MY MIND AFTER I TENDER MY PEI COMMON STOCK?

A9: Yes. You may withdraw tenders of your shares of PEI common stock any time before the exchange offer expires. If you change your mind again, you can retender your shares of PEI common stock by following the tender procedures again prior to the expiration of the exchange offer. If the exchange is terminated without our acceptance of any shares of PEI common stock tendered, we will promptly return all shares that you have tendered.

Q10:  CAN I TENDER ONLY A PORTION OF MY PEI COMMON STOCK IN THE EXCHANGE OFFER?

A10:  Yes, you may exchange some or all of your PEI common stock.

Q11:  DO I DO ANYTHING IF I WANT TO RETAIN MY PEI COMMON STOCK?

A11: No. If you want to retain your PEI common stock, you do not need to take any action.

Q12:  HOW MANY PEI STOCKHOLDERS MUST ACCEPT THIS OFFER?

A12: Our offer is conditioned upon 8,000,000 shares of PEI common stock (representing approximately 51% of the PEI voting power) being tendered for exchange and not withdrawn and is subject to other customary conditions.

     - Sol Price, as trustee of certain trusts, and other stockholders of PEI have agreed to exchange their shares of PEI common stock, which together aggregate 8,014,970 shares. These shares have been placed in escrow pending the consummation of the exchange offer.

     - Although we expect the minimum number of shares of PEI common stock to be tendered in the exchange offer from the escrow described above, it is very important to us that you tender your shares.

     The agreement between Legacy, Sol Price, as trustee of certain trusts, and other stockholders of PEI is referred to in this prospectus as the "Stockholders Agreement." For a discussion of the terms of the Stockholders Agreement, see "Description of the Agreements -- The Stockholders Agreement." For a discussion of the other conditions to our offer, see "The Exchange Offer -- Conditions to the Exchange."

Q13:  WHEN WILL I RECEIVE THE CASH, DEBENTURES AND NOTES?

A13: If the exchange occurs, we (acting through the exchange agent) will send you a check for the cash portion of our offer and the Legacy debentures and notes to which you will be entitled promptly after the expiration date.

Q14:  WHAT ARE THE TAX CONSEQUENCES OF THE EXCHANGE TO ME?

A14: The exchange of PEI common stock for cash, Legacy debentures and Legacy notes pursuant to the exchange offer will be a taxable transaction for United States federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. YOU SHOULD CAREFULLY READ THE SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER, AND OF ACQUIRING, OWNING AND DISPOSING OF THE LEGACY DEBENTURES AND THE LEGACY NOTES, UNDER "UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" AND ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES IN YOUR PARTICULAR CIRCUMSTANCE.

Q15:  WHAT IS THE EFFECT OF OUR OFFER ON THE PEI PREFERRED STOCK?

A15: The PEI preferred stock will remain outstanding and will be unaffected by the exchange offer except that we have agreed to provide certain protections for the holders of PEI preferred stock which are described in "The Exchange Offer -- Effect on PEI Preferred Stock" and "Description of the Agreements -- The Company Agreement."

Q16:  WHAT IS THE EFFECT OF OUR OFFER ON PEI STOCK OPTIONS?

A16: We have agreed with PEI to accelerate the vesting of PEI stock options and to make cash payments with respect to those options. For a discussion of the effect of the exchange offer on PEI stock options, see "The Exchange Offer -- Effect on Options to Purchase PEI Stock" and "Persons Interested in the Exchange Offer."

Q17:  WHOM SHOULD I CALL WITH QUESTIONS?

A17:  If you have any questions about our offer or the exchange, you may call
      the information agent,                , at (               )
                     to ask any questions or to request additional documents. You may also call Graham R. Bullick, Ph.D., our Vice President of Capital Markets and head of our Investor Relations Department at (619) 675-9400.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information contained elsewhere in this prospectus. You should carefully consider the factors set forth herein under the caption "Risk Factors" and are urged to read this prospectus and the other exchange offer documents in their entirety.

                         SUMMARY OF THE EXCHANGE OFFER

     We are offering to exchange a total of $8.50 consisting of $[4.25] in cash, $[2.75] in principal amount of our 9.0% Convertible Subordinated Debentures due 2004 and $[1.50] in principal amount of our 10.0% Senior Notes due 2004 for each share of PEI common stock. We entered into two agreements that govern our actions with respect to our offer to exchange cash, Legacy debentures and Legacy notes for your shares of PEI common stock.

STOCKHOLDERS AGREEMENT

     On May 12, 1999, we entered into an agreement with Sol Price, as trustee of certain trusts, and other stockholders of PEI. This first agreement is referred to in this prospectus as the "Stockholders Agreement." In accordance with the terms of the Stockholders Agreement, we agreed to offer to all PEI stockholders $8.50 per share for all outstanding shares of PEI common stock. To facilitate the exchange offer, Mr. Price, as trustee of certain trusts, and other PEI stockholders have deposited into escrow an aggregate of 8,014,970 shares of PEI common stock (representing approximately 51% of the PEI voting power), and we have deposited into escrow $7.5 million in cash. If the parties satisfy their obligations under the Stockholders Agreement and the Company Agreement described below, the shares held in escrow will be tendered in the exchange offer, and the funds held in escrow will be released to satisfy a portion of our monetary obligations under the exchange offer.

COMPANY AGREEMENT

     Pursuant to the Stockholders Agreement, PEI's board of directors had the right to determine whether the transaction would proceed and, if so, whether the transaction would proceed as an exchange offer for PEI common stock or a merger with PEI. The PEI board met on June 2, 1999 and approved the transaction and determined that it would proceed as an exchange offer. On the same day, we entered into an agreement with PEI which is referred to in this prospectus as the "Company Agreement." Under the Company Agreement, Legacy and PEI have agreed to take certain actions to facilitate the exchange offer. In addition, after the consummation of the exchange offer, we have agreed that the holders of PEI preferred stock will be entitled to elect a majority of PEI's board of directors and to have one designee on Legacy's board of directors, until (1) less than 2,000,000 shares of PEI preferred stock remain outstanding, (2) we make an offer to purchase any and all outstanding shares of PEI preferred stock at a cash price of $16.00 per share, and purchase all shares duly tendered and not withdrawn, or (3) in other circumstances described in the Company Agreement. The Company Agreement also contains a provision intended to protect the interests of the holders of PEI preferred stock by creating an annual reserve of $7.5 million at the PEI level which will not be distributed to Legacy or any other holder of PEI common stock. We have agreed with PEI that the $7.5 million reserve may be used for the improvement and/or acquisition of properties, the buy-back of PEI preferred stock or the reduction of PEI debt.

     For a more detailed discussion of the provisions of the Stockholders Agreement and the Company Agreement, see "Description of the Agreements."

                            EXCEL LEGACY CORPORATION

     Legacy, a Delaware corporation, was formed on November 17, 1997 as a wholly owned subsidiary of Excel Realty Trust, Inc., a Maryland corporation and a REIT. On March 31, 1998, Excel Realty Trust effected a spin-off of our business through a special dividend of all of our outstanding common stock to the holders of Excel Realty Trust common stock. Excel Realty Trust effected this spin-off to allow us to pursue a wider variety of real estate opportunities including owning, acquiring, developing and managing retail, entertainment, office, hotel and mixed-use projects and real estate and other operating companies throughout the United States and Canada.

     In connection with this spin-off, Excel Realty Trust transferred real properties, notes receivable and related assets and liabilities to us. In addition to operating the assets obtained from the spin-off, we intend to pursue signature real estate projects that have unique locations, concepts or significant entry barriers associated with them, including:

     - developing mixed-use development and entertainment projects that have the potential for substantial capital gains but which may take several years to fully develop,

     - investing in properties requiring significant restructuring or redevelopment to create substantial value, such as changing the use, tenant mix or focus of a property,

     - acquiring single tenant properties that can be highly leveraged with fixed-rate debt that amortizes over the term of the tenant leases,

     - acquiring debt or stock of real estate and other operating companies, including defaulted debt at a discount to the value of the underlying asset securing the debt,

     - acquiring office and industrial sites and properties where aggressive management and re-development may add significant value, and

     - acquiring and developing hotel and hospitality projects in unique locations.

     At March 31, 1999, our business consisted of the following portfolio of real properties, notes receivable, and investments in real estate-related ventures:

     - ten single tenant retail properties located in Colorado, Illinois, Indiana (3), Michigan, Ohio, Pennsylvania, Texas and Wisconsin, eight of which are leased to Wal-Mart Stores, Inc. and two of which are leased to Lowe's Home Centers, Inc.,

     - five properties located in Arizona ranging from retail, office and restaurant space in Scottsdale to a hotel property near the Grand Canyon,

     - three properties located in Colorado, two of which are leased to AMC Multi-Cinema, Inc. and contain 24-screen movie theaters and one of which is vacant land located at the base of Telluride mountain being considered for condominium development,

     - three properties located in California ranging from a shopping center in Palm Springs to land in San Diego under construction for office development,

     - four notes receivable relating to real estate projects in Arizona and California with an aggregate outstanding balance of approximately $23.2 million as of March 31, 1999, and

     - ownership interests in a number of real estate-related ventures, including (1) a 65% ownership interest in a joint venture which owns and operates a hotel, dinner theater and retail shop located near the Grand Canyon in northern Arizona, (2) a 50% ownership interest in a development company which owns Newport Centre, a retail and office facility located in Winnipeg, Canada, (3) a 23.7% ownership interest in a development company which owns land in Indianapolis, Indiana, and (4) an 80% ownership interest (subject to reduction to 50% based on performance measures) in a full-service car wash company which owns or leases 19 car wash properties in and around Phoenix, Arizona and San Antonio, Texas. In March 1999, we entered into an agreement to sell substantially all of the assets of the car wash company. The sale is subject to the receipt of a variety of approvals and other customary closing conditions.

     For more details about our business, see "Information About Legacy."

     Our principal executive offices are located at 16955 Via Del Campo, Suite 100, San Diego, California 92127 and our telephone number is (619) 675-9400.

                            PRICE ENTERPRISES, INC.

     PEI is a REIT incorporated in the state of Maryland. Its principal business is to own, acquire, develop, operate, manage and lease real property. PEI was originally incorporated in July 1994 as a Delaware corporation and began operations as a wholly owned subsidiary of Costco Companies, Inc., formerly Price/Costco, Inc. In 1994, Costco spun-off PEI and transferred to PEI as part of a voluntary exchange offer substantially all of the real estate assets which historically formed Costco's non-club real estate business segment, certain merchandising business entities and other assets.

     In June 1997, PEI's board of directors determined that it would be in the best interest of PEI and its stockholders to separate PEI's core real estate business from its merchandising businesses. Accordingly, the PEI board approved a spin-off transaction in which PEI would continue to conduct its real estate business consisting of an initial asset base of 27 retail properties and $40 million of cash following the spin-off. In August 1997, PEI's merchandising businesses, real estate properties held for sale, and various other assets were spun-off to PriceSmart, Inc. Through a stock distribution, PriceSmart became a separate public company. Since that time, PEI has engaged in a combination of acquiring, developing, owning, managing and/or selling real estate assets, primarily shopping centers. The PriceSmart distribution resulted in PEI becoming eligible to elect federal tax treatment as a REIT, which allows PEI to substantially eliminate its obligation to pay taxes on income.

     At March 31, 1999, PEI owned 32 commercial real estate properties and held one property with a 21-year ground lease. These properties encompass approximately 4.4 million square feet of gross leaseable area (GLA) and were 94% leased at March 31, 1999. The five largest properties include approximately 1.7 million square feet of GLA that generate annual minimum rent of approximately $25.6 million, based on leases existing as of March 31, 1999.

     Included in the properties PEI owned at March 31, 1999 are four self storage facilities. Two of these facilities, San Diego, California and Azusa, California, are located on the same sites as PEI's commercial properties. The other two self storage facilities are stand-alone properties. At March 31, 1999, these facilities had approximately 400,000 square feet of GLA and were 84% occupied.

     For more details about PEI's business, see "Information About PEI."

     PEI's principal executive offices are located at 4649 Morena Boulevard, San Diego, California 92117 and its telephone number is (619) 581-4679.

                               THE EXCHANGE OFFER

TERMS OF OUR OFFER...........   We are offering to exchange $8.50 consisting of
                                $[4.25] in cash, $[2.75] in principal amount of our 9.0% Convertible Subordinated Debentures due
                                2004 and $[1.50] in principal amount of our 10.0% Senior Notes due 2004 for each share of PEI common stock held by you. However, instead of issuing Legacy debentures and notes with a principal amount of other than $1,000 or an integral multiple of $1,000, we will pay you cash for amounts that are below a multiple of $1,000.

                                Pursuant to the Stockholders Agreement, the cash, debentures and notes issued in the exchange offer will accrue interest from August 15, 1999. The cash will accrue interest at the rate of 8.0% per annum, the Legacy debentures will accrue interest at the rate of 9.0% per annum, and the Legacy notes will accrue interest at the rate of 10.0% per annum.

                                All shares of PEI common stock properly tendered and not withdrawn will be exchanged at the exchange rate, on the terms and subject to the conditions of the exchange offer. We will promptly return any shares of PEI common stock if the conditions of the exchange offer are not met.

EXPIRATION DATE, EXTENSION,
  TERMINATION................   You have until 5:00 p.m., New York City time, on
                                             , 1999 to accept our offer (unless
                                extended). At that time, our offer will expire.
                                If we extend the expiration date, we will publicly announce the extension as soon as practicable after we make the extension (and in any event no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date). We may also terminate the exchange offer in the circumstances described in "The Exchange
                                Offer -- Termination of the Exchange Offer."

WITHDRAWAL RIGHTS............   You may withdraw tenders of your shares of PEI
                                common stock at any time before the exchange offer expires. If you change your mind again, you may retender your shares of PEI common stock by following the exchange offer procedures again prior to the expiration of the exchange offer.

CONDITIONS TO THE EXCHANGE
  OFFER......................   Our offer is conditioned upon 8,000,000 shares
                                of PEI common stock being tendered for exchange and not withdrawn and is subject to other customary conditions. Under the Stockholders
                                Agreement, Sol Price, as trustee of certain trusts, and other stockholders of PEI have agreed to exchange their shares of PEI common stock, which together aggregate 8,014,970 shares. These shares have been placed in escrow pending the consummation of the exchange offer.
                                Although we expect the minimum number of shares of PEI common stock to be tendered in the exchange offer from the escrow described above, it is very important to us that you tender your shares. For a discussion of the terms of the Stockholders Agreement, see "Description of the Agreements -- The Stockholders Agreement." For a discussion of the other conditions to our offer, see "The Exchange Offer -- Conditions to the
                                Exchange."

PROCEDURES FOR TENDERING YOUR
  SHARES OF PEI COMMON
  STOCK......................   If you hold certificates for shares of PEI
                                common stock, you must complete and sign the letter of transmittal designating the number of PEI shares you wish to tender and return the letter with your PEI common stock certificates and any other documents required by the letter of transmittal, by registered mail, return receipt requested, so that it is received by the exchange agent at one of the addresses listed in "The Exchange Offer -- The Exchange Agent" before the expiration of the exchange offer on
                                             , 1999.

                                If you hold shares of PEI common stock through a broker (i.e., your shares are held in "street name"), you should receive instructions from your broker on how to participate. In this situation, you do not need to complete the letter of transmittal. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

                                If you hold certificates for shares of PEI common stock or if you hold PEI shares through a broker, you may also comply with the procedures for guaranteed delivery. See "The Exchange
                                Offer -- Guaranteed Delivery Procedures."

GUARANTEED DELIVERY
PROCEDURES...................   Holders of PEI common stock who wish to tender
                                their shares and whose shares are not
                                immediately available or who cannot deliver their certificates for the PEI common stock, the letter of transmittal or any other documentation required by the letter of transmittal to the exchange agent prior to the expiration date must tender their shares of PEI common stock according to the guaranteed delivery procedures described in "The Exchange Offer--Guaranteed
                                Delivery Procedures."

ACCEPTANCE OF THE PEI COMMON
  STOCK AND DELIVERY OF CASH,
  LEGACY DEBENTURES AND
  LEGACY NOTES...............   Subject to the satisfaction or waiver of the
                                conditions to the exchange offer, we will accept for exchange any and all shares of PEI common stock that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The cash, Legacy debentures and Legacy notes to be delivered in exchange for your PEI common stock will be delivered promptly following the expiration of our offer.

UNITED STATED FEDERAL INCOME
  TAX CONSIDERATIONS.........   The exchange of PEI common stock for cash,
                                Legacy debentures and Legacy notes pursuant to the exchange offer will be a taxable transaction for United States federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. YOU SHOULD CAREFULLY
                                READ THE SUMMARY OF THE FEDERAL INCOME TAX
                                CONSEQUENCES OF THE EXCHANGE OFFER, AND OF
                                ACQUIRING, OWNING AND DISPOSING OF THE LEGACY
                                DEBENTURES AND THE LEGACY NOTES, UNDER "UNITED
                                STATES FEDERAL INCOME TAX CONSEQUENCES" AND ARE
                                URGED TO CONSULT WITH YOUR OWN TAX ADVISORS AS
                                TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX
                                CONSEQUENCES IN YOUR PARTICULAR CIRCUMSTANCE.

NO APPRAISAL RIGHTS..........   No appraisal rights are available to
                                stockholders of PEI in connection with the exchange offer.

                                If the transaction is consummated as planned and the number of outstanding shares of PEI common stock is reduced below the level required for listing by the Nasdaq National Market, the PEI common stock may be delisted from the Nasdaq National Market. Under Maryland law, those stockholders who do not tender their shares of PEI common stock in the exchange offer may dissent from any future merger of PEI only if the PEI common stock is not listed on the Nasdaq National Market on the record date for determining stockholders entitled to vote on the merger, and they must comply fully with federal law and Maryland law for their dissent to be effective.

EXCHANGE AGENT...............                  is serving as the exchange agent
                                in connection with our exchange offer.

INFORMATION AGENT............                  is serving as the information
                                agent in connection with our exchange offer.

FORWARDING AGENT.............                  is serving as the forwarding
                                agent in connection with our exchange offer.

                                      CASH

CASH OFFERED.................   In addition to $[2.75] in principal amount of
                                Legacy debentures and $[1.50] in principal amount of Legacy notes, we will pay $[4.25] in cash for each share of PEI common stock tendered in the exchange offer.

                                We will pay the aggregate amount of
                                approximately $56.5 million in cash assuming all outstanding shares of PEI common stock are exchanged.

INTEREST.....................   Pursuant to the Stockholders Agreement, interest
                                will begin to accrue on the cash from August 15, 1999 at the rate of 8.0% per annum. The interest will be paid with the cash portion of the offer promptly after the expiration date.

            LEGACY 9.0% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004

SECURITIES OFFERED...........   In addition to $[4.25] in cash and $[1.50] in
                                principal amount of Legacy notes, we will pay
                                $[2.75] in principal amount of our 9.0%
                                Convertible Subordinated Debentures due 2004 for each share of PEI common stock tendered in the exchange offer. We will not, however, issue debentures in a principal amount of other than $1,000 or an integral multiple of $1,000.
                                Instead, we will pay you cash for amounts that are below a multiple of $1,000.

                                We will issue approximately $36.6 million in aggregate principal amount of Legacy debentures assuming all outstanding shares of PEI common stock are exchanged.

MATURITY.....................                , 2004.

INTEREST.....................   Pursuant to the Stockholders Agreement, interest
                                will begin to accrue on the Legacy debentures
                                from August 15, 1999 at the rate of 9.0% per
                                annum. Cash interest will be payable on the
                                Legacy debentures semi-annually in arrears on
                                               and                , commencing
                                             , 2000.

CONVERSION...................   The Legacy debentures may be converted at the
                                option of the holder into shares of Legacy common stock at the initial conversion price of $5.50 per share at any time before the close of business on the maturity date of the Legacy debentures. The conversion price is subject to adjustment upon the occurrence of certain events affecting the Legacy common stock. See
                                "Description of the Legacy
                                Debentures -- Conversion."

RANKING......................   The Legacy debentures will be unsecured
                                subordinated obligations and will rank junior in right of payment to all of our existing and future indebtedness that is not expressly subordinated to the debentures. As of March 31, 1999, we had outstanding approximately $99.7 million of senior indebtedness.

OPTIONAL REDEMPTION             The Legacy debentures may be redeemed at our
                                option, in whole or in part, at any time on or
                                after              , 2001, at the redemption
                                price of 100% of the principal amount of the Legacy debentures, plus accrued and unpaid interest through the redemption date.

     For additional information regarding the Legacy debentures, see "Description of the Legacy Debentures and the Legacy Notes."

                       LEGACY 10.0% SENIOR NOTES DUE 2004

SECURITIES OFFERED...........   In addition to $[4.25] in cash and $[2.75] in
                                principal amount of Legacy debentures, we will pay $[1.50] in principal amount of our 10.0%
                                Senior Notes due 2004 for each share of PEI common stock tendered in the exchange offer. We will not, however, issue notes in a principal amount of other than $1,000 or an integral multiple of $1,000. Instead, we will pay you cash for amounts that are below a multiple of $1,000.

                                We will issue approximately $19.9 million in aggregate principal amount of Legacy notes assuming all outstanding shares of PEI common stock are exchanged.

MATURITY.....................                , 2004.

INTEREST.....................   Pursuant to the Stockholders Agreement, interest
                                will begin to accrue on the Legacy notes from August 15,

                                1999 at the rate of 10.0% per annum. Cash
                                interest will be payable on the Legacy notes
                                semi-annually in arrears on                and
                                               , commencing              , 2000.

RANKING......................   The Legacy notes will be senior obligations of
                                Legacy, will rank equal in right of payment with all existing and future senior indebtedness of Legacy and will rank senior in right of payment to the Legacy debentures and any future subordinated indebtedness of Legacy, provided that the Legacy notes will be effectively subordinated to our secured indebtedness and the indebtedness and other liabilities of our subsidiaries.

                                As of March 31, 1999, we had approximately $99.7 million in outstanding secured debt that effectively ranks senior to the Legacy notes, and no outstanding debt that ranks equal or junior to the Legacy notes. The Legacy debentures, however, will rank junior in right of payment to the Legacy notes.

OPTIONAL REDEMPTION..........   The Legacy notes may be redeemed at our option,
                                in whole or in part, at any time at the
                                redemption price of 100% of the principal amount of the Legacy notes, plus accrued and unpaid interest through the redemption date.

                    PERSONS INTERESTED IN THE EXCHANGE OFFER

     In considering whether to exchange your shares of PEI common stock, you should be aware of the interests that directors, executive officers and other personnel of PEI have in the exchange offer. These include:

     - severance payments,

     - acceleration of vesting of PEI stock options and cash payments with respect to those options, and

     - continuing indemnification and directors and officers' liability insurance.

     These interests are different from and in addition to your and their interests as stockholders. PEI's board of directors was aware of these interests and considered them in approving our offer.

     For a more detailed discussion of the interests of PEI's directors, executive officers and other personnel in the exchange offer, see "Persons Interested in the Exchange Offer."

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific risk factors set forth under the caption "Risk Factors" for a discussion of certain risks involved with our offer and the receipt of the Legacy debentures and the Legacy notes.

                   SUMMARY SELECTED FINANCIAL DATA OF LEGACY

     The selected financial data presented below as of July 31, 1998 and for the period from November 17, 1997 (inception) to July 31, 1998 have been derived from the audited financial statements of Legacy. The selected financial data presented below as of December 31, 1998 and March 31, 1999 and for the five months ended December 31, 1998 and the three months ended March 31, 1999 have been derived from the unaudited financial statements of Legacy. In the opinion of our management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999. The data below should be read in conjunction with (1) our Annual Report on Form 10-K for the fiscal year ended July 31, 1998, which was filed with the SEC on October 28, 1998, (2) our Transition Report on Form 10-Q for the five months ended December 31, 1998, which was filed with the SEC on February 12, 1999, and (3) our Quarterly Report on Form 10-Q for the three months ended March 31, 1999, which was filed with the SEC on May 7, 1999, each of which is incorporated herein by reference.

                                      THREE MONTHS        FIVE MONTHS       PERIOD FROM INCEPTION
                                         ENDED               ENDED           (NOVEMBER 17, 1997)
                                     MARCH 31, 1999    DECEMBER 31, 1998      TO JULY 31, 1998
                                     --------------    -----------------    ---------------------
                                                 (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF OPERATIONS
  DATA:
Total revenue......................     $ 9,217            $ 15,010                $ 8,145
Total operating expenses...........      (8,904)            (13,754)                (5,267)
Net income before income taxes.....         313               1,256                  2,878
Provision of income taxes..........        (139)               (535)                (1,143)
Net income.........................         174                 721                  1,735
Earnings before depreciation,
  amortization and deferred taxes
  ("EBDADT").......................       1,405               2,712                  3,001
Earnings before income taxes,
  depreciation and amortization
  ("EBITDA").......................       3,534               5,819                  5,453
Net income per share:
  Basic............................     $  0.01            $   0.02                $  0.11
  Diluted..........................        0.00                0.01                   0.07
Weighted average number of shares:
  Basic............................      33,458              33,458                 15,842
  Diluted..........................      54,747              54,768                 25,984

                                                AS OF               AS OF              AS OF
                                            MARCH 31, 1999    DECEMBER 31, 1998    JULY 31, 1998
                                            --------------    -----------------    -------------
                                                               (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
Net real estate...........................     $191,448           $190,878           $175,756
Total assets..............................      270,138            261,296            246,916
Mortgages and notes payable...............       99,694             90,986             72,714
Stockholders' equity......................      166,814            166,640            165,919

                     SUMMARY SELECTED FINANCIAL DATA OF PEI

     The selected financial data presented below as of August 31, 1994, 1995, 1996, and 1997 and as of December 31, 1997 and 1998, and for the twelve months ended August 31, 1994, 1995, 1996, and 1997, the four months ended December 31, 1997 and the twelve months ended December 31, 1998 have been derived from the audited financial statements of PEI. The selected financial data presented below as of March 31, 1999 and for the three months ended March 31, 1999 have been derived from the unaudited financial statements of PEI. In the opinion of PEI's management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999. The data below should be read in conjunction with (1) PEI's Annual Report on Form 10-K for the year ended December 31, 1998, which was filed with the SEC on March 29, 1999 and (2) PEI's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 which was filed with the SEC on May 14, 1999, each of which is incorporated herein by reference.

                                                             FOUR MONTHS
                         THREE MONTHS                           ENDED               YEAR ENDED AUGUST 31
                            ENDED           YEAR ENDED       DECEMBER 31,   -------------------------------------
                        MARCH 31, 1999   DECEMBER 31, 1998       1997        1997      1996      1995      1994
                        --------------   -----------------   ------------   -------   -------   -------   -------
                                                  (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF
  OPERATIONS DATA:
  Rental revenues.....      $17,427           $62,485          $18,170      $56,838   $56,221   $51,897   $30,316
  Operating income
    (loss)............        9,089            31,393            9,045       22,422     5,829    16,635   (74,711)
  Income (loss) from
    continuing
    operations........        7,565            29,429           17,508       19,085     8,340    13,297   (40,596)
  Discontinued
    operations........           --                --               --       (4,860)   (8,250)  (12,751)     (883)
  Net income..........        7,565            29,429           17,508       14,225        90       546   (41,479)
  Dividends paid to
    preferred
    stockholders......       (8,316)           (8,316)              --           --        --        --        --
  Net income
    applicable to
    common
    stockholders......         (751)           21,113           17,508       14,225        90       546   (41,479)
  Net income (loss)
    per share from
    continuing
operations -- basic...         (.06)              .97              .74          .82       .36       .53     (1.50)
  Cash dividends per
    share.............          .35              1.40              .35         1.20        --       .08        --

                                                       AS OF
                                                    DECEMBER 31                    AS OF AUGUST 31
                                   AS OF        -------------------   -----------------------------------------
                               MARCH 31, 1999     1998       1997       1997       1996       1995       1994
                               --------------   --------   --------   --------   --------   --------   --------
                                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA
  Real estate assets, net....     $422,570      $418,507   $353,056   $337,139   $337,098   $330,443   $405,966
        Total assets.........      457,779       457,352    408,478    403,757    540,325    555,994    591,511
  Long-term debt.............        8,895         8,923         --         --         --     15,425         --
  Stockholders' equity.......      344,088       344,811    406,624    396,476    532,899    532,085    578,788(1)
  Book value per common
    share....................         (.70)         (.65)     17.13      16.78      22.88      22.90      21.44

---------------
(1) Amount represents investment by Costco prior to the spin-off of PEI.

        SELECTED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION

     In the table below, we provide you with unaudited selected pro forma consolidated condensed financial information for Legacy as if the exchange offer had been consummated on January 1, 1998 for income statement purposes and on March 31, 1999 for balance sheet purposes. Because holders of PEI preferred stock will be entitled to elect a majority of PEI's board of directors following the consummation of the exchange offer, PEI has been reflected as an equity method investment in the pro forma financial statements.

     The pro forma data included herein may not be indicative of the actual results or financial position had the exchange offer been consummated on the dates indicated. You should read this information in connection with, and such information is qualified in its entirety by, the financial statements and accompanying notes of Legacy and PEI incorporated by reference in this prospectus and the "Unaudited Pro Forma Operating and Financial Information" and accompanying notes included in this prospectus. For additional information see "Summary Selected Financial Data of Legacy," "Summary Selected Financial Data of PEI" and "Where You Can Find More Information."

     Upon consummation of the exchange offer, the actual financial position and results of operations of Legacy will differ, perhaps materially, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the dates of the pro forma financial information and the time the exchange offer is consummated, as well as the factors discussed in "Risk Factors."

                                                             THREE MONTHS      TWELVE MONTHS
                                                                ENDED              ENDED
                                                            MARCH 31, 1999   DECEMBER 31, 1998
                                                            --------------   -----------------
                                                                      (IN THOUSANDS,
                                                                  EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED INCOME STATEMENT DATA:
  Revenues................................................     $10,032            $24,818
  Loss before income taxes................................      (1,645)            (5,293)
  Net loss applicable to common shares....................        (675)            (5,293)
  EBDADT..................................................       2,781              6,859
  Weighted average basic number of common shares
     outstanding..........................................      33,458             25,205
  Weighted average diluted number of common shares
     outstanding..........................................      54,747             41,312
  Basic net income (loss) per common share................     $ (0.02)           $ (0.21)
  Diluted net income (loss) per common share..............       (0.01)             (0.13)
  Basic EBDADT per common share...........................        0.08               0.27
  Diluted EBDADT per common share.........................        0.05               0.17

                                                              MARCH 31,
                                                                1999
                                                              ---------
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
  DATA:
  Total assets..............................................  $391,138
  Mortgages and notes payable (including Legacy debentures
     and Legacy notes)......................................   220,694
  Stockholders' equity......................................   166,814

                       RATIO OF EARNINGS TO FIXED CHARGES

     Legacy's ratios of earnings to fixed charges are as follows for the periods indicated:

                                                          FIVE MONTHS         THREE
                                      FROM INCEPTION TO      ENDED           MONTHS
                                      FISCAL YEAR ENDED   DECEMBER 31,   ENDED MARCH 31,
                                        JULY 31, 1998         1998            1999
                                      -----------------   ------------   ---------------
Ratio of earnings to fixed
  charges...........................        2.61x            1.47x            1.15x

     There were no preferred stock dividends through March 31, 1999. We have computed the ratio of earnings to fixed charges by dividing income before income taxes and minority interests plus fixed charges, excluding capitalized interest, by fixed charges.

                           COMPARATIVE PER SHARE DATA

     The table below sets forth, for the periods indicated, (1) the historical basic and diluted net income and book value per share of the Legacy common stock in comparison with the pro forma basic and diluted net income and book value per share after giving effect to the consummation of the exchange offer, (2) the historical basic and diluted net income and book value per share of the PEI common stock, and (3) the actual cash dividends per share compared in the case of Legacy with pro forma cash dividends after giving effect to the consummation of the exchange offer. The information presented in this table should be read in conjunction with the pro forma consolidated condensed financial information and the separate financial statements of Legacy and PEI incorporated by reference in this prospectus.

                                             AS OF AND FOR THE     AS OF AND FOR THE
                                             THREE MONTHS ENDED       YEAR ENDED
                                               MARCH 31, 1999      DECEMBER 31, 1998
                                             ------------------    -----------------
Legacy historical
  Net income per common share -- basic.....        $ 0.01               $ 0.10
  Net income per common share -- diluted...            --                 0.06
  Cash dividends paid per common share.....            --                   --
  Book value per common share..............          4.99                 4.98
PEI historical
  Net income per common share -- basic.....         (0.06)                0.97
  Net income per common share -- diluted...         (0.06)                0.96
  Cash dividends paid per common share.....            --                 1.05
  Book value per common share..............         (0.70)               (0.65)
Unaudited pro forma
  Net income per common share -- basic.....         (0.02)               (0.21)
  Net income per common share -- diluted...         (0.01)               (0.13)
  Cash dividends paid per common share.....            --                   --
  Book value per common share..............          4.99

                    COMPARATIVE PER SHARE MARKET INFORMATION

     The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices of the Legacy common stock, the PEI common stock and the PEI preferred stock. Legacy's common stock was quoted on the OTC Bulletin Board under the symbol "XLCY" from March 30, 1998 to November 16, 1998 and has been listed on the American Stock Exchange under the symbol "XLG" from November 17, 1998 to the present. Legacy's Series B preferred stock is not listed on any securities exchange. The PEI common stock and PEI preferred stock are listed on the Nasdaq National Market under the symbols "PREN" and "PRENP," respectively.

                              LEGACY               PEI                  PEI
                           COMMON STOCK       COMMON STOCK      PREFERRED STOCK(1)
                          ---------------   -----------------   -------------------
                           HIGH     LOW      HIGH       LOW       HIGH       LOW
                          ------   ------   -------   -------   --------   --------
1997
First Quarter...........  $   --   $   --   $19.000   $16.750   $    --    $    --
Second Quarter..........      --       --    19.625    17.375        --         --
Third Quarter...........      --             23.000    17.625        --         --
Fourth Quarter..........      --       --    19.375    17.125        --         --
1998
First Quarter...........   6.000    4.875    20.250    18.000        --         --
Second Quarter..........   6.750    4.297    19.500    17.375        --         --
Third Quarter...........   5.000    2.500    19.250     2.250(1)  15.000    12.875
Fourth Quarter..........   4.000    1.875     6.219     4.250    14.250     13.000
1999
First Quarter...........   4.000    3.063     6.000     4.344    15.125     13.500
Second Quarter (through
  June 4)...............   5.688    2.875     8.000     4.875    15.313     14.313

-------------------------
(1) On August 17, 1998, PEI distributed one share of its preferred stock for each outstanding share of PEI common stock owned of record on June 30, 1998.

     Set forth below are the reported high, low and closing sales prices of the Legacy common stock, the PEI common stock and the PEI preferred stock on May 11, 1999, the last trading day prior to the announcement of the Stockholders Agreement.

          LEGACY                          PEI                            PEI
       COMMON STOCK                  COMMON STOCK                  PREFERRED STOCK
---------------------------   ---------------------------   ------------------------------
 HIGH       LOW      CLOSE     HIGH       LOW      CLOSE      HIGH       LOW       CLOSE
 ----       ---      -----     ----       ---      -----      ----       ---       -----
$ 4.938   $ 4.750   $ 4.875   $ 7.250   $ 6.625   $ 6.750   $ 15.000   $ 14.875   $ 14.875

     Set forth below are the reported high, low and closing sales prices of the Legacy common stock, the PEI common stock and the PEI preferred stock on June 1, 1999, the last trading day prior to the announcement of the Company Agreement.

         LEGACY                      PEI                          PEI
      COMMON STOCK               COMMON STOCK               PREFERRED STOCK
------------------------   ------------------------   ---------------------------
 HIGH     LOW     CLOSE     HIGH     LOW     CLOSE     HIGH       LOW      CLOSE
 ----     ---     -----     ----     ---     -----     ----       ---      -----
$5.125   $4.875   $4.875   $7.750   $7.688   $7.750   $15.188   $15.000   $15.188

                                  RISK FACTORS

     You should carefully consider all of the information contained in this prospectus or incorporated in this prospectus by reference and, in particular, the following risk factors in considering whether or not to tender your shares of PEI common stock in the exchange offer. Certain statements in this prospectus that are not historical fact constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following factors.

WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE AN EVALUATION OF OUR
BUSINESS

     Legacy was incorporated in November 1997 and became an independent business in March 1998 after Excel Realty Trust completed a spin-off of our business. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks and uncertainties encountered by companies in the early stages of development, particularly companies in the real estate industry.

OUR FINANCIAL PERFORMANCE WILL DEPEND ON SOME EVENTS AND CONDITIONS BEYOND OUR CONTROL

     Our financial performance depends on the ability of our properties to generate revenues in excess of operating expenses, including scheduled payments on debt and capital expenditure requirements. Events or conditions that are beyond our control may adversely affect our operations and the value of our properties and real estate-related investments. These events or conditions could include:

     - changes in the general economic climate,

     - changes in local conditions, such as an oversupply of similar properties or a reduction in demand for properties,

     - decreased attractiveness of our properties to potential tenants,

     - competition from developers, owners and operators of properties,

     - increased operating costs, including insurance premiums and real estate taxes, due to inflation and other factors which may not necessarily be offset by increased rents,

     - changes in laws and regulations, including tax and environmental laws and regulations, and agency or court interpretations of these laws and regulations and the related costs of compliance, and

     - changes in interest rate levels and the availability of financing.

     Following the exchange offer, our financial performance will depend, in significant part, on the results of PEI's operations. For a discussion of our reliance on PEI to generate sufficient cash flow to service our debt, see
"-- Our Ability to Generate Cash to Service our Debt Depends on Many Factors Beyond Our Control."

OUR TENANTS MAY FACE FINANCIAL DIFFICULTIES AND BE UNABLE TO PAY RENT

     Our major tenants currently include AMC Multi-Cinema, Inc., Wal-Mart Stores, Inc. and Lowe's Home Centers, Inc. As of March 31, 1999, AMC accounted for approximately 14% of our total revenue, Wal-Mart accounted for approximately 10% of our total revenue and Lowe's accounted for approximately 3% of our total revenue. Our financial position may be materially harmed if any of these tenants or any other significant tenant experiences financial difficulties, including a bankruptcy, insolvency or general downturn in the business of the tenant. In addition, any failure or delay by any of our tenants to make rent payments could impair our financial condition and materially harm our business. Although failure on the part of a tenant to materially comply with the terms of a lease, including failure to pay rent, would give us the right to terminate the lease, repossess the property and enforce the payment obligations under the lease, we would then be required to find another tenant to lease the property. We cannot assure you that we would be able to enforce the payment obligations against the defaulting tenant, find another tenant or, if another tenant were found, that we would be able to enter into a new lease on favorable terms.

WE MAY FACE SIGNIFICANT COMPETITION FROM DEVELOPERS, OWNERS AND OPERATORS OF REAL ESTATE PROPERTIES

     We plan to continue to acquire additional real estate properties, including those properties with development or redevelopment opportunities. We will compete for these investments with many public and private real estate investment entities, including financial institutions such as mortgage banks, pension funds and REITs, and other institutional investors, as well as individuals. Many of these entities are larger than us and may have greater financial resources and more experienced managers than us. Competition from these entities may impair our financial condition and materially harm our business by reducing the number of suitable investment opportunities offered to us and increasing the bargaining power of prospective sellers of property, which often increases the price necessary to purchase a property.

     In addition, a large portion of our developed properties are located in areas where our competitors maintain similar properties. We will need to compete for tenants based on rental rates, attractiveness and location of properties, as well as quality of maintenance and management services. Competition from these and other properties may impair our financial condition and materially harm our business by:

     - interfering with our ability to attract and retain tenants,

     - increasing vacancies, which lowers market rental rates and limits our ability to negotiate favorable rental rates, and

     - impairing our ability to minimize operating expenses.

OUR PROPERTY DEVELOPMENT ACTIVITIES MAY BE MORE COSTLY THAN ANTICIPATED

     As part of our growth strategy, we may develop and renovate a portion of our properties. To the extent that we engage in development activities, we will be exposed to the risks normally associated with these activities, including the following:

     - we may not be able to obtain construction financing on favorable terms,

     - occupancy rates and rents at recently completed properties may not be sufficient for us to achieve our intended return on investment,

     - expenses of operating a completed development may be higher than expected,

     - we may be unsuccessful or delayed in obtaining necessary zoning, land use, building, occupancy, and other governmental permits and regulatory approvals,

     - we may incur construction costs for developing a property which exceed our estimates due to factors beyond our control, such as weather, labor conditions or material shortages, and

     - we may not be able to obtain long-term financing upon completing construction of the development.

     These risks could result in substantial unanticipated delays or expenses that could prevent completion of the development or cause us to abandon development activities which we have already begun to explore. If any of these events occur, it could materially harm our ability to achieve our projected yields on properties under development and could materially harm our business.

OUR FINANCIAL PERFORMANCE DEPENDS ON REGIONAL ECONOMIC CONDITIONS SINCE MANY OF OUR PROPERTIES AND INVESTMENTS ARE LOCATED IN ARIZONA, CALIFORNIA AND COLORADO

     Many of our properties and real estate-related investments are located in three states: Arizona, California and Colorado. Concentrating most of our properties and real estate-related investments in these states may expose us to greater economic risks than if our properties and real estate-related investments were located in several geographic regions. Our revenue from, and the value of, our properties and investments located in these states may be affected by a number of factors, including local real estate conditions, such as an oversupply of or reduced demand for real estate properties, and the local economic climate. High unemployment, business downsizing, industry slowdowns, changing demographics, and other factors may adversely impact any of these local economic climates. A general downturn in the economy or real estate conditions in Arizona, California or Colorado could impair our financial condition and materially harm our business.

WE MAY BE UNABLE TO RENEW LEASES WITH OUR EXISTING TENANTS OR RE-LEASE SPACE TO NEW TENANTS

     We may not be able to renew leases or obtain new leases as existing leases for our properties expire. Further, the terms of a renewal or a new lease, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms. If we are unable to re-lease substantial amounts of vacant space promptly, if the rental rates upon a renewal or a new lease are significantly lower than expected, or if reserves for costs of re-leasing prove inadequate, our financial condition and business may be materially harmed.

BECAUSE REAL ESTATE INVESTMENTS ARE ILLIQUID, WE MAY NOT BE ABLE TO SELL PROPERTIES WHEN APPROPRIATE

     Real estate investments generally cannot be sold quickly. This illiquidity may limit our ability to react quickly in response to changes in economic and other conditions which may affect the value of our properties. If we want to sell a property, we might not be able to transfer ownership of that property in the time period we desire, and the sales price of the property might not recoup or exceed our purchase price for the property. This limitation on our ability to sell our investments could impair our financial condition and materially harm our business.

OUR USE OF DEBT TO FINANCE ACQUISITIONS AND DEVELOPMENTS COULD ADVERSELY AFFECT OUR BUSINESS

     We currently have debt and may in the future incur additional debt to finance our acquisition and development of properties. We also intend to issue additional debt in connection with our offer in the form of the Legacy debentures and the Legacy notes. Therefore, we will be exposed to the risks normally associated with debt financing. These risks, including the following, may materially harm our business:

     - our cash flow may be insufficient to meet required payments of principal and interest,

     - payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses,

     - we may not be able to refinance debt on our properties at maturity, and

     - if refinanced, the terms of refinancing may not be as favorable as the original terms of the debt.

     As of March 31, 1999, we had outstanding borrowings of approximately $13.3 million under our credit facility, with total borrowing capacity of $20.0 million, and outstanding mortgage debt of approximately $86.4 million (including the debt of our subsidiaries). This debt is senior to the Legacy debentures and the Legacy notes. After the consummation of the exchange offer, and assuming all shares of PEI common stock are tendered in the exchange offer and we borrow the funds necessary for the cash portion of the consideration in the exchange offer, our total indebtedness will increase to approximately $220.7 million (not taking into account PEI's total indebtedness of approximately $108.9 million).

     We may have to refinance the principal due on our debt at maturity, including the Legacy debentures and the Legacy notes. In addition, we may not be able to refinance our debt on acceptable terms, or at all. If we are unable to refinance our debt on acceptable terms, or at all, events or conditions that may adversely affect our financial condition and materially harm our business include the following:

     - we may need to dispose of one or more of our properties with unfavorable terms,

     - prevailing interest rates or other factors at the time of refinancing could increase the interest rates at which we borrow and, therefore, our interest expense, and

     - if we mortgage property to secure payment of debt and are unable to meet mortgage payments, the lender could foreclose on the property or appoint a receiver to receive an assignment of the rent payments under our leases.

OUR ABILITY TO GENERATE CASH TO SERVICE OUR DEBT DEPENDS ON MANY FACTORS BEYOND OUR CONTROL

     Our ability to make payments on and to refinance our indebtedness, including the Legacy debentures and the Legacy notes, and to fund planned capital expenditures and research and development efforts will depend on our ability and the ability of PEI to generate cash in the future. This is subject not only to the performance of Legacy and PEI within the real estate industry, but also to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     The Company Agreement contains a provision intended to protect the interests of the holders of PEI preferred stock by creating an annual reserve of $7.5 million at the PEI level which will not be distributed to Legacy or any other holder of PEI common stock. This reserve will limit our ability to receive cash distributions from PEI for so long as the PEI preferred stock is outstanding. For a description of the terms of the Company Agreement, see "Description of the Agreements -- The Company Agreement."

     We cannot assure you that following the consummation of the exchange offer the businesses of PEI and Legacy will generate sufficient cash flow from operations, that currently anticipated cost savings and revenue growth will be realized on schedule or at all or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness, including the Legacy debentures and the Legacy notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the Legacy debentures and the Legacy notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the Legacy debentures and the Legacy notes, on commercially reasonable terms or at all.

WE MAY NOT REALIZE THE EXPECTED BENEFITS FROM THE CONSUMMATION OF THE EXCHANGE OFFER

     We entered into the Stockholders Agreement and the Company Agreement with the expectation that the exchange offer will result in a number of benefits, including cost savings, operating efficiencies, revenue enhancements, tax advantages and other synergies. After the consummation of the exchange offer, we expect that some of our executive officers will begin to manage the operations of PEI along with some members of PEI's existing operations management team. We cannot assure you that this integration will be completed rapidly or that the new management team will be successful in this endeavor. Further, the process of implementing new management at PEI could negatively affect employee morale and influence the decisions of current and prospective tenants and business partners as a result of uncertainty over the operations of Legacy and PEI following the exchange offer. The inability to successfully integrate our operations with those of PEI could impair our financial condition and materially harm our business.

WE FACE RISKS ASSOCIATED WITH OUR EQUITY INVESTMENTS IN AND WITH THIRD PARTIES

     We may invest in shares of REITs or other entities that invest in real estate assets. In these cases, we will be relying on the assets, investments and management of the REIT or other entity in which we are investing. These entities and their properties will be exposed to the risks normally associated with the ownership and operation of real estate.

     We also may invest in or with other parties through partnerships and joint ventures. In these cases we will not be the only entity making decisions relating to the property, partnership, joint venture or other entity. Risks associated with investments in partnerships, joint ventures or other entities include:

     - the possibility that our partners might experience serious financial difficulties or fail to fund their share of required investment contributions,

     - that the partners might have economic or other business interests or goals which are inconsistent with our business interests or goals, and

     - that the partners may take action contrary to our instructions or requests and adverse to our policies and objectives.

Any substantial loss or action of this nature could potentially harm our business. In addition, we may in some circumstances be liable for the actions of our third-party partners or co-venturers.

WE MAY EXPERIENCE DIFFICULTIES IN INTEGRATING BUSINESSES WE MAY ACQUIRE INTO OUR BUSINESS

     As part of our growth strategy, we may acquire real estate-related businesses. If we acquire another business it would expose us to additional risks. In particular, risks associated with the acquisition of real estate companies include:

     - the difficulty of assimilating and integrating the operations and personnel of the combined companies,

     - the potential disruption of our ongoing business,

     - our inability to retain key managerial and other personnel, and

     - the potential additional expenses associated with real estate transfer taxes and property tax assessments, integration costs and unanticipated liabilities or contingencies.

     If we are unable to successfully address any of the foregoing risks, it could materially harm our business.

THE FAILURE OF OUR INVESTMENT IN DEBT INSTRUMENTS COULD ADVERSELY AFFECT OUR BUSINESS

     As part of our investment strategy, we may purchase debt instruments. In general, debt instruments carry the risk that borrowers may not make their required payments when due. In addition, our debt investments may expose us to various risks, including the risk that the value of any collateral securing the debt may be less than the amounts owed and the risk that interest rates relating to the debt instruments may be lower than the interest rate at which we borrow.

RISING INTEREST RATES MAY ADVERSELY AFFECT OUR CASH FLOW

     We and our subsidiaries owe approximately $99.7 million as of March 31, 1999 under our credit facility and mortgage debt, of which $14.5 million bears interest at variable rates. We may incur additional debt in the future that also bears interest at variable rates. Variable rate debt creates higher debt payments if market interest rates increase. These higher debt payments could adversely affect our cash flow, cause us to default under some debt obligations or agreements, and materially harm our business.

WE DO NOT HAVE A POLICY PLACING A LIMIT ON THE AMOUNT OF DEBT THAT WE MAY INCUR

     We do not have a policy limiting the amount of debt that we may incur. Accordingly, our management and board of directors have discretion to increase the amount of our outstanding debt at any time. We could incur higher levels of debt, resulting in an increase in our total debt payments, which could adversely affect our cash flow and materially harm our business. In addition, if we increase the amount of our debt it may increase the risk of our default on all of our debt, including the Legacy debentures and the Legacy notes.

WE COULD INCUR SIGNIFICANT COSTS AND EXPENSES RELATED TO ENVIRONMENTAL PROBLEMS

     Various federal, state and local laws and regulations require property owners or operators to pay for the costs of removal or remediation of hazardous or toxic substances located on a property. These laws often impose liability without regard to whether the owner or operator of the property was responsible for or even knew of the presence of the hazardous substances. The presence of or failure to properly remediate hazardous or toxic substances may impair our ability to rent, sell or borrow against a property. These laws and regulations also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances at another location for the costs of removal or remediation of these hazardous substances at the disposal or treatment facility. Further, these laws often impose liability regardless of whether the entity arranging for the disposal ever owned or operated the disposal facility. Other environmental laws and regulations impose liability on owners or operators of property for injuries relating to the release of asbestos-containing materials into the air. As owners and operators of property and as potential arrangers for hazardous substance disposal, we may be liable under the laws and regulations for removal or remediation costs, governmental penalties, property damage, personal injuries and related expenses. Payment of these costs and expenses could impair our financial condition and materially harm our business.

WE COULD FACE SIGNIFICANT COSTS OF COMPLIANCE IF WE ARE CONSIDERED AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT

     We are not currently registered as an investment company under the Investment Company Act of 1940, since our management believes that we either are
(1) not within the definition of investment company under the Investment Company Act or, alternatively,

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

(2) excluded from regulation under the Investment Company Act by an exemption. In the future, we intend to conduct our operations in order to avoid registration under the Investment Company Act. Therefore, the assets that we may acquire or sell may be limited by the regulations of the Investment Company Act. If we are deemed to be an investment company under the Investment Company Act and fail to qualify for an exemption, we would be unable to conduct our business as currently conducted, which could materially harm our business.

THE COSTS OF COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT COULD ADVERSELY AFFECT OUR BUSINESS

     Under the Americans with Disabilities Act of 1990, all public accommodations and commercial facilities must meet federal requirements relating to access and use by disabled persons. Compliance with the Americans with Disabilities Act requirements could involve removal of structural barriers from disabled persons' entrances on our properties. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with these accesses. Although we believe that our properties are substantially in compliance with present requirements, noncompliance with the Americans with Disabilities Act or related laws or regulations could result in the United States government imposing fines or private litigants being awarded damages against us. If we incur these costs and expenses it could impair our financial condition.

WE MAY EXPERIENCE LOSSES FROM OUR PROPERTIES FOR WHICH WE CANNOT OBTAIN INSURANCE OR CANNOT OBTAIN INSURANCE AT A REASONABLE COST

     We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance on our properties. We believe our insurance coverage is of the type and amount normally obtained by owners of real property. We believe all of our properties have adequate levels of insurance. However, there are some types of losses, such as civil unrest or catastrophic acts of nature, for which we cannot obtain insurance or for which we cannot obtain insurance at a reasonable cost. In the event of an uninsured loss or a loss in excess of our insurance limits, we could lose the income generated from the affected property, as well as the money invested in the affected property. Also, we would continue to be obligated to repay any mortgage debt or other obligation related to the affected property. Any loss of this nature could materially harm our business.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR BUSINESS AT A PREMIUM PRICE

     Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our business at a premium price and could make removal of our management more difficult. These provisions could reduce the opportunities for our stockholders to participate in tender offers, including tender offers that are priced above the then current market price of our common stock. Our certificate of incorporation permits our board of directors to issue shares of preferred stock in one or more series without stockholder approval. The preferred stock may be issued quickly with terms that delay or prevent a change in control of our business. In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

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

THERE IS NO ESTABLISHED MARKET FOR THE LEGACY DEBENTURES OR THE LEGACY NOTES

     There is no established trading market for the Legacy debentures or the Legacy notes. We intend to apply to have the Legacy debentures listed on the American Stock Exchange, however, we cannot assure you that an active trading market will develop and be sustained for the Legacy debentures. We do not intend to apply for listing of the Legacy notes on any securities exchange.

     The liquidity of any market for the Legacy debentures or the Legacy notes will depend upon the number of holders of the debentures or notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the debentures or notes and other factors. A liquid trading market may not develop for the Legacy debentures or the Legacy notes.

WE MAY EXPERIENCE VOLATILITY IN THE PRICE OF OUR PUBLICLY TRADED SECURITIES

     The market price of our common stock has fluctuated in the past and is likely to continue to fluctuate in the future. In addition, the market prices of securities of other real estate companies has at times been volatile. Factors that may affect the market price of the Legacy debentures, the Legacy notes and our common stock, many of which are beyond our control, include:

     - fluctuations in our operating results,

     - analysts' reports and projections,

     - changes in the market valuations of other real estate companies,

     - the extent of institutional investor interest in our business,

     - the reputation of real estate companies generally and the attractiveness of their securities in comparison to the securities of other businesses, and

     - general financial market conditions.

Fluctuations in the market price of our securities may in turn adversely affect
(1) our ability to complete any targeted acquisitions, (2) our access to capital and financing and (3) our ability to attract and retain qualified personnel. In the past, following periods of volatility in the market price of securities of a particular company, securities class action litigation against that company would often result. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could materially harm our business.

THE LEGACY DEBENTURES RANK JUNIOR TO OUR EXISTING DEBT AND POSSIBLY ALL OF OUR FUTURE BORROWINGS

     The Legacy debentures rank behind all of our existing indebtedness, the Legacy notes and all of our future borrowings, except:

     - future indebtedness that expressly provides that it ranks equal with, or junior in right of payment to, the Legacy debentures,

     - any debt owed by us to any of our subsidiaries,

     - liabilities for taxes, and

     - our trade payables.

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

As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to Legacy or our property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the Legacy debentures. In addition, all payments on the Legacy debentures will be blocked for a period of time in the event of a payment default on senior debt. As of March 31, 1999, we had approximately $99.7 million of senior indebtedness outstanding (including the indebtedness of our subsidiaries).

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to Legacy, holders of the Legacy debentures will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of the senior debt. However, because the indenture for the Legacy debentures requires that amounts otherwise payable to holders of the Legacy debentures in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the Legacy debentures may receive less, ratably than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of Legacy debentures may receive less, ratably than the holders of senior debt.

THE LEGACY DEBENTURES AND THE LEGACY NOTES ARE EFFECTIVELY SUBORDINATED TO SECURED INDEBTEDNESS AND INDEBTEDNESS OF OUR SUBSIDIARIES

     The Legacy debentures and the Legacy notes will not be secured by any of our assets. Therefore, the debentures and the notes will be effectively subordinated to our existing and future secured indebtedness, to the extent of the value of the assets securing that indebtedness. As of March 31, 1999, we had outstanding borrowings of approximately $13.3 million under our credit facility, with total borrowing capacity of $20.0 million, and outstanding mortgage debt of approximately $86.4 million (including the debt of our subsidiaries). This debt is secured and therefore senior to the Legacy debentures and the Legacy notes.

     The Legacy debentures and the Legacy notes also will be effectively subordinated in right of payment to all existing and future indebtedness and liabilities of our subsidiaries. In addition, the indentures under which the Legacy debentures and the Legacy notes will be issued will permit us and our subsidiaries to incur additional indebtedness, without restriction. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to our subsidiaries, the holders of any indebtedness of our subsidiaries will be entitled to payment thereof from the assets of our subsidiaries prior to the holders of any general unsecured obligations of Legacy, including the Legacy debentures and the Legacy notes.

     We conduct a portion of our operations through subsidiaries and, assuming the exchange offer is consummated, will rely on dividends from PEI for a substantial portion of the funds to pay the principal and interest on the Legacy debentures and the Legacy notes. The Company Agreement contains a provision intended to protect the interests of the holders of PEI preferred stock by creating an annual reserve of $7.5 million at the PEI level which will not be distributed to Legacy or any other holder of PEI common stock. This reserve will limit our ability to receive cash distributions from PEI for so long as the PEI preferred stock is outstanding. For a description of the terms of the Company Agreement, see "Description of the Agreements -- The Company Agreement." The holders of the Legacy debentures and the Legacy notes will have no direct claim against PEI or any of our other subsidiaries for payment under the debentures or the notes. Our subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividend or make any other distribution to Legacy, or otherwise to pay amounts due with respect to the Legacy debentures or the Legacy notes or to make funds available for such payments. We must rely on dividends and other payments from our subsidiaries or must raise funds in a public or private equity or debt offering or sell assets to generate the funds necessary to meet our obligations, including the payment of principal and interest on the Legacy debentures and the Legacy notes. There can be no assurance that we will be able to obtain such funds on acceptable terms or at all.

OUR EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER OUR VOTING STOCK AND CAN MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS

     Our present executive officers and directors and their affiliates beneficially own approximately 30% of our outstanding common stock. As a result, these stockholders will continue to significantly influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets. Accordingly, these stockholders also will be in a position to make decisions which could impair our financial condition and materially harm our business.

THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS

     Given the early stage of development of our business, we depend to a large extent on the performance of our senior management team and other key employees for strategic business direction and real estate experience. If we lost the service of any members of our senior management or other key employees it could materially harm our business. We do not have employment agreements with any of our senior management or key employees. In addition, we have not obtained key-man life insurance for any of our senior management or other key employees.

OUR BOARD OF DIRECTORS MAY MAKE CHANGES IN OUR INVESTMENT, FINANCING AND DISTRIBUTION POLICIES WITHOUT STOCKHOLDER APPROVAL

     Our investment, financing, borrowing and distribution policies and our policies regarding all other activities, growth, debt, capitalization and operations, will be determined by our board of directors. Although our board of directors has no present intention to do so, it may amend or revise these policies at any time without a vote of our stockholders. Our board of directors may amend these policies in a manner with which you may not agree. A change in these policies could impair our financial condition and materially harm our business.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS IN THE FORESEEABLE FUTURE

     We presently anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future. Any future payment of dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects.

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

YEAR 2000 PROBLEMS COULD DISRUPT OUR OPERATIONS

     The Year 2000 problem is the result of computer software and embedded chips using a two-digit format, as opposed to four digits, to indicate the year. Computer systems may be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, normal business activities or operations. To the extent our software applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even possibly replacement of these applications may be necessary.

     We have made an assessment of the impact of the Year 2000 issue on our internal operations and have developed a plan to bring our computer systems into compliance before the end of 1999. This plan addresses the modification or replacement of applications and operating systems to achieve timely Year 2000 compliance and also includes communication and analysis with outside vendors and other third parties with whom we interface electronically. We do not believe that the impact of any Year 2000 issues will impair our financial condition or materially harm our business. However, if modifications and conversions are not made or completed in a timely manner by either third parties or us, the Year 2000 issue could materially harm our business. To date, we have incurred minimal expenses related to Year 2000 compliance. We expect to incur approximately $75,000 of total expenses related to Year 2000 compliance. Since we have adopted a plan to address Year 2000 issues, we have not developed a comprehensive contingency plan for dealing with the most reasonably likely worst case scenario. However, if we identify significant risks in the future or are unable to meet our anticipated schedule for completion of our Year 2000 compliance, we will develop contingency plans to the extent necessary at that time.

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

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, particularly under the headings "Information About Legacy," "Information About PEI," and "Directors and Management of PEI Following the Exchange Offer." These statements are generally indicated by words or phrases such as "believe," "may," "will," "anticipate," "estimate," "plan," "project," "continue," "expect," "intend" and similar words or phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including factors discussed in our filings with the SEC and the following:

     - the effect of economic, credit and capital market conditions in general and on real estate companies in particular,

     - our ability to compete effectively,

     - our ability to acquire or develop properties and the risk that potential acquisitions or developments may not perform in accordance with expectations,

     - fluctuations in our operating results,

     - government approvals, actions and initiatives, including the need for compliance with environmental requirements and the Americans with Disabilities Act,

     - additions or departures of key personnel, and

     - other risk factors described under "Risk Factors" in this prospectus.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

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

                               THE EXCHANGE OFFER

GENERAL

     We are offering to exchange a total of $8.50 consisting of $[4.25] in cash, $[2.75] in principal amount of our 9.0% Convertible Subordinated Debentures due 2004 and $[1.50] in principal amount of our 10.0% Senior Notes due 2004 for each share of PEI common stock. If all PEI stockholders accept our offer, in the aggregate we will pay approximately $56.5 million in cash and issue the principal amount of approximately $36.6 million in Legacy debentures and approximately $19.9 million in Legacy notes. PEI's board of directors has approved this transaction.

     We are sending this prospectus and related exchange offer documents to
persons who held PEI common stock at the close of business on              ,
1999. On that date, there were                shares of PEI common stock
outstanding, which were held of record by approximately stockholders. We will also furnish this prospectus and related exchange offer documents to brokers, banks and similar persons whose names or the names of whose nominees appear on PEI's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of PEI common stock.

BACKGROUND OF THE EXCHANGE OFFER

     The information in this section regarding the deliberations of PEI's board of directors and the actions of PEI's management and legal and financial advisors is based on information furnished by PEI to Legacy.

     From January to March 1999, Gary Sabin, in his capacity as President of New Plan Excel Realty Trust, Inc., held numerous discussions with Jack McGrory, President and Chief Executive Officer of PEI, and Sol Price, founder and a major stockholder of PEI, regarding a possible business combination of New Plan Excel and PEI. These discussions culminated in New Plan Excel formally rejecting the proposed terms of the combination over a series of meetings during March and April 1999.

     Although New Plan Excel rejected the proposed business combination with PEI, Mr. Sabin, who is also our Chairman, President and Chief Executive Officer, remained interested in pursuing it on behalf of Legacy. Legacy routinely considers acquisitions and business combinations as possible methods of enhancing stockholder value.

     Mr. Sabin and other executives of Legacy (who also served as executives of New Plan Excel at the time) were very familiar with the business, properties and financial condition of PEI, as they had conducted a due diligence investigation of PEI in connection with New Plan Excel's consideration of a possible business combination. In the course of this investigation, Legacy personnel reviewed documentation and conducted discussions with PEI's management and other representatives concerning PEI's business, properties and financial condition. Legacy personnel also visited many of PEI's properties.

     Under an intercompany agreement between Legacy and New Plan Excel, which was entered into in March 1998 in connection with the spin-off of Legacy from Excel Realty Trust, Inc. (predecessor to New Plan Excel), New Plan Excel had a right of first refusal with respect to certain business opportunities presented to the parties, such as the proposed business combination with PEI. After New Plan Excel determined not to pursue the opportunity, Legacy was entitled to pursue it; provided that the combination did not involve terms that were more favorable to Legacy in any material respect than the terms considered by New Plan Excel, and that a binding agreement was executed within one year. The intercompany agreement has since been terminated pursuant to a separation agreement between Legacy and New Plan Excel described below.

     During this period PEI and its representatives had discussions with other parties regarding a potential acquisition of PEI. While PEI signed confidentiality agreements with some of these parties, none developed into a firm offer for PEI's common or preferred stock.

     On April 1, 1999, Gary Sabin, Richard Muir, Executive Vice President of Legacy, Eric Ottesen, Senior Vice President and General Counsel of Legacy, and Graham Bullick, Senior Vice President -- Capital Markets of Legacy, met with Jack McGrory at Legacy's offices in San Diego. At this meeting, the parties discussed various issues concerning the structure, pricing and timing of a possible business combination of Legacy and PEI. A variety of structures were considered, including a tender offer, an exchange offer and a merger, with a preliminary indication of price at $8.50 per share of PEI common stock.

     From April 2 through April 14, 1999, the parties held numerous conference calls to further discuss the structure, pricing and timing of the proposed combination, and to review draft term sheets prepared by Legacy's outside legal counsel. Sol Price participated in some of these discussions.

     On April 15, 1999, Gary Sabin, Richard Muir and Kelly Burt, Executive Vice President -- Development of Legacy, met with Sol Price and Jack McGrory at Mr. Price's offices in San Diego. At this meeting, the parties discussed the terms and consideration of a possible business combination with an agreement among Legacy, Sol Price, as trustee of certain trusts, and other holders of PEI common stock whereby Mr. Price, as trustee, and the other holders of PEI common stock would agree to tender or vote their shares, as the case may be, subject to the PEI board of directors subsequently approving the transaction and determining whether the transaction would proceed as an exchange offer or merger in which Legacy would offer the same consideration to all PEI stockholders. The parties contemplated that, following the approval by the PEI board of directors, the transaction would proceed with an agreement between Legacy and PEI. The price of the transaction was tentatively set at $8.50 per share of PEI common stock, but the structure, and the form of consideration, were not finally determined and no agreement was reached.

     From April 16 through May 2, 1999, the parties held numerous conference calls to further discuss the structure, terms and consideration of the proposed combination, and to review draft term sheets prepared by Legacy's outside legal counsel. During this period, the parties agreed that the consideration would include some combination of cash, convertible subordinated debentures or senior notes issued by Legacy.

     On April 21, 1999, Legacy entered into a separation agreement with New Plan Excel, pursuant to which the parties agreed, among other things, to modify the terms of certain of their existing agreements, including the termination of the intercompany agreement described above. The separation agreement expressly provided that New Plan Excel would not raise any objection to Legacy entering into an agreement with PEI. The separation agreement enabled Gary Sabin and the other Legacy executives to devote their full-time attention to Legacy.

     On May 3, 1999, Mr. Price's legal counsel prepared a draft of the Stockholders Agreement based on the foregoing discussions, and the parties met at the offices of Legacy's outside legal counsel to negotiate the draft.

     From May 4 through May 10, 1999, the parties held numerous discussions to further negotiate the terms of the proposed Stockholders Agreement, and to prepare and negotiate the related exhibits and schedules. Most of the discussions were held by conference call, with one in-person meeting held on May 7, 1999 at the offices of Legacy's outside legal counsel. During this period, the parties agreed that the transaction between Legacy and certain PEI stockholders would be subject to cancellation unless the board of directors of PEI approved the transaction in the period following the execution of the Stockholders Agreement, and PEI signed the Company Agreement by which PEI would agree to facilitate the transaction and approve Legacy's acquisition of PEI common stock. In addition, during this period, the parties agreed that Legacy would have the option to pay the $8.50 per share consideration in all cash or in a combination of (1) at least $4.25 in cash, (2) at least $2.75 in Legacy debentures, and (3) $1.50 in whatever combination Legacy may choose of cash, debentures or senior notes.

     On May 11, 1999, Gary Sabin, Sol Price and Jack McGrory met at the offices of Legacy's outside legal counsel to finalize the terms of the Stockholders Agreement and the related exhibits and schedules.

     Also on May 11, 1999, the board of directors of Legacy held a special telephonic meeting to consider the Stockholders Agreement. At this meeting, the Legacy board reviewed the terms of the Stockholders Agreement with Legacy's management and internal legal counsel. Based on such discussions, the Legacy board unanimously approved the Stockholders Agreement and the transactions contemplated thereby.

     On May 12, 1999, Gary Sabin and Sol Price met at Mr. Price's offices and signed the Stockholders Agreement. Later that day, Legacy issued a press release announcing the execution of the Stockholders Agreement.

     On May 18, 1999, Valuation Research Corporation delivered its written opinion to the PEI board that, as of such date, the consideration to be received by the holders of PEI common stock pursuant to the exchange offer is fair, from a financial point of view, to such holders. A copy of the opinion is attached hereto as Annex C.

     On May 21, 1999, Sol Price and the other PEI stockholders who signed the Stockholders Agreement deposited certificates representing 4,464,382 shares of PEI common stock into escrow pursuant to the Stockholders Agreement. On the same day, Legacy deposited $1.0 million in cash into escrow pursuant to the Stockholders Agreement.

     On June 1, 1999, the board of directors of Legacy held a special telephonic meeting to consider the Company Agreement. At this meeting, the Legacy board reviewed the Company Agreement with Legacy's management and Legacy's internal and outside legal counsel. The Legacy board heard presentations by its outside legal counsel with respect to the terms of the proposed business combination and the duties of the board in considering such a transaction. Based on such discussions and presentations, the board of directors of Legacy unanimously approved the Company Agreement and the transactions contemplated thereby.

     On June 2, 1999, the board of directors of PEI held a special meeting to consider the Company Agreement. At this meeting, the PEI board reviewed the Company Agreement with PEI's management, PEI's internal and outside legal counsel, PEI's auditors and representatives of Valuation Research Corporation. (PEI originally retained Valuation Research Corporation to render a fairness opinion in connection with the proposed New Plan Excel/PEI transaction, but when that transaction was not consummated, PEI retained Valuation Research Corporation to render a fairness opinion in connection with this transaction.) The PEI board heard presentations by its management and outside legal counsel with respect to the terms of the proposed business combination and the duties of the board in considering such a transaction. The PEI board also heard presentations by its auditors with respect to the tax and accounting implications of the transaction and by Valuation Research Corporation with respect to the financial terms of the proposed combination.

     At the conclusion of its presentation, Valuation Research Corporation delivered its oral opinion to the PEI board that, as of May 18, 1999, the consideration to be received by the holders of PEI common stock pursuant to the exchange offer is fair, from a financial point of view, to such holders.

     Based on such discussions, presentations and opinion, the board of directors of PEI unanimously (1) approved the Company Agreement and the transactions contemplated thereby, and (2) determined that the business combination should take the form of the exchange offer.

     Also on June 2, 1999, Legacy and PEI signed the Company Agreement and issued a joint press release announcing the execution of the Company Agreement. In addition, Legacy agreed by separate letter to take some affirmative actions to preserve PEI's status as a REIT in consideration of the approval by PEI of Legacy's acquisition of PEI common stock.

     On June 3, 1999, Legacy deposited an additional $6.5 million in cash into escrow pursuant to the Stockholders Agreement, so that the aggregate amount of funds in escrow totaled $7.5 million.

     On June 4, 1999, certain of the PEI stockholders who signed the Stockholders Agreement deposited certificates representing 3,550,588 additional shares of PEI common stock into escrow pursuant to the Stockholders Agreement, so that the aggregate number of shares in escrow totaled 8,014,970 shares of PEI common stock (representing approximately 51% of the PEI voting power).

     [On              , 1999, the pricing committee of the board of directors of
Legacy held a special meeting at which it determined that the consideration in
the exchange offer would consist of $     per share in cash, $     per share in
principal amount of Legacy debentures and $     per share in principal amount of
Legacy notes.]

OUR REASONS FOR THE EXCHANGE OFFER

     In reaching its conclusion to approve the Stockholders Agreement, the Company Agreement and the exchange offer, Legacy's board of directors consulted with management, as well as our legal and financial advisors, and considered the following positive factors:

     - The effectiveness of the exchange offer in implementing and accelerating our growth strategy consistent with our business goals.

     - The ability to significantly expand the size and geographic diversity of our property portfolio as a result of the exchange offer, thereby reducing the potential adverse impact on the overall portfolio of fluctuations in local economies.

     - The ability to use PEI as a vehicle to acquire traditional, fully-developed properties, such as shopping centers, while continuing to acquire non-traditional properties, such as those requiring significant restructuring or redevelopment, through Legacy.

     - The opportunity to place some of our completed development projects into a REIT to take advantage of preferred tax treatment.

     - Our management's view that PEI's properties are generally well-maintained with strong credit quality tenants, providing a solid base from which to grow.

     - Our management's view that the increased size of our portfolio as a result of the exchange offer may provide us with greater liquidity, including expanded access to the capital markets at a reduced cost, enabling us to improve our results of operations and financial position.

     - The leverage of Legacy's investment in the PEI common stock by virtue of the outstanding PEI preferred stock.

     - The opportunities for economies of scale and operating efficiencies that should result from the exchange offer, primarily in terms of the integration of property management and back office facilities.

     - The opportunities for cost savings that should result from eliminating the management time and effort required to acquire a substantial number of properties on an individual basis.

     - The ability to effectuate the exchange offer through the issuance, at our election, of all cash or some combination of cash and debt securities.

     - The likelihood of completing the exchange offer and acquiring control of PEI in a timely manner, particularly in light of the large percentage of PEI common stock held in escrow.

     - The terms of the Company Agreement entitling us, upon a material breach by PEI, either to acquire the shares of PEI common stock held in escrow by completing the exchange offer, or to liquidated damages in the amount of $7.5 million.

     - Our board's view that the overall terms of the Stockholders Agreement and the Company Agreement are fair to us and our stockholders.

     Our board of directors also considered potentially negative factors that could arise or do arise from the proposed transaction, including the following:

     - The significant costs involved in connection with completing the exchange offer and the substantial management time and effort required to effectuate the transaction and integrate the businesses of Legacy and PEI.

     - The terms of the Company Agreement entitling PEI, upon a material breach by us, to liquidated damages in the amount of $7.5 million (plus interest).

     - The conditions and restrictions imposed upon our ability to control PEI, which conditions and restrictions are intended to protect the holders of PEI preferred stock.

     - The possible adverse effects on the market for Legacy common stock and on our ability to raise capital that might result if the exchange offer is not consummated.

     - The risk that the anticipated benefits of the exchange offer might not be fully realized.

     In the view of our board of directors, the negative factors were not sufficient, either individually or collectively, to outweigh the advantages of the exchange offer.

     The foregoing discussion of the information and factors considered by the Legacy board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Legacy board in reaching its determination to approve the Stockholders Agreement, the Company Agreement and the exchange offer. In view of the wide variety of information and factors considered, our board of directors did not find it practical to, and did not, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

PEI'S REASONS FOR THE EXCHANGE OFFER

     The PEI board of directors thought about a number of factors in approving the Company Agreement and the offer from Legacy. Those factors can be separated into four categories:

     (1) factors relating to the timing -- that is, is this a reasonable time to sell PEI?

     (2) factors relating to price -- is this a fair price at which to sell?

     (3) factors relating to Legacy -- if the time and price are appropriate, is there anything about Legacy, or the nature of the consideration, that would suggest Legacy was not an appropriate buyer? and

     (4) factors relating to the PEI preferred stock -- are adequate protections for the preferred stock possible?

     Timing. The PEI board concluded that this is a sensible time for a transaction like this. The PEI board currently sees an uncertain economic climate. Current nominal interest rates seem to be relatively low by recent historical standards. If inflationary fears or other factors were to lead to increases in interest rates, the value of PEI's properties would decline. If the economy were to perform poorly, as a general matter, that would affect the financial health of PEI. The growth of "e-commerce," or other changes in consumer shopping patterns, could adversely affect the kind of "big box retail" operations that comprise most of PEI's tenants, and therefore, could adversely affect PEI.

     Some, or even all, of these uncertainties might not actually develop in such a way as to hurt the business of PEI. However, the very existence of the uncertainties was itself a consideration suggesting that the timing of a transaction like the offer discussed in these materials was reasonable.

     Added to these, the PEI board believes that a larger operation than PEI would see some operating efficiencies. Having the real estate, tax, financial, legal and other skills necessary for PEI's operations involves a significant level of essentially fixed costs. Once such a team is assembled, efficiencies can be achieved by using it to manage a larger portfolio of properties. The PEI board did not, however, want to increase the size of PEI and increase the management responsibilities of PEI's current management team. Among other things, a REIT is required to distribute substantially all of its income. As a result, a REIT can only increase the number of properties it manages by taking on additional debt, issuing new securities, or engaging in "like kind" exchanges of existing properties for a number of other properties. The PEI board did not find any of these possibilities attractive.

     Price. Once the PEI board concluded that it was a reasonable time for a transaction of this nature, the next question was price. Various individuals made several possible acquirors aware of PEI's potential interest in a sale, and PEI engaged in serious discussions and negotiations with some of those entities. None of those entities proposed paying as much as $8.50 per share of PEI common stock.

     Further, objective criteria provided support for the fairness of the price of $8.50 per share. Such price reflects a premium of 46.23% over the closing price of the PEI common stock on the Nasdaq National Market on April 30, 1999.

     The PEI board also considered the fact that no one approached PEI to discuss or propose a competing offer from the time of the announcement of the Stockholders Agreement on May 12 through the meeting of the PEI board on June 2. If a competing offer had been made during that period, PEI could have accepted it without any obligations to Legacy at all.

     In order to validate these conclusions further, the PEI board retained Valuation Research Corporation to evaluate the transaction from a financial point of view. That firm issued an opinion that the PEI board viewed as favorable, a copy of which is attached as Annex C. (You should read that opinion in its entirety to understand its limitations, the assumptions on which it is based, and its conclusions.)

     In reaching its conclusions, the PEI board also considered that a portion of the Legacy purchase price might be paid in debt instruments, which might be valued in the market at less than their par value. A lower valuation, of course, would mean that the effective purchase price was less than $8.50 per share. If the Legacy debentures or Legacy notes traded at 90% of par, for example, the initial effective purchase price would be approximately $8.08 per share. The PEI board also considered that declines in market interest rates and, with respect to the Legacy debentures, the convertibility feature, could cause the Legacy debt to trade at a price higher than 100% of par.

     Legacy. The PEI board also considered Legacy and its management. Based on the same information about Legacy that appears in this prospectus and related materials, the PEI board was comfortable establishing a relationship with Legacy. You should study this prospectus and related materials and make your own conclusions as to whether to accept the offer, and as to whether to retain an interest in Legacy's securities. From the PEI board's perspective, there was a realistic possibility that the convertibility feature of the convertible debt could provide stockholders with some of the upside potential currently associated with their investment. However, the PEI board cannot provide you with any assurances on these questions and you should reach your own conclusions.

     Preferred Stock. After going through this analysis, the PEI board thought it also important to retain reasonable protections for the holders of PEI preferred stock. Legacy agreed to certain such protections, including proposed charter amendments giving holders of PEI preferred stock (excluding Legacy if it buys any PEI preferred stock) the right to elect a majority of PEI's directors even if Legacy owns 100% of the PEI common stock and any shares of PEI preferred stock. These protections are explained in greater detail elsewhere in this prospectus, particularly in "-- Effect on PEI Preferred Stock" and "Description of the Agreements -- The Company Agreement." Naturally, the PEI board cannot be sure that the provisions will be effective in providing protection for holders of PEI preferred stock, and the holders will have to decide for themselves whether it is desirable to maintain their interest rather than selling all or part of it.

     The PEI board also considered that stockholders holding over 51% of the voting power, and over 60% of the PEI common stock, had expressed satisfaction with the proposal of Legacy, and had placed, or indicated a willingness to place, their PEI common stock in escrow with instructions to accept the offer. See "Description of the Agreements -- The Stockholders Agreement."

     Based on all of the foregoing, the PEI board voted unanimously to approve the exchange offer.

FAIRNESS OPINION

     PEI's board of directors retained Valuation Research Corporation to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be paid to the holders of PEI common stock in our offer. The consideration in our offer was determined through arm's-length negotiations between Legacy and PEI.

     Since its founding in 1975, Valuation Research Corporation has provided valuation services to clients throughout the United States, including Fortune 500 companies, as well as internationally through its affiliation with various valuation companies across Europe and South America. The financial group activities of Valuation Research Corporation include financial advisory services, asset and securities valuations, industry and company research and analysis, litigation support and expert testimony. Valuation Research Corporation is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions and reorganizations and for estate, tax, corporate and other purposes.

     Valuation Research Corporation was initially retained by PEI in connection with PEI's initial discussions with New Plan Excel, but when that transaction was not consummated, PEI retained Valuation Research Corporation to render its opinion as to whether the consideration to be paid by Legacy to the holders of PEI common stock in the exchange offer is fair, from a financial point of view, to the holders of PEI common stock. Valuation Research Corporation was selected because of its experience and expertise. Prior to the engagements, neither Valuation Research Corporation nor any affiliate of Valuation Research Corporation had performed any investment banking or other financial services for or had any other material relationship with Legacy or PEI.

     Valuation Research Corporation delivered to PEI's board of directors its written opinion dated May 18, 1999 to the effect that, as of such date and based upon and subject to various considerations set forth in the opinion and such other factors as Valuation Research Corporation deemed relevant, the consideration to be paid by Legacy to the holders of PEI common stock is fair from a financial point of view.

     THE COMPLETE TEXT OF VALUATION RESEARCH CORPORATION'S OPINION (INCLUDING EXHIBITS A AND B DELIVERED THEREWITH) IS ATTACHED HERETO AS ANNEX C AND THE SUMMARY OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. STOCKHOLDERS OF PEI ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY VALUATION RESEARCH CORPORATION. VALUATION RESEARCH CORPORATION'S OPINION TO PEI'S BOARD OF DIRECTORS ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE PAID, AND DOES NOT CONSTITUTE A RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD EXCHANGE YOUR SHARES OF PEI COMMON STOCK.

     In connection with rendering its opinion, Valuation Research Corporation:

     - reviewed the Stockholders Agreement and the Company Agreement,

     - reviewed and analyzed certain publicly available business and financial information of PEI and Legacy for recent years and interim periods to date, including, but not limited to, (1) Legacy's Annual Report on Form 10-K for the fiscal year ended July 31, 1998 and Transition Report on Form 10-Q for the transition period from August 1, 1998 to December 31, 1998 and (2) PEI's Transition Report on Form 10-K for the transition period from September 1, 1997 to December 31, 1997 and Annual Report on Form 10-K for the fiscal year ended December 31, 1998,

     - reviewed and analyzed certain internal financial and operating information, including financial forecasts, analyses and projections prepared by management of PEI and Legacy,

     - conducted discussions with members of the senior management of PEI with respect to the business and prospects of PEI,

     - reviewed and considered certain financial and stock market data relating to PEI, and compared that data with similar data for certain other publicly traded companies that Valuation Research Corporation believed may be relevant, and

     - reviewed the financial terms, to the extent publicly available, of certain transactions that Valuation Research Corporation believed may be relevant.

     In addition, Valuation Research Corporation conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion.

     In rendering its opinion, Valuation Research Corporation assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Valuation Research Corporation. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with

Valuation Research Corporation, it was advised by PEI's management that those forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future financial performance of PEI. Valuation Research Corporation did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PEI nor did Valuation Research Corporation make any physical inspection of the properties or assets of PEI. Valuation Research Corporation's opinion is based upon the conditions as they existed as of the date of its opinion and can be evaluated on that date only.

     The fairness opinion of Valuation Research Corporation was only one of many factors considered by PEI's board of directors in determining to approve the exchange offer.

     The following paragraphs briefly summarize the quantitative analyses performed by Valuation Research Corporation in arriving at its opinion dated May 18, 1999 presented to PEI's board of directors.

     Comparable Companies Analysis. Valuation Research Corporation compared selected publicly-available historical and projected stock market data and financial results for PEI to the corresponding data of the following companies:

     - Burnham Pacific Properties, Inc.,

     - Developers Diversified Realty Corp.,

     - JDN Realty Corporation,

     - Kimco Realty Corporation, and

     - Weingarten Realty Investors (collectively, the Comparable Companies).

Such data included, among other things, multiples of current stock price to 1998 funds from operations per share (1998 FFO) (defined as net income plus depreciation and amortization, excluding gains on sales of property, non-recurring charges, and other extraordinary items) and projected 1999 funds from operations per share (1999 Projected FFO). All of the trading multiples of the Comparable Companies were based on closing stock prices as of April 30, 1999 and all FFO per share estimates were based on projections published, in the case of the Comparable Companies, by First Call and, in the case of PEI, projections provided by management. Accordingly, such estimated projections may or may not prove to be accurate.

     Comparable Transactions Analysis. Valuation Research Corporation also analyzed publicly available information for five selected acquisition and merger transactions between REITs deemed by Valuation Research Corporation to be reasonably similar to the exchange offer. In examining these transactions, Valuation Research Corporation analyzed certain financial parameters of the acquired company relative to the consideration offered. Combinations between REITs compared included:

     - Kimco Realty Corporation and The Price REIT, Inc.,

     - Simon DeBartolo Group, Inc. and Corporate Property Investors,

     - Prime Retail, Inc. and Horizon Group, Inc.,

     - Excel Realty Trust and New Plan Excel, and

     - Santa Anita Realty Enterprises and Meditrust (collectively, the Comparable Transactions).

None of the companies or acquired entities utilized in the above Comparable Companies analysis and Comparable Transactions analysis for comparative purposes is, of course, identical to PEI. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and the acquired entities and other factors that could affect the value of the Comparable Companies and acquired entities as well as that of PEI.

     Discounted Cash Flow Analysis. Valuation Research Corporation performed a discounted cash flow analysis of the projected cash flow of PEI for calendar years 1999 through 2003, based in part on internal estimates provided by management. The stand-alone discounted cash flow analysis of PEI was determined by (1) adding (a) the present value of projected free cash flows over the five-year period from 1999 to 2003 and (b) the present value of the estimated terminal value of PEI in year 2003 and (2) subtracting the value of any long-term debt and preferred stock of PEI. The estimated terminal value was calculated based on a perpetuity formula assuming a 2.0% growth rate. The cash flows and terminal values of PEI were discounted to present value using a discount rate of 10.0%.

     Historical Trading Price Analysis. Valuation Research Corporation also examined the history of the trading prices and volume for the shares of PEI common stock. This examination showed that during the period from April 30, 1998 to April 30, 1999, the PEI common stock traded in the range of $4.35 to $5.81 per share.

     Average Transaction Premium Analysis. Valuation Research Corporation reviewed mergers and acquisitions in the real estate industry utilizing publicly available data to derive an average premium paid over the public trading prices per share five days prior to the announcement of such transactions in 1997. Valuation Research Corporation noted that the reasons for, and circumstances surrounding, each of the transactions analyzed were diverse and that premiums fluctuate among different industry sectors based on perceived growth, synergies, strategic value and the type of consideration utilized in the transaction. The analysis indicated that the average premium paid over trading prices was 22.5% in 1997.

     REIT Unsecured Debt and Preferred Stock Issues Analysis. Valuation Research Corporation reviewed recently issued unsecured debt and preferred stocks in the U.S. REIT industry. This examination showed that U.S. REIT unsecured debt issues with a rating of between Baa1/BBB+ to Baa3/BBB- had a coupon rate range of 6.7% to 7.75%. Also, newly issued U.S. REIT preferred stocks with a rating of between ba2/BB+ to baa2/BBB+ had a coupon in the range of 8.25% to 9.5% and a corresponding yield range of 8.29% to 9.49%.

     Valuation Research Corporation observed that the Legacy debentures and the Legacy notes offer a coupon rate at the high end of the above described unsecured debt issues and preferred stocks. Valuation Research Corporation also noted that the Legacy debentures offer the holders the potential to benefit from any potential appreciation in Legacy's equity market value.

     Valuation Research Corporation believes that its analysis in the summary set forth above must be considered as a whole. Selecting portions of this analysis, without considering all of the analysis, would create an incomplete view of the process underlying

Valuation Research Corporation's opinion. In performing its analysis, Valuation Research Corporation made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PEI and Legacy. The analysis performed by Valuation Research Corporation is not necessarily indicative of actual values or actual future results, both of which may be significantly more or less favorable than suggested by the analysis.

     Pursuant to the terms of Valuation Research Corporation's engagement, PEI has agreed to pay Valuation Research Corporation for its financial advisory services in connection with the exchange offer a fee of $70,000. PEI has also agreed to reimburse Valuation Research Corporation for its reasonable out-of-pocket expenses incurred in performing its services. In addition, PEI has agreed to pay a fee of $25,000 to Valuation Research Corporation for its work in connection with PEI's discussions with New Plan Excel.

EXCHANGE RATE

     We will pay $[4.25] in cash and issue the principal amount of $[2.75] in Legacy debentures and $[1.50] in Legacy notes in exchange for each share of PEI common stock tendered in the exchange offer. However, instead of issuing Legacy debentures and notes with a principal amount of other than $1,000 or an integral multiple of $1,000, we will pay you cash for amounts that are below a multiple of $1,000. For example, if you tender 1,000 shares of PEI common stock in our offer, we will pay to you $5,500 in cash and issue to you the principal amount of $2,000 in Legacy debentures and $1,000 in Legacy notes. Although the exchange rate indicates that you should receive $4,250 in cash, $2,750 in principal amount of Legacy debentures and $1,500 in principal amount of Legacy notes, we will not be issuing Legacy debentures or Legacy notes in principal amounts other than $1,000 and multiple integrals thereof. Accordingly, in this example, $750 otherwise issuable in the form of a Legacy debenture and $500 otherwise issuable in the form of a Legacy note would be added to the amount to be paid to you in cash.

     Pursuant to the Stockholders Agreement, the cash, debentures and notes issued in the exchange offer will accrue interest from August 15, 1999. The cash will accrue interest at the rate of 8.0% per annum, the Legacy debentures will accrue interest at the rate of 9.0% per annum, and the Legacy notes will accrue interest at the rate of 10.0% per annum. The interest on the cash will be paid with the cash portion of the offer promptly after the expiration date. The interest on the Legacy debentures and the Legacy notes will be paid on their regular interest payment dates.

EXPIRATION DATE

     You have until 5:00 p.m., New York City time, on              , 1999 to
accept our offer (unless extended). At that time, our offer will expire. If we extend the expiration date, we will publicly announce the extension as soon as practicable after we make the extension (and in any event no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date). Without limiting the manner in which we may choose to make a public announcement, we will not have any obligation to publish or communicate the public announcement other than by making a release to the Dow Jones News Services.

EXCHANGE OF CASH, DEBENTURES AND NOTES FOR PEI COMMON STOCK

     If you deliver a properly completed and executed letter of transmittal, which you received along with this prospectus, and stock certificates representing your shares of PEI common stock prior to the expiration date to the exchange agent at its address, then you will have accepted the exchange offer as to the number of shares reflected on the stock certificates delivered.

     Except as provided below, all signatures on a letter of transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal (each such institution is referred to in this prospectus as an "eligible institution"). Signatures on a letter of transmittal need not be guaranteed if:

     - the letter of transmittal is signed by the registered holder of the shares of PEI common stock tendered therewith and the registered holder has not completed the box entitled "Special Exchange Instructions" on the letter of transmittal, or

     - the shares of PEI common stock tendered therewith are for the account of an eligible institution.

     YOU MUST CHOOSE HOW TO DELIVER THE LETTER OF TRANSMITTAL, STOCK CERTIFICATES AND OTHER NECESSARY DOCUMENTS TO THE EXCHANGE AGENT, AND YOU BEAR THE RISK OF HOW YOU MAKE THIS DELIVERY. WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE RATHER THAN A MAIL SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE TIMELY DELIVERY. YOU SHOULD SEND THE LETTER OF TRANSMITTAL, STOCK CERTIFICATES AND OTHER NECESSARY DOCUMENTS TO THE EXCHANGE AGENT AT THE ADDRESS PROVIDED IN THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL.

     If you want us to issue the Legacy debentures or the Legacy notes in a name other than the name in which your PEI stock certificates are registered, you must properly endorse or otherwise place in proper form for transfer your stock certificates so surrendered, and the person requesting this exchange must pay to Legacy or the exchange agent any applicable transfer or other taxes required due to the issuance of this certificate. If your PEI stock certificates are registered in the name of your broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your shares, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If your stock certificates are registered in the name of the registered holder and you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering the letter of transmittal, stock certificates, and other necessary documents, either arrange to register your shares in your name or obtain a properly completed stock power from the registered holder.

     If the letter of transmittal is signed by a person other than the registered holder of any PEI common stock listed therein, the stock certificates reflecting ownership of this PEI common stock must be endorsed or accompanied by appropriate stock powers that authorize this person to tender the PEI common stock on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on these stock certificates.

     If the letter of transmittal, any stock certificates representing PEI common stock tendered, or any stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation, or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless waived by us, submit with the letter of transmittal evidence satisfactory to us of their authority to so act.

     After the expiration date the exchange agent will send us written notice of the amount of outstanding PEI common stock validly tendered in the exchange offer. Promptly after we receive this notice, if all the conditions to the offer are satisfied or waived, then we will exchange each validly tendered share of PEI common stock for cash, Legacy debentures and Legacy notes at the exchange rate described above. We then will deliver by registered mail checks, Legacy debentures and Legacy notes representing the PEI common stock that has been tendered.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered shares of PEI common stock will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all shares of PEI common stock not properly tendered or any shares of PEI common stock our acceptance of which would, in the opinion of our counsel, be unlawful. We reserve the absolute right to waive any irregularities or conditions of tenders as to particular shares of PEI common stock. Unless waived by us, any defects or irregularities in connection with tenders of shares of PEI common stock must be cured within the time we determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of shares of PEI common stock or withdrawal of shares nor shall any of them incur any liability for failure to give any notification. Tenders of shares of PEI common stock will not be deemed to have been made until such defects or irregularities have been cured or waived. As soon as practicable following the expiration date, the exchange agent will return without cost any stock certificates representing PEI common stock that were not properly tendered and as to which defects or irregularities have not been cured or waived to the tendering holder of these stock certificates, unless otherwise provided in the letter of transmittal.

     If any of the stock certificates representing your PEI common stock have been mutilated, lost, stolen or destroyed, you should contact the exchange agent at the address below for further instruction.

EXCHANGE AGENT

                    has been appointed as exchange agent of the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery (see below) should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:            By Hand Delivery:
--------------------------------------      --------------------------------------
--------------------------------------      --------------------------------------
--------------------------------------      --------------------------------------
--------------------------------------      --------------------------------------
Attn:                                       Attn:
--------------------------------------      --------------------------------------
By Overnight Delivery:                      By Facsimile:
--------------------------------------      ( ____ )
--------------------------------------      --------------------------------------
--------------------------------------      Confirm by Telephone:
--------------------------------------      ( ____ )
Attn:                                       --------------------------------------
--------------------------------------

GUARANTEED DELIVERY PROCEDURES

     PEI stockholders who wish to tender their shares of PEI common stock and whose stock certificates representing PEI common stock are not immediately available or who cannot deliver the letter of transmittal, their stock certificates, or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

     - the tender is made through an eligible institution,

     - prior to the expiration date, the exchange agent receives (by facsimile transmission, mail or hand delivery) from this eligible institution a properly completed and duly executed notice of guaranteed delivery, which you received along with this prospectus, that:

        - sets forth the name and address of the holder of PEI common stock, the certificate number or numbers of the PEI common stock, and the number of shares of PEI common stock tendered,

        - states that the tender is being made thereby, and

        - guarantees that, within three business days after the expiration date, the letter of transmittal, the stock certificates representing the PEI common stock to be tendered in proper form for transfer, and any other necessary documents will be deposited by the eligible institution with the exchange agent, and

     - a properly completed and executed letter of transmittal, together with the stock certificates representing all tendered PEI common stock in proper form for transfer, and all other necessary documents are received by the exchange agent within three business days after the expiration date.

CONDITIONS TO THE EXCHANGE

     Our offer is conditioned upon 8,000,000 shares of PEI common stock being tendered for exchange and not withdrawn prior to the expiration date for the exchange offer. Under the Stockholders Agreement, Sol Price, as trustee of certain trusts, and other stockholders of PEI have agreed to exchange their shares of PEI common stock, which together aggregate 8,014,970 shares. These shares have been placed in escrow pending the consummation of the exchange offer. Although we expect the minimum number of shares of PEI common stock to be tendered in the exchange offer from the escrow described above, it is very important to us that you tender your shares. For a discussion of the terms of the Stockholders Agreement, see "Description of the Agreements -- The Stockholders Agreement."

     In addition, regardless of whether 8,000,000 shares of PEI common stock are tendered in the exchange offer, we will be under no obligation to accept the shares if prior to our acceptance of the shares any of the following occur:

     - any court or other governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action Legacy and PEI shall have used all reasonable efforts to resist, resolve or lift, as applicable):

        - seeking to restrain, enjoin or otherwise prohibit the transactions contemplated by the Stockholders Agreement,

        - seeking to prohibit or restrict the ownership or operation by Legacy of any material portion of PEI's business or assets,

        - making the acquisition of, or exchange for, some or all of the shares of PEI common stock illegal, or

        - imposing material limitations on the ability of Legacy effectively to acquire or to hold or to exercise full rights of ownership of the PEI common stock,

     - any authorizations, consents, orders or approvals of, or declarations or filings with, any governmental entity which, if not obtained in connection with the consummation of the transactions contemplated by the Stockholders Agreement, could reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of PEI, including without limitation the effectiveness of any applicable registration statement or proxy materials, shall not have been obtained, declared, filed or have occurred, as the case may be,

     - (1) any general suspension of trading in, or limitation on prices for, the PEI common stock on the Nasdaq National Market, (2) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States or (3) in the case of any of the foregoing events described in clauses (1) and (2) existing at the time of the commencement of our offer, a material acceleration or worsening thereof,

     - PEI commences a case under any chapter of Title XI of the United States Code, which is the federal bankruptcy law, or any similar law or regulation; or a petition under any chapter of Title XI of the United States Code or any similar law or regulation shall have been filed against PEI which is not dismissed within three business days,

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

     - any change, development, effect or circumstance shall have occurred or be threatened with respect to PEI's major tenant, Costco Companies, Inc., formerly Price/Costco, Inc., that would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of PEI, or

     - the Stockholders Agreement among Legacy, Sol Price, as trustee of certain trusts, and other stockholders of PEI shall have been terminated pursuant to its terms.

TERMINATION OF THE EXCHANGE OFFER

     Our exchange offer (as well as the Stockholders Agreement and the Company Agreement) may be terminated at any time prior to the expiration date if:

     - the parties to the agreements agree to the termination,

     - any party materially breaches its obligations under the agreements,

     - we do not consummate the exchange offer by              , 1999, other
       than as a result of any conditions to the exchange offer not being satisfied, or

     - any conditions to the exchange offer are not satisfied by December 1, 1999 due to no fault of the parties.

     If the agreements terminate under the second point above, the breaching party is obligated to pay the nonbreaching party liquidated damages in the amount of $7.5 million (or $7.5 million plus interest in the case of a material breach by Legacy); provided that, in the case of a material breach by PEI, we may elect, in lieu of the liquidated damages, to consummate the exchange offer and obtain the shares held in escrow and all other shares tendered in the offer. If the agreements terminate under the third point above, we are obligated to pay PEI liquidated damages in the amount of $7.5 million (plus interest). If the agreements terminate under the first or fourth point above, the escrow will be terminated, all items held in the escrow will be returned to the parties who deposited them, and none of the parties generally will have any further obligations thereunder. The amount payable by Legacy to PEI is subject to increase based on the timing of the termination as described in "Description of the Agreements -- The Stockholders Agreement."

     If the exchange offer is terminated without our acceptance of any shares of PEI common stock tendered, we will promptly return all shares tendered to the appropriate PEI stockholders.

WITHDRAWAL RIGHTS

     You may withdraw tenders of your shares of PEI common stock at any time before the exchange offer expires. If you change your mind again, you may retender your shares of PEI common stock by following the exchange offer procedures again prior to the expiration of the exchange offer.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of its addresses set forth in the section of this prospectus titled "-- The Exchange Agent." The notice of withdrawal must:

     - specify the name of the person having tendered the shares of PEI common stock to be withdrawn,

     - identify the number of shares of PEI common stock to be withdrawn, and

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

     - specify the name in which physical share certificates representing PEI common stock are registered, if different from that of the withdrawing holder.

     If certificates for the PEI common stock have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. See "-- Exchange of Cash, Debentures and Notes for PEI Common Stock" for a description of the entities that qualify as eligible institutions.

     Any shares of PEI common stock withdrawn will be deemed not to have been validly tendered for exchange for purposes of our offer. Any shares which have been tendered for exchange but which are not exchanged for any reason will be promptly returned to the holder who tendered the shares. Properly withdrawn shares may be retendered by following one of the procedures described in this prospectus and the letter of transmittal.

     Except as otherwise provided above, any tender of shares of PEI common stock made under the exchange offer is irrevocable.

FEDERAL INCOME TAX CONSEQUENCES

     The exchange of PEI common stock for cash, Legacy debentures and Legacy notes pursuant to the exchange offer will be a taxable transaction for United States federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. YOU SHOULD CAREFULLY READ THE SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER, AND OF ACQUIRING, OWNING AND DISPOSING OF THE LEGACY DEBENTURES AND NOTES, UNDER "UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" AND ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES IN YOUR PARTICULAR CIRCUMSTANCE.

FEES AND EXPENSES

     We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers and regular employees and the officers and regular employees of our affiliates.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     We will pay the cash expenses to be incurred in connection with the exchange offer, which are estimated in the aggregate to be approximately $8.0 million. Such expenses include registration fees, fees and expenses of the exchange agent for our offer and the trustee under the indentures for the Legacy debentures and the Legacy notes, accounting and legal fees, printing costs, severance payments to PEI employees and payments with respect to PEI stock options, among others.

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

     We will pay all transfer taxes, if any, applicable to the exchange of cash, Legacy debentures and Legacy notes for PEI common stock pursuant to the exchange. If, however, a transfer tax is imposed for any reason other than the exchange of cash, Legacy debentures and Legacy notes for PEI common stock pursuant to the exchange, then the amount of any transfer taxes (whether imposed on the PEI stockholder or any other persons) will be payable by the tendering stockholder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the PEI stockholder.

RESALES OF THE LEGACY DEBENTURES AND LEGACY NOTES BY PEI AFFILIATES

     Although we will register with the SEC under the Securities Act of 1933 the Legacy debentures and the Legacy notes to be issued to PEI stockholders in the exchange offer, affiliates of PEI must comply with the provisions of Rule 145 under the Securities Act of 1933. PEI affiliates include any person who, directly or indirectly, controls, or is controlled by, or is under common control with PEI. Rule 145(d) requires that each person deemed to be an affiliate of PEI must resell his Legacy debentures and Legacy notes pursuant to certain requirements of Rule 144 under the Securities Act of 1933 if the Legacy debentures or the Legacy notes are sold within the first year after the receipt thereof. After the first anniversary of our issuance of the Legacy debentures and the Legacy notes, if this person is not an affiliate of Legacy and Legacy is current in the filing of its periodic securities law reports, this person may freely resell his Legacy debentures and Legacy notes received in the exchange offer without limitation. After the second anniversary of our issuance of the Legacy debentures and the Legacy notes, if this person is not an affiliate of Legacy at the time of sale and has not been so for at least three months prior to the sale, this person may freely resell his Legacy debentures and Legacy notes without limitation, regardless of the status of our periodic securities law reports.

REGULATORY MATTERS

     We believe that the exchange offer may be consummated without notification being given or information being furnished to the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and that no waiting period requirements under the Hart-Scott-Rodino Act are applicable to our offer.

EFFECT ON OPTIONS TO PURCHASE PEI STOCK

     Our offer does not apply to options to purchase PEI stock. However, we have agreed with PEI in the Company Agreement to accelerate the vesting of PEI stock options and to make cash payments with respect to those options. For a discussion of the effect of our offer on PEI options, see "Persons Interested in the Exchange Offer."

EFFECT ON PEI PREFERRED STOCK

     Our offer does not apply to the PEI preferred stock, which will remain outstanding following the exchange offer. We have agreed in the Company Agreement that after the consummation of the exchange offer, the holders of PEI preferred stock will be entitled to

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

elect a majority of PEI's board of directors and to have one designee on Legacy's board of directors, until:

     - less than 2,000,000 shares of PEI preferred stock remain outstanding,

     - we make an offer to purchase any and all outstanding shares of PEI preferred stock at a cash price of $16.00 per share, and purchase all shares duly tendered and not withdrawn, or

     - in other circumstances described in the Company Agreement.

For a more detailed discussion, see "Description of the Agreements -- The Company Agreement." In addition, Legacy has agreed by separate letter to take some affirmative actions to preserve PEI's status as a REIT in consideration of the approval by PEI of Legacy's acquisition of PEI common stock.

ACCOUNTING TREATMENT

     For accounting purposes, neither Legacy nor PEI will recognize a gain or loss as a result of the exchange offer. PEI will, however, expense its costs related to the exchange offer. We will account for our purchase of the PEI common stock under the equity method. Pursuant to the equity method, we will report our investment as a one-line item on our balance sheet and our equity in the earnings or loss of PEI as a one-line item on our statement of income. We will not consolidate the accounts of PEI because the holders of PEI preferred stock will be entitled to elect a majority of PEI's board of directors following the consummation of the exchange offer. However, if one of the conditions occurs which terminates the right of the holders of PEI preferred stock to elect a majority of the PEI board, we may be able to consolidate the accounts of PEI at that time. For a discussion of the rights of the holders of PEI preferred stock to elect a majority of the PEI board, see "Description of the Agreements -- The Company Agreement."

ANTICIPATED MERGER AND DISSENTING STOCKHOLDERS RIGHTS

     After the exchange, we may merge PEI with a wholly-owned subsidiary of Legacy. The merger will have no effect on the PEI stockholders who accept our offer. It will affect, however, those PEI stockholders who do not accept our offer. If we proceed with a merger, we will give those stockholders the same ratio of cash, Legacy debentures and Legacy notes for their PEI common stock as is being offered to you. If the transaction is consummated as planned and the number of outstanding shares of PEI common stock is reduced below the level required for listing by the Nasdaq National Market, the PEI common stock may be delisted from the Nasdaq National Market. Under Maryland law, those stockholders who do not tender their shares of PEI common stock in the exchange offer may dissent from any future merger of PEI only if the PEI common stock is not listed on the Nasdaq National Market on the record date for determining stockholders entitled to vote on the merger, and they must comply fully with federal law and Maryland law for their dissent to be effective.

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

                         DESCRIPTION OF THE AGREEMENTS

     The following is a brief summary of the material provisions of the Stockholders Agreement and the Company Agreement. Copies of the agreements are included as Annex A and Annex B, respectively, and are incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement and the Company Agreement. All PEI stockholders are urged to read the Stockholders Agreement and the Company Agreement in their entirety.

THE STOCKHOLDERS AGREEMENT

     We entered into two agreements that govern our actions with respect to our offer to exchange cash, Legacy debentures and Legacy notes for your shares of PEI common stock. The first agreement, which is referred to in this prospectus as the "Stockholders Agreement," was entered into with Sol Price, as trustee of certain trusts, and other stockholders of PEI. For a discussion of the background of our offer and the negotiations with respect to the Stockholders Agreement, see "The Exchange Offer -- Background of the Exchange Offer."

     Under the terms of the Stockholders Agreement, we agreed to pay $8.50 per share for the PEI common stock, comprised, at our election, of $8.50 in cash or:

     - at least $4.25 in cash,

     - at least $2.75 in principal amount of the Legacy debentures, and

     - $1.50 per share in whatever combination we may choose of cash, Legacy debentures or Legacy notes.

We ultimately decided to make our offer to you at the exchange rate of $[4.25] in cash, $[2.75] in principal amount of Legacy debentures and $[1.50] in principal amount of Legacy notes for each share of PEI common stock.

     Pursuant to the Stockholders Agreement, the cash, debentures and notes issued in the exchange offer will accrue interest from August 15, 1999. The cash will accrue interest at the rate of 8.0% per annum, the Legacy debentures will accrue interest at the rate of 9.0% per annum, and the Legacy notes will accrue interest at the rate of 10.0% per annum.

     The Stockholders Agreement sets forth the conditions to which our offer is subject. For a discussion of those conditions, see "The Exchange
Offer -- Conditions to the Exchange." For a discussion of the terms of the Legacy debentures and the Legacy notes, see "Description of the Legacy Debentures and the Legacy Notes."

     Pursuant to the Stockholders Agreement, on May 21, 1999, Sol Price, as trustee of certain trusts, and the other stockholders of PEI who are parties to the Stockholders Agreement deposited an aggregate of 4,464,382 shares of PEI common stock (representing approximately 28.5% of the PEI voting power) into escrow, and we deposited into escrow the sum of $1.0 million. The Stockholders Agreement granted the PEI board of directors the right to determine whether the transaction would proceed, and if so, whether the transaction would proceed as an exchange offer for PEI common stock or a merger with PEI. If the transaction did not proceed as a result of PEI or the PEI stockholders abandoning the transaction, we would have been entitled to liquidated damages in the amount of $1.0 million payable by Sol Price individually. Likewise, if the transaction did not proceed as a result of Legacy abandoning the transaction, the PEI stockholders would
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

have been entitled to liquidated damages in the amount of $1.0 million (plus interest). For a description of the liquidated damages provisions which now apply, see "-- Termination of the Agreements and Liquidated Damages."

     The PEI board met on June 2, 1999 and approved the transaction, and determined that the transaction would proceed as an exchange offer. On June 4, 1999, certain of the PEI stockholders who signed the Stockholders Agreement deposited additional shares of PEI common stock into escrow so that the aggregate number of shares held in escrow would be 8,014,970 (representing approximately 51% of the PEI voting power). At the same time, we deposited an additional $6.5 million into escrow so that a total of $7.5 million in cash would be held in escrow. Pursuant to the Stockholders Agreement, the shares held in escrow will be tendered in the exchange offer, and the funds held in escrow will be released to satisfy a portion of our monetary obligations under the exchange offer.

     We agreed to deposit an additional $1.0 million in cash into escrow on each of September 1, 1999, October 1, 1999 and November 1, 1999 if, as to each such date, the exchange offer has not been consummated. Upon consummation of the exchange offer, these funds, if so deposited, will be released to satisfy a portion of our monetary obligations under the exchange offer. If the exchange offer is terminated in such a manner as to require us to pay liquidated damages to PEI as described below, these funds will be added to the amount payable by Legacy to PEI (bringing the total liquidated damages to as much as $10.5 million).

     Mr. Price, as trustee of certain trusts, and the other PEI stockholders agreed not to sell or otherwise transfer their shares of PEI common stock until the exchange offer is consummated or otherwise terminated, and to vote their shares of PEI common stock and preferred stock against any proposal by a third party (other than Legacy) to acquire more than 25% of the voting power of PEI or all or substantially all of the assets of PEI.

THE COMPANY AGREEMENT

     On June 2, 1999, following the approval of the exchange offer by our board of directors and the PEI board of directors, we entered into an agreement with PEI which requires PEI to take certain actions to facilitate the transaction, including cooperating with us with respect to the preparation and filing of this prospectus and related exchange offer documents. This second agreement is referred to in this prospectus as the "Company Agreement."

     Pursuant to the Company Agreement, PEI (or the PEI board of directors, as applicable) is obligated to:

     - not take any action to revoke, modify or otherwise alter its approval of the exchange offer,

     - permit Gary B. Sabin, Chairman, President and Chief Executive Officer of Legacy, and Richard B. Muir, Executive Vice President and Director of Legacy, to attend all meetings of the PEI board of directors (other than those relating to the exchange offer or any competing transaction) in a non-voting observer capacity until the consummation of the exchange offer, at which time the directors of PEI will cause Messrs. Sabin and Muir (or two other designees of Legacy) to be appointed to the board of directors of PEI,

     - appoint Mr. Sabin as Chief Executive Officer of PEI effective upon consummation of the exchange offer,

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

     - act only in the ordinary course of business until consummation of the exchange offer, and

     - cooperate with Legacy with respect to the exchange offer documents and use all reasonable efforts to satisfy the conditions to the exchange offer.

     Pursuant to the Company Agreement, Legacy is obligated, after the consummation of the exchange offer, to cause the holders of PEI preferred stock to be entitled under PEI's charter documents to elect a majority of PEI's board of directors and to have one designee on Legacy's board of directors, until such time as:

     - less than 2,000,000 shares of PEI preferred stock remain outstanding,

     - we make an offer to purchase any and all outstanding shares of PEI preferred stock at a cash price of $16.00 per share, and purchase all shares duly tendered and not withdrawn, or

     - the directors of PEI (a) issue or agree to issue any equity securities or securities convertible or exchangeable into or exercisable for equity securities, in any case without unanimous approval of the PEI board, or
       (b) fail in any fiscal year to declare or pay dividends on the PEI common stock as and when requested by Legacy (1) to distribute 100% of PEI's taxable income for such fiscal year or otherwise to maintain PEI's status as a REIT, or (2) in an amount equal to the excess, if any, of (x)(A) funds from operations less rent smoothing for such fiscal year, minus (B) the amount required to pay dividends on the PEI preferred stock for such fiscal year, over (y) $7.5 million.

The third point above is intended to protect the interests of the holders of PEI preferred stock by creating an annual reserve of $7.5 million at the PEI level which will not be distributed to Legacy or any other holder of PEI common stock. This reserve will limit our ability to receive cash distributions from PEI for so long as the PEI preferred stock is outstanding. We have agreed with PEI that the $7.5 million reserve may be used for the improvement and/or acquisition of properties, the buy-back of PEI preferred stock or the reduction of PEI debt.

     Pursuant to the Company Agreement, Legacy is also obligated to:

     - not cause a change of control of PEI (including by a change of control of Legacy itself):

        - prior to the consummation of the exchange offer, without the consent of Sol Price, or

        - after the consummation of the exchange offer, without either offering to purchase all shares of PEI preferred stock or obtaining the approval of a majority of the PEI preferred stock (unless a higher percentage is required by PEI's charter or Maryland law). For purposes of this provision, a "change of control" is deemed to have occurred at such time as:

             - any person or group of related persons for purposes of Section
               13(d) of the Securities Exchange Act of 1934 (other than Legacy) becomes the beneficial owner of 50% or more of the total voting power of PEI or Legacy,

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

             - any merger or consolidation of PEI or Legacy is consummated in which PEI or Legacy, as the case may be, is not the continuing or surviving corporation or pursuant to which the common stock of PEI or Legacy would be converted into cash, securities or other property, other than a merger or consolidation in which the holders of the common stock of PEI or Legacy outstanding immediately prior to the merger or consolidation hold at least a majority of the common stock of the surviving corporation immediately after such merger or consolidation, or

             - the directors of Legacy on the date of the Company Agreement (or persons nominated for election by such directors) no longer constitute a majority of Legacy's board of directors,

     - after the consummation of the exchange offer, cause PEI to pay all severance obligations owing to PEI employees, and to accelerate the vesting of all stock options held by PEI employees and directors and to make certain cash payments with respect to those options (see "Persons Interested in the Exchange Offer" for a detailed description of these payments),

     - after the consummation of the exchange offer, cause PEI to maintain directors and officers' liability insurance insuring all persons who are or were directors or officers of PEI in an amount not less than that in effect on April 30, 1999, for a period of at least three years following the consummation of the exchange, and cause PEI to indemnify each such person against all liability relating to their actions as directors or officers of PEI, and

     - until such time as there are no shares of PEI preferred stock outstanding, not take any action that would cause PEI to fail to qualify as a REIT.

     In addition, Legacy has agreed by separate letter to take some affirmative actions to preserve PEI's status as a REIT in consideration of the approval by PEI of Legacy's acquisition of PEI common stock.

TERMINATION OF THE AGREEMENTS AND LIQUIDATED DAMAGES

     The Stockholders Agreement and the Company Agreement (as well as our exchange offer) may be terminated if:

     - the parties to the agreements agree to the termination,

     - any party materially breaches its obligations under the agreements,

     - we do not consummate the exchange offer by              , 1999, other
       than as a result of any conditions to the exchange offer not being satisfied, or

     - any conditions to the exchange offer are not satisfied by December 1, 1999 due to no fault of the parties.

     If the agreements terminate under the second point above, the breaching party is obligated to pay the nonbreaching party liquidated damages in the amount of $7.5 million (or $7.5 million plus interest in the case of a material breach by Legacy); provided that, in the case of a material breach by PEI, we may elect, in lieu of the liquidated damages, to consummate the exchange offer and obtain the shares held in escrow and all other shares tendered in the offer. If the agreements terminate under the third point above, we are obligated to pay PEI liquidated damages in the amount of $7.5 million (plus interest). If the agreements terminate under the first or fourth point above, the escrow will be terminated, all items held in the escrow will be returned to the parties who deposited them, and none of the parties generally will have any further obligations thereunder. The amount payable by Legacy to PEI is subject to increase based on the timing of the termination as described in "-- Description of the Stockholders Agreement."

     If the exchange offer is terminated without our acceptance of any shares of PEI common stock tendered, we will promptly return all shares tendered to the appropriate PEI stockholders.

                      DESCRIPTION OF LEGACY CAPITAL STOCK

GENERAL

     Legacy's authorized capital stock consists of 150,000,000 shares of common stock and 50,000,000 shares of preferred stock. A certificate of designation classifies 25,000,000 shares of our preferred stock as Series B preferred stock. At March 31, 1999, we had outstanding approximately 32,607,704 shares of common stock and 21,281,000 shares of Series B preferred stock. As of March 31, 1999, 3,932,000 shares of Legacy common stock were reserved for issuance upon exercise of outstanding options.

LEGACY COMMON STOCK

     Voting Rights. Each holder of Legacy common stock is entitled to one vote for each share registered in his name on the books of Legacy on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of Legacy common stock vote as one class. The shares of common stock do not have cumulative voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of preferred stock which may at the time be outstanding, the holders of common stock entitled to exercise more than 50% of the voting rights in an election of directors will be able to elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining shares of common stock voting for the election of directors will not be able to elect any persons to the Legacy board of directors. The Legacy charter and our amended and restated bylaws (the Legacy bylaws) contain provisions that could have an anti-takeover effect. See "Risk Factors -- We Have Implemented Anti-Takeover Provisions that Could Prevent an Acquisition of Our Business at a Premium Price."

     Dividend Rights. Subject to the rights of the holders of any shares of Legacy preferred stock which may at the time be outstanding, holders of Legacy common stock will be entitled to such dividends as our board of directors may declare out of funds legally available therefor. Because portions of our operations may be conducted through subsidiaries, our cash flow and consequent ability to pay dividends on the common stock may be dependent to some degree upon the earnings of such subsidiaries and on dividends and other payments therefrom.

     Liquidation Rights and Other Provisions. Subject to the prior rights of creditors and the holders of any Legacy preferred stock which may be outstanding from time to time, the holders of Legacy common stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets.

     Legacy common stock is not liable for any calls or assessments and is not convertible into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the common stock.

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

LEGACY PREFERRED STOCK

     Under the Legacy charter, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to the issuance of shares of each series, the board of directors is required by the Delaware General Corporation Law (DGCL) and the Legacy charter to adopt resolutions and file a certificate of designation with the Delaware Secretary of State. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:

     - the number of shares constituting each class or series,

     - voting rights,

     - rights and terms of redemption, including sinking fund provisions,

     - dividend rights and rates,

     - dissolution,

     - terms concerning the distribution of assets,

     - conversion or exchange terms,

     - redemption prices, and

     - liquidation preferences.

     Holders of our Series B preferred stock are entitled to receive, when, as and if declared by the board of directors, cumulative cash dividends payable in an amount per share equal to the cash dividends, if any, on the shares of common stock into which our shares of Series B preferred stock are convertible. Holders of the Series B preferred stock are also entitled to a liquidation preference of $5.00 per share, plus a premium of 7.0% per annum, in the event of our liquidation, dissolution or other winding up of our affairs. The shares of Series B preferred stock are convertible into our common stock at our option or at the option of the holders at any time, on a one-for-one basis, subject to adjustments.

REGISTRAR AND TRANSFER AGENT

     BankBoston, N.A. is the registrar and transfer agent for our common stock and Series B preferred stock.

           DESCRIPTION OF THE LEGACY DEBENTURES AND THE LEGACY NOTES

GENERAL

     We will issue the Legacy debentures and the Legacy notes under separate
indentures between us and                , as trustee. The following is a
summary of the material provisions of the indentures. It does not include all of the provisions of the indentures. We urge you to read the indentures because they define your rights. The terms of the Legacy debentures and the Legacy notes include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act (the TIA) as in effect on the date of the indentures. Copies of the indentures have been filed as exhibits with the

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

registration statement of which this prospectus is a part and may be obtained from us. You can find definitions of certain terms used in the following summary under "-- Certain Definitions."

     The Legacy debentures and the Legacy notes will be unsecured obligations of Legacy. Because the Legacy debentures and the Legacy notes will not be secured by any of our assets, the debentures and the notes will be effectively subordinated to our existing and future secured indebtedness (and that of our subsidiaries), to the extent of the value of the assets securing that indebtedness.

     The Legacy debentures will rank subordinate in right of payment to all of our senior debt. The Legacy notes will be senior obligations of Legacy, will rank equal in right of payment with all existing and future senior indebtedness of Legacy and will rank senior in right of payment to the Legacy debentures and any future subordinated indebtedness of Legacy, provided that the Legacy notes will be effectively subordinated to our secured indebtedness and the indebtedness and other liabilities of our subsidiaries.

     The indentures will permit the incurrence of additional debt, including secured debt, by us and our subsidiaries, without restriction. For a discussion of the effective subordination of the Legacy debentures and Legacy notes in relation to our secured indebtedness and the indebtedness and other liabilities of our subsidiaries see "Risk Factors -- The Legacy Debentures and the Legacy Notes are Effectively Subordinated to Secured Indebtedness and Indebtedness of Our Subsidiaries."

     We will issue the Legacy debentures and the Legacy notes in fully registered form in denominations of $1,000 and integral multiples of $1,000. The trustee will initially act as paying agent, conversion agent and registrar. The debentures and notes may be presented for registration of transfer and exchange at the offices of the registrar. We may change any paying agent, conversion agent and registrar without notice to holders of the Legacy debentures or the Legacy notes. We will pay principal, and premium, if any, on the Legacy debentures and the Legacy notes at the trustee's corporate office in New York, New York. At our option, interest also may be paid by mailing a check to the holder's registered address.

MATURITY AND INTEREST

     The Legacy debentures and the Legacy notes will mature on              ,
2004. The Legacy debentures accrue interest at the rate of 9.0% per annum from August 15, 1999 and the Legacy notes accrue interest at the rate of 10.0% per annum from August 15, 1999. Interest on the debentures and the notes will be
payable semiannually in cash on each                and                ,
commencing on              , 2000.

     We will make interest payments to the persons who are registered holders of the Legacy debentures and the Legacy notes at the close of business on
               and                immediately preceding the applicable interest
payment date.

     Neither the Legacy debentures nor the Legacy notes contain any mandatory sinking fund.

REDEMPTION

     The Legacy debentures are not redeemable before              , 2001. The
Legacy notes are redeemable at any time. In each case, we may redeem the Legacy debentures

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

and/or the Legacy notes at our option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption price of 100% of the principal amount being redeemed. In addition, we must pay all accrued and unpaid interest on the debentures and/or notes redeemed.

SELECTION AND NOTICE OF REDEMPTION

     In the event that we choose to redeem less than all of the Legacy debentures or less than all of the Legacy notes, selection of the debentures or notes for redemption will be made by the trustee either:

     - on a pro rata basis,

     - by lot, or

     - in compliance with the requirements of the principal national securities exchange, if any, on which the Legacy debentures or Legacy notes, as applicable, are listed, as the trustee shall deem fair and appropriate.

     No Legacy debentures or Legacy notes of a principal amount of $1,000 or less may be redeemed in part.

     Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Legacy debentures or Legacy notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on the Legacy debentures and the Legacy notes or portions thereof called for redemption as long as we have deposited with the paying agent (which initially will be the trustee) funds in satisfaction of the applicable redemption price.

RANKING

     Legacy Debentures. The payment of all obligations on the Legacy debentures is subordinated in right of payment to the prior payment in full in cash or cash equivalents of all obligations on our senior debt, including the Legacy notes. For the definition of "senior debt" from the indenture for the Legacy debentures, see "-- Certain Definitions." The Legacy debentures also will be effectively subordinated to our secured indebtedness and the indebtedness and other liabilities of our subsidiaries.

     The holders of senior debt will be entitled to receive payment in full in cash of all obligations due in respect of senior debt, including interest after the commencement of any bankruptcy or other like proceeding at the rate specified in the applicable senior debt whether or not such interest is an allowed claim in any such proceeding, before the holders of Legacy debentures will be entitled to receive any payment with respect to the Legacy debentures in the event of any distribution to our creditors:

     - in a liquidation or dissolution of Legacy, or

     - in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property.

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

     We also may not make any payment in respect of the Legacy debentures if:

     - a payment default on senior debt occurs and is continuing, or

     - any other default occurs and is continuing on senior debt that permits holders of the senior debt to accelerate its maturity and the trustee receives a notice of such default (a payment blockage notice) from the representative of any senior debt.

     Payments on the Legacy debentures may and shall be resumed (1) in the case of a payment default, upon the date on which such default is cured or waived, or
(2) if 120 days pass after notice is given if the default is not the subject of judicial proceedings. No new payment blockage notice with respect to the same issue of senior debt may be delivered unless and until nine months have elapsed since the effectiveness of the immediately prior payment blockage notice.

     We must promptly notify holders of senior debt if payment of the Legacy debentures is accelerated because of an event of default. For a description of events of default see "-- Events of Default."

     As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Legacy, holders of the Legacy debentures may recover less ratably than our creditors who are holders of senior debt. For a description of some of the implications of these subordination provisions, see "Risk Factors -- The Legacy Debentures Rank Junior to Our Existing Debt and Possibly All of Our Future Borrowings."

     As of March 31, 1999, we had:

     - approximately $99.7 million in outstanding debt that ranks senior to the Legacy debentures (including the debt of our subsidiaries),

     - no debt that ranks equal to the Legacy debentures, and

     - no debt that ranks junior to the Legacy debentures.

     The Legacy notes will rank senior to the Legacy debentures and, accordingly, after the consummation of the exchange offer and assuming all shares of PEI common stock are tendered and we borrow the funds necessary for the cash portion of the consideration in the exchange offer, we will have approximately $184.1 million in senior debt outstanding (including the debt of our subsidiaries but not taking into account PEI's total indebtedness of approximately $108.9 million).

     The indenture for the Legacy debentures will permit the incurrence of additional debt without restriction.

     Legacy Notes. The Legacy notes will be senior obligations of Legacy, will rank equal in right of payment to all existing and future senior indebtedness of Legacy and will rank senior in right of payment to the Legacy debentures and any future subordinated indebtedness of Legacy, provided that the Legacy notes will be effectively subordinated to our secured indebtedness and the indebtedness and other liabilities of our subsidiaries. For a discussion of the effective subordination of the Legacy notes in relation to our secured indebtedness and the indebtedness and other liabilities of our subsidiaries, see "Risk
Factors -- The Legacy Debentures and the Legacy Notes are Effectively Subordinated to Secured Indebtedness and Indebtedness of Our Subsidiaries."

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

     As of March 31, 1999, we had:

     - approximately $99.7 million in outstanding secured debt under our existing credit facility and other mortgage debt that effectively ranks senior to the Legacy notes (including the debt of our subsidiaries),

     - no debt that ranks equal to the Legacy notes, and

     - no debt that ranks junior to the Legacy notes.

     The Legacy debentures will rank junior to the Legacy notes and, accordingly, after the consummation of the exchange offer and assuming all shares of PEI common stock are tendered, we will have approximately $19.9 million in subordinated debt.

     The indenture for the Legacy notes will permit the incurrence of additional debt, including secured debt, by us and our subsidiaries, without restriction.

CONVERSION

     Legacy Debentures. The holders of Legacy debentures will be entitled at any time prior to the final maturity date of the debentures, subject to prior redemption, to convert any Legacy debentures or portions thereof (in denominations of $1,000 or multiples thereof) into Legacy common stock at the conversion price of $5.50 per share, subject to adjustment as described below.

     Except as described below, no payment or other adjustment will be made on conversion of any Legacy debentures for interest accrued thereon or for dividends on any Legacy common stock issued. However, interest will be paid on any interest payment date with respect to Legacy debentures surrendered for conversion after a record date for the payment of interest. We are not required to issue fractional shares of common stock upon conversion of Legacy debentures and, in lieu thereof, will pay a cash adjustment based upon the market price of the Legacy common stock on the last business day prior to the date of conversion. In the case of Legacy debentures called for redemption, conversion rights will expire at the close of business on the day fixed for redemption unless we default in the payment of the redemption price.

     The initial conversion price of $5.50 per share of Legacy common stock is subject to adjustment under formulae as set forth in the indenture for the Legacy debentures in events which affect Legacy common stock, including:

     - the issuance of Legacy common stock as a dividend or distribution on Legacy common stock,

     - subdivisions and combinations of Legacy common stock,

     - the issuance to all holders of Legacy common stock of rights or warrants to purchase Legacy common stock,

     - the distribution to all holders of Legacy common stock of capital stock (other than Legacy common stock), or evidences of indebtedness of Legacy or of assets, and

     - the issuance of shares of Legacy common stock for a consideration per share less than 95% of the current market price per share of the Legacy common stock, or the issuance of securities convertible into Legacy common stock at a conversion price

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

       less than 95% of the current market price per share of the Legacy common stock, subject in each case to exceptions.

     In the case of any reclassification of Legacy common stock, or a consolidation, merger or combination involving Legacy or a sale or conveyance to another person of the property and assets of Legacy as an entirety or substantially as an entirety, in each case as a result of which holders of Legacy common stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for Legacy common stock, the holders of the Legacy debentures then outstanding will generally be entitled thereafter to convert the Legacy debentures into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had the Legacy debentures been converted into Legacy common stock immediately prior to such reclassification, consolidation, merger, combination, sale or conveyance assuming that a holder of Legacy debentures would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

     In the event of a taxable distribution to the holders of Legacy common stock or in certain other circumstances requiring conversion price adjustments, the holders of Legacy debentures may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Legacy common stock. See "United States Federal Income Tax Considerations."

     We may from time to time and to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case we will give at least 15 days' notice of such reduction, if our board of directors has made a determination that a reduction would be in the best interests of Legacy, which determination shall be conclusive. We may, at our option, make reductions in the conversion price, in addition to those set forth above, as our board deems advisable to avoid or diminish any income tax to holders of Legacy common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "United States Federal Income Tax Considerations."

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. In addition, no adjustment in the conversion price will be required as a result of the actions listed above if all holders of Legacy debentures are entitled to participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate in light of the basis and notice on which holders of Legacy common stock participate in the transaction. Except as stated above, the conversion price will not be adjusted for the issuance of Legacy common stock or any securities convertible into or exchangeable for Legacy common stock or carrying the right to purchase any of the foregoing.

     Legacy Notes. The Legacy notes are not convertible.

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

COVENANTS

     The indentures contain the following covenants:

     Merger, Consolidation and Sale of Assets. We will not, in a single transaction or series of related transactions, consolidate or merge with or into any person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets, whether as an entirety or substantially as an entirety to any person unless either:

     - Legacy is the surviving or continuing corporation, or

     - the person, if other than Legacy, formed by or surviving the consolidation or merger, or to which the sale, assignment, transfer, lease, conveyance or other disposition is made:

        - is a corporation organized and validly existing under the laws of the United States or any state thereof or the District of Columbia,

        - expressly assumes, by supplemental indenture in form and substance satisfactory to the trustee, executed and delivered to the trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Legacy debentures and the Legacy notes and the performance of every covenant of the debentures, the notes and the applicable indenture on the part of Legacy to be performed or observed, and

        - immediately after the transaction no default of event of default under the applicable indenture exists.

     The indentures provide that upon any consolidation, combination or merger or any transfer of all or substantially all of our assets in accordance with the foregoing, in which we are not the continuing corporation, the successor person formed by such consolidation or into which we are merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Legacy under the indentures, the Legacy debentures and the Legacy notes with the same effect as if the surviving entity had been named as such and that, in the event of a conveyance, lease or transfer, the conveyor, lessor or transferor will be released from the provisions of the indentures.

     Reports to Holders. The indentures provide that, whether or not required by the rules and regulations of the SEC, so long as any Legacy debentures or any Legacy notes are outstanding, we will furnish to the holders of Legacy debentures or Legacy notes, as applicable, copies of all annual reports and other information, documents, and other reports (or copies of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, within 15 days after the filing of the report with the SEC.

     Compliance Certificate. The indentures provide that we will deliver to the trustee, within 90 days after the end of each fiscal year, an officers' certificate stating that a review of our activities and the activities of our subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether we have kept, observed, performed and fulfilled its obligations under, and complied with the covenants and conditions contained in, the indentures, and further stating, that to the best of the knowledge of the officer of Legacy providing the certificate that we are not in

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

default in the performance or observance of any of the terms, provisions and conditions of the indentures (or, describing all defaults or events of default of which the officer may have knowledge) and that to the best of his knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Legacy debentures or the Legacy notes are prohibited.

     No Financial Covenants or Restrictions on Payments or Incurrence of
Debt. The indentures do not contain any financial covenants or any restrictions on our payment of dividends, repurchase of securities or incurrence of additional indebtedness.

EVENTS OF DEFAULT

     The following events are defined in the indentures as "events of default" with respect to the Legacy debentures and the Legacy notes:

     - we fail to pay interest on any Legacy debentures or Legacy notes, as applicable, when the interest becomes due and payable and the default continues for a period of 30 days, whether or not, in the case of the Legacy debentures, such payment shall be prohibited by the subordination provisions of the indenture for the Legacy debentures,

     - we fail to pay the principal on any Legacy debentures or Legacy notes, as applicable, when such principal becomes due and payable, at maturity, upon redemption or otherwise, whether or not, in the case of the Legacy debentures, such payment shall be prohibited by the subordination provisions of the indenture for the Legacy debentures,

     - we fail to comply with any of our other agreements or covenants contained in the indentures which default continues for a period of 30 days after we receive written notice specifying the default and demanding that such default be remedied from the trustee or the holders of at least 25% of the outstanding principal amount of the Legacy debentures or the Legacy notes, as applicable,

     - an event of default occurs under any mortgage, indenture or instrument under which we may incur additional indebtedness, if:

        - after giving effect to any applicable grace periods and any extensions of the grace periods, the principal amount of any indebtedness of Legacy, or the acceleration of the final stated maturity of any such indebtedness, which acceleration remains uncured or unrescinded or as a result of the event of default, the maturity of the indebtedness has been accelerated prior to its expressed maturity, and

        - the aggregate principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $1.0 million or more,

     - one or more judgments in an aggregate amount in excess of $500,000 shall have been rendered against Legacy or any of our subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 30 days after such judgment or judgments become final and non-appealable, or

     - certain events of bankruptcy affecting Legacy or any of our material subsidiaries.

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

     If an event of default (other than an event of default as a result of certain events of bankruptcy affecting Legacy or any of our material subsidiaries) shall occur and be continuing, the trustee or the holders of at least 25% in principal amount of outstanding Legacy debentures or Legacy notes, as applicable, may declare the principal of and accrued interest on all the Legacy debentures or the Legacy notes, as applicable, to be due and payable by notice in writing to Legacy and the trustee specifying the respective event of default and that it is a "notice of acceleration" and the same shall become immediately due and payable.

     The indentures provide that, at any time after a notice of acceleration with respect to the Legacy debentures or the Legacy notes, as applicable, as described in the preceding paragraph, the holders of a majority in principal amount of the Legacy debentures or the Legacy notes, as applicable, may rescind and cancel the declaration of default and its consequences:

     - if the rescission would not conflict with any judgment or decree,

     - if all existing events of default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, and

     - the trustee receives an officers' certificate from us that the rescission would not conflict with any judgment or decree and the event of default has been cured or waived.

No rescission shall affect any subsequent default or impair any right consequent thereto.

     The holders of a majority in principal amount of the Legacy debentures or the Legacy notes, as applicable, may waive any existing default or event of default under the indentures, and its consequences, except a default in the payment of the principal of or interest on any Legacy debentures or Legacy notes.

     Holders of the Legacy debentures or the Legacy notes may not enforce the indentures, the Legacy debentures or the Legacy notes, as applicable, except as provided in the indentures and under the TIA. Subject to the provisions of the indentures relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indentures at the request, order or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to all provisions of the indentures and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Legacy debentures or the Legacy notes, as applicable, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     Under the indentures, we are required to provide an officers' certificate to the trustee promptly upon any such officer obtaining knowledge of any default or event of default (provided that the officers shall provide such certification at least annually whether or not they know of any default or event of default) that has occurred and, if applicable, describe such default or event of default and the status thereof.

SATISFACTION AND DISCHARGE

     The indentures will be discharged and will cease to be of further effect, except as to the rights, powers, trust, duties and immunities of the trustee and our obligations in connection therewith and the repayment of excess funds held by the trustee to us, as

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expressly provided for in the indentures, (1) as to all outstanding Legacy debentures when all the Legacy debentures theretofore authenticated and delivered have been delivered to the trustee for cancellation or (2) as to all outstanding Legacy notes when all the Legacy notes theretofore authenticated and delivered have been delivered to the trustee for cancellation. In addition, we may, at our option and at any time, elect to have our obligations discharged with respect to the outstanding Legacy debentures or Legacy notes (a defeasance). A defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Legacy debentures or Legacy notes, as applicable, except for:

     - the rights of holders to convert the Legacy debentures into our common stock in accordance with the terms of the debentures and the indenture for the Legacy debentures,

     - the rights of holders to receive payments in respect of the principal of, premium, if any, and interest on the Legacy debentures or the Legacy notes when such payments are due,

     - our obligations with respect to the Legacy debentures or the Legacy notes concerning issuing temporary debentures or notes, registration of debentures or notes, mutilated, destroyed, lost or stolen debentures or notes and the maintenance of an office or agency for payments, and

     - the rights, powers, trust, duties and immunities of the trustee and our obligations in connection therewith.

     In order to exercise a defeasance under the indentures:

     - we must irrevocably deposit with the trustee, in trust, for the benefit of the holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts, which in the opinion of a nationally recognized firm of independent public accountants, will be sufficient to pay the principal of and interest on the Legacy debentures or the Legacy notes, as applicable, on the stated date for payment thereof or on the applicable redemption date without investment or reinvestment of interest or proceeds on those funds, as the case may be,

     - we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

        - Legacy has received from, or there has been published by the Internal Revenue Service a ruling, or

        - since the date of the applicable indenture, there has been a change in the applicable federal income tax law,

       in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,

     - no default or event of default shall have occurred and be continuing on the date of such deposit, after giving effect to the deposit, or insofar as events of default from

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

       bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit,

     - the defeasance shall not result in a breach or violation of, or constitute a default under any agreement or instrument to which we or any of our subsidiaries is bound,

     - we must deliver to the trustee an opinion of counsel to the effect that:

        - the trust funds will not be subject to any rights of holders of senior debt, including, without limitation, those arising under the applicable indenture,

        - after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, and

        - neither the applicable trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, as a result of the defeasance,

     - we must deliver to the trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the holders over any of our other creditors or with the intent of defeating, hindering, delaying or defrauding any of our other creditors or others, and

     - we must deliver to the trustee an officers' certificate stating that all conditions precedent provided for or relating to the defeasance have been complied with.

     The trustee will acknowledge the satisfaction and discharge of the applicable indenture if we have delivered to the trustee the deposits indicated above and satisfied each of the conditions listed above.

MODIFICATION OF THE INDENTURES

     From time to time, Legacy and the trustee, without the consent of the holders, may amend the indentures for certain specified purposes, including:

     - curing ambiguities, defects or inconsistencies,

     - to permit the consolidation, merger, or sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our properties or assets in accordance with the terms of the indentures,

     - to adjust the conversion price of the Legacy debentures for our common stock for certain distributions from Legacy to all holders of our common stock, and

     - any change that does not, in the opinion of the trustee, adversely affect the rights of any of the holders.

     Other modifications and amendments of the indentures may be made with the consent of the holders of a majority in principal amount of the then outstanding Legacy debentures or Legacy notes, as applicable, except that, without the consent of each holder affected thereby, no amendment may:

     - reduce the amount of Legacy debentures or Legacy notes whose holders must consent to an amendment,

     - reduce the rate of or change or have the effect of changing the time for payment of interest,

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     - reduce the principal of or change or have the effect of changing the fixed maturity date, or alter the redemption provisions,

     - provide for the payment of principal or interest in money other than currency of the United States,

     - make any change in the provisions of the indentures protecting the right of each holder to receive payment of principal or interest on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of Legacy debentures or Legacy notes, as applicable, to waive defaults or events of default,

     - make any change that adversely affects the rights of holders of Legacy debentures to convert the debentures, or

     - modify or change any provision of the indentures or the related definitions affecting the subordination, seniority or other ranking of the Legacy debentures or the Legacy notes, in a manner which adversely affects the holders.

     No modification of the indenture for the Legacy debentures may adversely affect the rights of the holders of senior debt unless the holders of the issue of senior debt that is affected have consented to the change.

GOVERNING LAW

     The indentures provide that the Legacy debentures, the Legacy notes and the indentures will be governed by, and construed in accordance with, the laws of the state of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     The indentures provide that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indentures. During the existence of an event of default, the trustee will exercise such rights and powers vested in it by the indentures, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The indentures and the provisions of the TIA contain certain limitations on the rights of the trustee, should it become a creditor of Legacy, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the trustee will be permitted to engage in other transactions; provided that if the trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the indentures and in the above description of the indentures. Reference is made to the indentures for the full definition of all terms, as well as any other terms used herein for which no definition is provided.

     "debt" of any person means any indebtedness, contingent or in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property or interest therein, except any such balance that constitutes a trade payable, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such person prepared on a consolidated basis in accordance with generally accepted accounting principles.

     "material subsidiary," means any subsidiary of Legacy which is a "significant subsidiary" as defined in Rule 1-02(v) of Regulation S-X under the Securities Act of 1933 and the Securities Exchange Act of 1934 (as such Regulation is in effect on the date hereof), and any other subsidiary of Legacy which is material to the business, earnings, prospects, assets or condition, financial or otherwise, of Legacy and our subsidiaries taken as a whole.

     "person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "senior debt," with respect to the Legacy debentures means all debt (present or future) created, incurred, assumed or guaranteed by Legacy (and all renewals, extensions or refundings thereof), unless the instrument under which such debt is created, incurred, assumed or guaranteed expressly provides that such debt is not senior or superior in right of payment to the Legacy debentures. Notwithstanding anything to the contrary in the foregoing, senior debt shall not include (1) any debt of Legacy to any of its subsidiaries, (2) any liability for federal, state, local or other taxes owed or owing by Legacy,
(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), or (4) any obligations with respect to any capital stock.

                            INFORMATION ABOUT LEGACY

GENERAL

     Legacy, a Delaware corporation, was formed on November 17, 1997 as a wholly owned subsidiary of Excel Realty Trust, Inc., a Maryland corporation and a real estate investment trust. On March 31, 1998, Excel Realty Trust effected a spin-off of our business through a special dividend of all of our outstanding common stock to the holders of Excel Realty Trust common stock. Excel Realty Trust effected this spin-off to allow us to pursue a wider variety of real estate opportunities including owning, acquiring, developing and managing retail, entertainment, office, hotel and mixed-use projects and real estate and other operating companies throughout the United States and Canada.

     In connection with this spin-off, Excel Realty Trust transferred real properties, notes receivable and related assets and liabilities to us. In addition to operating assets obtained from the spin-off, we intend to pursue signature real estate projects that have unique locations, concepts or significant entry barriers associated with them, including:

     - developing mixed-use development and entertainment projects that have the potential for substantial capital gains but which may take several years to fully develop,

     - investing in properties requiring significant restructuring or redevelopment to create substantial value, such as changing the use, tenant mix or focus of a property,

     - acquiring single tenant properties that can be highly leveraged with fixed-rate debt that amortizes over the term of the tenant leases,

     - acquiring debt or stock of real estate and other operating companies, including defaulted debt at a discount to the value of the underlying asset securing the debt,

     - acquiring office and industrial sites and properties where aggressive management and re-development may add significant value, and

     - acquiring and developing hotel and hospitality projects in unique locations.

OUR PROPERTIES

     At March 31, 1999, our business consisted of the following portfolio of real properties, notes receivable, and investments in real estate-related ventures:

     - ten single tenant retail properties located in Colorado, Illinois, Indiana (3), Michigan, Ohio, Pennsylvania, Texas and Wisconsin, eight of which are leased to Wal-Mart Stores, Inc. and two of which are leased to Lowe's Home Centers, Inc.,

     - five properties located in Arizona ranging from retail, office and restaurant space in Scottsdale to a hotel property near the Grand Canyon,

     - three properties located in Colorado, two of which are leased to AMC Multi-Cinema, Inc. and contain 24-screen movie theaters and one of which is vacant land located at the base of Telluride mountain being considered for condominium development,

     - three properties located in California ranging from a shopping center in Palm Springs to land in San Diego under construction for office development,

     - four notes receivable relating to real estate projects in Arizona and California with an aggregate outstanding balance of approximately $23.2 million as of March 31, 1999, and

     - ownership interests in a number of real estate-related ventures, including (1) a 65% ownership interest in a joint venture which owns and operates a hotel, dinner theater and retail shop located near the Grand Canyon in northern Arizona, (2) a 50% ownership interest in a development company which owns Newport Centre, a retail and office facility located in Winnipeg, Canada, (3) a 23.7% ownership interest in a development company which owns land in Indianapolis, Indiana, and (4) an 80% ownership interest (subject to reduction to 50% based on performance measures) in a full-service car wash company which owns or leases 19 car wash properties in and around Phoenix, Arizona and San Antonio, Texas. In March 1999, we entered into an agreement to sell substantially all of the assets of the car wash company. The sale is subject to the receipt of a variety of approvals and other customary closing conditions.

     The following table describes our portfolio of real estate properties as of March 31, 1999. Amounts shown for annual minimum rents are based on executed leases at March 31, 1999. We made no allowances for contractually-based delays to the commencement of rental payments. Due to the nature of real estate investments, our actual rental income may differ from amounts shown in the table below.

                                     TENANTS              GLA (SQ FT)       ANNUAL RENT
                            -------------------------    --------------    --------------
                                                         (IN THOUSANDS)    (IN THOUSANDS)
Arizona
  Scottsdale Galleria.....             (1)                    520.5                (1)
  Scottsdale City
     Centre...............           various                   64.3          $   824.8
  Scottsdale Land.........             (2)                      (2)                (2)
  Brio Land...............  Roaring Forks Restaurant            3.7              104.3
  Grand Hotel.............             (3)                      (3)                (3)
  Millennia Car Wash......             (4)                      (4)                (4)
California
  Desert Fashion Plaza....  Saks Fifth Avenue/various         283.9              566.6
  Rancho Bernardo.........             (5)                      (5)                (5)
  San Diego...............             (6)                      (6)                (6)
Colorado
  Brighton(7).............          Wal-Mart                   94.2              343.0
  Highlands Ranch.........             AMC                    110.0            2,413.0
  Telluride...............             (8)                      (8)                (8)
  Westminster.............             AMC                    110.0            2,520.0
Illinois
  Orland Hills(7).........          Wal-Mart                  114.5              824.1
Indiana
  Decatur(7)..............          Wal-Mart                   72.2              324.3
  Terre Haute(7)..........           Lowe's                   104.2              557.8
  Wabash(7)...............          Wal-Mart                   93.5              374.6
Michigan
  Big Rapids(7)...........          Wal-Mart                   91.4              337.6
Ohio
  Middletown(7)...........           Lowe's                   126.4              650.0
Pennsylvania
  Wyomissing(7)...........          Wal-Mart                  115.1              679.7
Texas
  Temple(7)...............          Wal-Mart                  110.6              629.8
Wisconsin
  Berlin(7)...............          Wal-Mart                   59.1              218.0
Winnipeg, Canada
  Newport Centre(9).......  Bank of Montreal/various          156.9              936.0
                                                            -------          ---------
Total.....................                                  2,230.5          $12,303.6
                                                            =======          =========

-------------------------
(1) Property is currently being redeveloped.

(2) Property consists of vacant land adjacent to the Scottsdale Galleria and the Brio Land.

(3) Legacy holds a 65% ownership interest in Grand Tusayan LLC which owns and operates a 120-room hotel and restaurant.

(4) Legacy holds an 80% ownership interest (subject to reduction to 50% based on performance measures) in Millennia which owns or leases 19 car wash properties in and around Phoenix, Arizona and San Antonio, Texas. Legacy has entered into an agreement to sell substantially all of the assets of Millennia.

(5) Property consists of land currently under development as an office building.

(6) Property consists of vacant land currently held for sale.

(7) Single tenant property acquired from Excel Realty Trust in connection with the spin-off of Legacy.

(8) Property consists of vacant land being considered for condominium development.

(9) Property is owned by a Nova Scotia company of which Legacy holds a 50% ownership interest.

OUR PRINCIPAL TENANTS

     Our three largest tenants accounted for approximately 27% of our total annualized rental revenues as of March 31, 1999. We show certain information about these tenants in the following table (dollars in thousands):

                                                                                  PERCENT OF
                                  NUMBER       AREA UNDER          ANNUAL        TOTAL ANNUAL
            TENANT               OF LEASES    LEASE (SQ FT)         RENT           REVENUES
            ------               ---------   ---------------   ---------------   ------------
                                             (IN THOUSANDS)    (IN THOUSANDS)
AMC............................      2             220.0          $4,933.0            14%
Wal-Mart.......................      8             750.6           3,731.1            10
Lowe's.........................      2             230.6           1,207.8             3
                                    --           -------          --------            --
                                    12           1,201.2          $9,871.9            27%
                                    ==           =======          ========            ==

     As of March 31, 1999, AMC was our largest tenant in terms of total revenues. AMC's parent corporation, AMC Entertainment, Inc., has guaranteed the leases under which AMC is the tenant, which guarantee will remain in place for the full term of the leases. AMC Entertainment is a motion picture exhibitor and operates approximately 240 theaters. AMC Entertainment is listed on the American Stock Exchange and, as of December 1998, had credit ratings of B- from Standard & Poor's Corporation and B3 from Moody's Investors Service, Inc.

     As of March 31, 1999, Wal-Mart was our second largest tenant in terms of total revenues and leased more individual properties from us than any other tenant. Wal-Mart is the nation's largest retailer and operates approximately 2,000 discount department stores and over 400 warehouse clubs. Wal-Mart is listed on the New York Stock Exchange and, as of December 1998, had credit ratings of AA from Standard & Poor's and AA2 from Moody's.

     As of March 31, 1999, Lowe's was our third largest tenant in terms of total revenues. Lowe's is owned by Lowe's Companies, Inc., the nation's second largest home improvement retailer with over 400 stores. Lowe's Companies is listed on the New York Stock Exchange and, as of December 1998, had credit ratings of A from Standard & Poor's and A2 from Moody's.

     AMC Entertainment, Wal-Mart and Lowe's are publicly-traded companies subject to the reporting requirements of the Securities Exchange Act of 1934, and financial and other information regarding these companies is on file with the SEC.

OUR EMPLOYEES

     As of March 31, 1999, we had approximately 735 employees, including the employees of our subsidiaries.

OUR HEADQUARTERS

     Our principal executive offices are located at 16955 Via Del Campo, Suite 100, San Diego, California 92127 and our telephone number is (619) 675-9400.

OUR DIRECTORS AND OFFICERS

     The table below indicates the name, position with Legacy and ages of our directors, executive officers and other key employees as of June 4, 1999.

           NAME                         POSITION WITH LEGACY               AGE
           ----                         --------------------               ---
Gary B. Sabin.............  Chairman, President and Chief Executive        45
                            Officer
Richard B. Muir...........  Director, Executive Vice President and         43
                            Secretary
Kelly D. Burt.............  Director, Executive Vice                       41
                            President -- Development
Richard J. Nordlund.......  Director                                       53
Robert E. Parsons, Jr. ...  Director                                       43
Robert S. Talbott.........  Director                                       45
John H. Wilmot............  Director                                       55
Emmett R. Albergotti......  Senior Vice President -- Retail Development    56
Graham R. Bullick, Ph.D...  Senior Vice President -- Capital Markets       48
Mark T. Burton............  Senior Vice President -- Acquisitions          38
S. Eric Ottesen...........  Senior Vice President, General Counsel and     43
                            Assistant Secretary
James Y. Nakagawa.........  Chief Financial Officer                        33

     Gary B. Sabin has served as Chairman of the Board of Directors, President and Chief Executive Officer since our formation. Mr. Sabin served as Director and President of New Plan Excel from September 1998 to April 1999 and as Chairman, President and Chief Executive Officer of Excel Realty Trust from January 1989 to September 1998. In addition, Mr. Sabin has served as Chief Executive Officer of various companies since his founding of Excel Realty Trust's predecessor company and its affiliates starting in 1977. He has been active for over 20 years in diverse aspects of the real estate industry, including the evaluation and negotiation of real estate acquisitions, management, financing and dispositions.

     Richard B. Muir has served as Director, Executive Vice President and Secretary since our formation. Mr. Muir served as a Director, Executive Vice President and Co-Chief Operating Officer of New Plan Excel from September 1998 to April 1999 and served as Director, Executive Vice President and Secretary of Excel Realty Trust from January 1989 to September 1998. In addition, Mr. Muir served as an officer and director of various affiliates of Excel Realty Trust since 1978, primarily in administrative and executive capacities, including direct involvement in and supervision of asset acquisitions, management, financing and dispositions.

     Kelly D. Burt has served as Director and Executive Vice
President -- Development since May 1998. From 1992 to May 1998, Mr. Burt served as President and founder of TenantFirst, a real estate development company in San Diego, California that was acquired by us in May 1998. From 1984 to 1992, Mr. Burt was an Industrial/Office Partner at the San Diego division of Trammell Crow Company, a real estate development company headquartered in Dallas, Texas.

     Richard J. Nordlund has served as a Director since our formation and as President of RJN Management, a real estate firm in Santa Barbara, California, since 1985. From 1978 through 1988, Mr. Nordlund served as President of First Corporate Services, an investment banking firm in Minneapolis, Minnesota. He is also associated with Miller & Schroeder Financial, Inc. Mr. Nordlund's business experience includes 28 years in the investment banking and mortgage banking industries.

     Robert E. Parsons, Jr. has served as a Director since our formation. He served as a Director of Excel Realty Trust and then New Plan Excel from January 1989 to April 1999. Mr. Parsons is presently Executive Vice President and Chief Financial Officer of Host Marriott Corporation, a company he joined in 1981. He also serves as a director and officer of several Host Marriott subsidiaries, and as a Director of Merrill Financial Corporation, a privately-held real estate company.

     Robert S. Talbott has served as a Director since our formation. Mr. Talbott is an attorney and has served as President of Holrob Investments, LLC, a company engaged in the acquisition, development, management and leasing of real property, since 1997. From 1985 through 1997, Mr. Talbott served as Executive Vice President and President of Horne Properties, Inc., where he was involved in the acquisition and development of over 100 shopping centers. He also serves as a member of the Public Building Authority of Knoxville, Tennessee, as a member of the Knoxville Industrial Development Board, as a Director of the Knoxville Chamber of Commerce and as Chairman of the St. Mary's Foundation.

     John H. Wilmot has served as a Director since our formation. He served as a Director of Excel Realty Trust and then New Plan Excel from 1989 to April 1999. Mr. Wilmot, individually and through his wholly-owned corporations, develops and manages real property, including office buildings, shopping centers and residential projects primarily in the Phoenix/Scottsdale area, and has been active in such business since 1976.

     Emmett R. Albergotti has served as Senior Vice President -- Retail Development since August 1998. From 1993 to August 1998, Mr. Albergotti served as Senior Vice President of AMC Realty, Inc., the real estate arm of AMC Entertainment, Inc., for which he oversaw the acquisition and development of new theater locations throughout the western United States.

     Graham R. Bullick, Ph.D., has served as Senior Vice President -- Capital Markets since our formation. Mr. Bullick served as Senior Vice
President -- Capital Markets of Excel Realty Trust and then New Plan Excel from January 1991 to April 1999. Previously, Mr. Bullick was associated with Excel Realty Trust as a Director from 1991 to 1992. From 1985 to 1991, Mr. Bullick served as Vice President and Chief Operations Officer for a real estate investment firm, where his responsibilities included acquisition and financing of investment real estate projects.

     Mark T. Burton has served as Senior Vice President -- Acquisitions since our formation and held the same position with Excel Realty Trust and then New Plan Excel from October 1995 to April 1999. Mr. Burton also served as a Vice President of Excel Realty Trust from January 1989 to October 1995. Mr. Burton was associated with Excel Realty Trust and its affiliates beginning in 1983, primarily in the evaluation and selection of property acquisitions.

     S. Eric Ottesen has served as Senior Vice President, General Counsel and Assistant Secretary since our formation. Mr. Ottesen served as Senior Vice President -- Legal Affairs and Secretary of New Plan Excel from September 1998 to April 1999. Mr. Ottesen served as Senior Vice President, General Counsel and Assistant Secretary of Excel Realty Trust from September 1996 to September 1998. From 1987 to 1995, Mr. Ottesen was a senior partner in a San Diego law firm.

     James Y. Nakagawa has served as Chief Financial Officer since October 1998. From March 1998 to October 1998, Mr. Nakagawa served as Controller of Legacy.

Mr. Nakagawa served as Controller of Excel Realty Trust and then New Plan Excel from September 1994 to April 1999. Prior to joining New Plan Excel, Mr. Nakagawa was a manager at Coopers & Lybrand LLP. Mr. Nakagawa is a certified public accountant.

                             INFORMATION ABOUT PEI

GENERAL

     PEI is a REIT incorporated in the state of Maryland. Its principal business is to own, acquire, develop, operate, manage and lease real property. PEI was originally incorporated in July 1994 as a Delaware corporation and began operations as a wholly owned subsidiary of Costco Companies, Inc., formerly Price/Costco, Inc. In 1994, Costco spun-off PEI and transferred to PEI as part of a voluntary exchange offer substantially all of the real estate assets which historically formed Costco's non-club real estate business segment, certain merchandising business entities and other assets.

     In June 1997, PEI's board of directors determined that it would be in the best interest of PEI and its stockholders to separate PEI's core real estate business from its merchandising businesses. Accordingly, the PEI board approved a spin-off transaction in which PEI would continue to conduct its real estate business consisting of an initial asset base of 27 retail properties and $40 million of cash following the spin-off. In August 1997, PEI's merchandising businesses, real estate properties held for sale, and various other assets were spun-off to PriceSmart. Through a stock distribution, PriceSmart became a separate public company. Since that time, PEI has engaged in a combination of acquiring, developing, owning, managing and/or selling real estate assets, primarily shopping centers. The PriceSmart distribution resulted in PEI becoming eligible to elect federal tax treatment as a REIT, which allows PEI to substantially eliminate its obligation to pay taxes on income.

PEI'S PROPERTIES

     At March 31, 1999, PEI owned 31 commercial real estate properties and held one property with a 21-year ground lease. These properties encompass approximately 4.4 million square feet of GLA and were 94% leased at March 31, 1999. The five largest properties include approximately 1.7 million square feet of GLA that generate annual minimum rent of approximately $25.6 million, based on leases existing as of March 31, 1999.

     Included in the properties PEI owned at March 31, 1999 are four self storage facilities. Two of these facilities, San Diego, California and Azusa, California, are located on the same sites as PEI's commercial properties. The other two self storage facilities are stand-alone properties. At March 31, 1999, these facilities had approximately 400,000 square feet of GLA and were 84% occupied.

     The following table describes PEI's portfolio of real estate properties as of March 31, 1999. Amounts shown for annual minimum rents are based on executed leases at March 31, 1999. PEI made no allowances for contractually-based delays to the commencement of rental payments. Due to the nature of real estate investments, PEI's actual rental income may differ from amounts shown in the table below. Self storage properties as of March 31, 1999 are shown separately from PEI's commercial portfolio.

                                      NUMBER                       PERCENT       ANNUAL
      COMMERCIAL PROPERTIES         OF TENANTS     GLA (SQ FT)     LEASED         RENT
      ---------------------         ----------   ---------------   -------   ---------------
                                                 (IN THOUSANDS)              (IN THOUSANDS)
Westbury, NY......................       8             398.6         100%       $ 7,651.4
Pentagon City, VA.................      12             336.8         100          6,566.1
Sacramento/Bradshaw, CA...........       2             296.9         100          4,407.7
Wayne, NJ(1)......................       5             348.1          89          4,258.5
Philadelphia, PA..................      16             304.4          89          2,733.5
Dallas, TX(2).....................       5             177.5          93          2,623.2
San Diego, CA(3)..................       3             443.2         100          2,282.5
Signal Hill, CA...................      14             154.8         100          2,190.9
Roseville, CA.....................       9             189.6          90          2,008.4
Fountain Valley, CA...............      15             119.0          92          1,680.7
Moorestown, NJ (leased land)......       3             172.6         100          1,632.9
Glen Burnie, MD...................      11             130.6          98          1,501.4
Seekonk, MA.......................       9             213.1          48          1,337.2
San Diego/Rancho San Diego, CA....      16              93.7          97          1,104.5
Inglewood, CA.....................       1             119.9         100            847.0
San Diego/Carmel Mountain, CA.....       5              35.0          90            797.7
Northridge, CA....................       2              22.0         100            734.0
Buffalo, NY(2)....................       1             115.4         100            733.3
New Britain, CT...................       1             112.4         100            671.1
San Juan Capistrano, CA...........       6              56.4         100            589.9
Smithtown, NY.....................       1              55.6         100            500.7
Sacramento/Stockton, CA...........       2              49.8         100            470.2
Hampton, VA.......................       2              45.6         100            445.2
Redwood City, CA..................       2              49.4         100            376.6
Azusa, CA(3)......................       3             206.6         100            360.5
Tucson, AZ........................       9              40.1         100            293.8
Denver/Littleton, CO..............       1              26.4         100            216.1
Denver/Aurora, CO.................       1               7.3         100            164.3
San Diego/Southeast, CA...........       2               8.9         100            148.1
Chula Vista/Rancho del Rey, CA....       1               3.2         100             75.0
                                       ---           -------         ---        ---------
Total Commercial Properties.......     168           4,332.9          94%       $49,402.4
                                       ===           =======         ===        =========

-------------------------

(1) Includes 37,000 sq. ft. of vacant storage space.

(2) Property was sold in April 1999.

(3) Price Self Storage is also located at this property.

            SELF STORAGE PROPERTIES                 GLA (SQ FT)        PERCENT LEASED
            -----------------------               ---------------      --------------
                                                  (IN THOUSANDS)
San Diego/Murphy Canyon, CA.....................       197.9                 99%
San Diego, CA...................................        89.9(1)              99
Azusa, CA.......................................        85.2(1)(2)           38
Solana Beach, CA................................         8.0(3)              21
                                                       -----                 --
Total Self Storage Properties...................       381.0                 84%
                                                       =====                 ==

-------------------------
(1) GLA of facility is also included in GLA for the commercial property listed above.

(2) Opened during the first quarter of 1999.

(3) Opened a portion of the facility during the first quarter of 1999.

PEI'S PRINCIPAL TENANTS

     PEI's eight largest tenants accounted for approximately 44% of its total GLA and approximately 51% of its total annualized rental revenues as of March 31, 1999. The table below presents certain information about these tenants:

                                                          PERCENT                        PERCENT OF
                            NUMBER       AREA UNDER       OF GLA           ANNUAL           TOTAL
          TENANT           OF LEASES   LEASE (SQ FT)    UNDER LEASE         RENT         ANNUAL RENT
          ------           ---------   --------------   -----------   ----------------   -----------
                                       (IN THOUSANDS)                  (IN THOUSANDS)
Costco....................     4            618.2          15.0%         $ 8,307.9          16.8%
The Sports Authority......     8            341.2           8.3            4,333.5           8.8
The Home Depot............     2            214.2           5.2            2,550.7           5.2
AT&T Wireless.............     1            156.6           3.8            2,240.0           4.5
Level One Communications..     1            140.4           3.4            2,167.7           4.4
Kmart.....................     1            110.0           2.7            2,027.2           4.1
Marshalls.................     2             87.9           2.1            1,826.3           3.7
PETsMART..................     6            155.8           3.8            1,603.4           3.2
                              --          -------          ----          ---------          ----
                              25          1,824.3          44.3%         $25,056.7          50.7%
                              ==          =======          ====          =========          ====

PEI'S EMPLOYEES

     PEI employed 50 employees as of March 31, 1999 including 15 responsible for property management, 19 employed in finance and administration and 16 employed in the self storage business.

PEI'S HEADQUARTERS

     PEI's principal executive offices are located at 4649 Morena Boulevard, San Diego, California 92117 and its telephone number is (619) 581-4679.

PEI'S DIRECTORS AND OFFICERS

     The table below indicates the name, position with PEI and ages of its directors, executive officers and other key employees as of June 4, 1999.

        NAME                          POSITION WITH PEI                   AGE
        ----                          -----------------                   ---
Robert E. Price.....  Chairman of the Board                               56
Jack McGrory........  President, Chief Executive Officer and Director     49
Paul A. Peterson....  Vice Chairman of the Board                          71
Murray L. Galinson..  Director                                            62
James F. Cahill.....  Director                                            44
Anne L. Evans.......  Director                                            66
Joseph R. Satz......  Executive Vice President, General Counsel and       57
                      Secretary
Kathleen M. Hillan..  Senior Vice President -- Finance                    40

     Robert E. Price has been Chairman of the Board of PEI since July 28, 1994. Mr. Price was President and Chief Executive Officer of PEI from July 28, 1994 to August 29, 1997. Mr. Price was Chairman of the Board of Price/Costco, Inc. from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a Director of The Price Company. Mr. Price served as Chairman of the Board of The Price Company from January 1989 to October 1993, and as its President from 1976 until December 1990. In addition to his role in PEI, Mr. Price serves as Chairman of the Board of PriceSmart, Inc.

     Jack McGrory became a Director of PEI on August 29, 1997. Mr. McGrory also became the President and Chief Executive Officer of PEI on September 2, 1997. Prior to September 2, 1997, Mr. McGrory served as City Manager of the City of San Diego from March 1991 through August 1997.

     Paul A. Peterson is a lawyer and is a senior member of the law firm of Peterson & Price in San Diego. He was a Director of Price/Costco, Inc. from October 1993 until December 1994. From 1976 to October 1993, he was Secretary and, except for a period of eleven months in 1982, a Director of The Price Company. Mr. Peterson served as Vice Chairman of the Board of The Price Company from November 1991 to October 1993. Mr. Peterson has served as a Director of PEI since July 28, 1994.

     Murray L. Galinson has been Chairman of the Board of San Diego National Bank and SDNB Financial Corp. since May 1996 and a Director of both entities since their inception in 1981. In addition, Mr. Galinson was Chief Executive Officer of both entities from September 1984 until September 1997. Mr. Galinson served as President of both entities from September 1984 until May 1996. Mr. Galinson has served as a Director of PEI since August 28, 1994.

     James F. Cahill has been Executive Vice President of Price Entities since January 1987. In this position he has been responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of The Price Company, and related entities. He was a Director of Neighborhood National Bank, located in San Diego, from 1992 through January 1998. Prior to his current position, Mr. Cahill was employed at The Price Company for ten years with his last position being Vice President of Operations. Mr. Cahill became a Director of PEI on August 29, 1997.

     Anne L. Evans has been the Chairman of Evans Hotels since April 1984. Ms. Evans also served as its President from April 1984 until March 1993. She served as a member of the Board of Directors of the Los Angeles Branch of the Federal Reserve Bank of San Francisco from October 1992 through December 1998 and was the Chairman during 1997 and 1998. Ms. Evans became a Director of PEI on October 16, 1997.

     Joseph R. Satz has been Executive Vice President of PEI since October 16, 1997. He became the Secretary and General Counsel of PEI on September 16, 1997. Mr. Satz held the position of Vice President and Counsel of PEI from August 1994 until he assumed his current positions. Mr. Satz has provided legal counsel for The Price Company and Price/ Costco, Inc. since 1983.

     Kathleen M. Hillan became PEI's Senior Vice President -- Finance on October 16, 1997. Ms. Hillan was Corporate Controller of PEI from August 1994 until she assumed her current position. Ms. Hillan was International Finance Manager of The Price Company from 1992 until August 1994.

                        DIRECTORS AND MANAGEMENT OF PEI
                          FOLLOWING THE EXCHANGE OFFER

     If the exchange offer is consummated as planned, PEI's board of directors will be reduced from six to five members, and will be comprised of the following persons (or their designees):

     - Gary B. Sabin, Chairman, President and Chief Executive Officer of Legacy,

     - Richard B. Muir, Executive Vice President and Director of Legacy,

     - Jack McGrory, currently President, Chief Executive Officer and Director of PEI,

     - James F. Cahill, currently Director of PEI, and

     -
     --------------------------------.

     For additional information regarding the persons listed above, see "Information About Legacy -- Our Directors and Officers" and "Information About PEI -- PEI's Directors and Officers."

     In addition, the Company Agreement requires that Mr. Sabin be appointed as Chief Executive Officer of PEI effective upon the consummation of the exchange offer. Although neither the Company Agreement nor the Stockholders Agreement specifies who will manage PEI under Mr. Sabin's direction, we currently expect that the officers of Legacy will be appointed as officers of PEI in their current positions, and that the property management and other operational personnel of PEI will continue to serve in their current positions with PEI. As noted in "Description of the Agreements -- The Company Agreement," we are obligated to continue to operate PEI as a REIT so long as any shares of PEI preferred stock remain outstanding.

                    PERSONS INTERESTED IN THE EXCHANGE OFFER

     In considering whether to exchange your shares of PEI common stock, you should be aware of the interests that directors, executive officers and other personnel of PEI have in the exchange offer. These include:

     - severance payments,

     - acceleration of vesting of PEI stock options and cash payments with respect to those options, and

     - continuing indemnification and directors and officers' liability insurance.

     These interests are different from and in addition to your and their interests as stockholders. PEI's board of directors was aware of these interests and considered them in approving our offer.

SEVERANCE PAYMENTS

     We agreed with PEI in the Company Agreement that the consummation of the exchange offer will be treated as a "change of control" for purposes of PEI's employee benefit plans, and each employment, severance or similar agreement applicable to PEI personnel or any of its subsidiaries. We agreed that PEI may terminate certain personnel prior to the consummation of the exchange offer with our consent, and that such personnel will be entitled to severance payments as if they had been employed at the time of the "change of control." We also agreed to provide PEI with the necessary funds to pay its severance obligations which may arise as a result of the exchange offer.

     In addition, we agreed that all of PEI's personnel, upon the consummation of the exchange offer, will in general receive credit with respect to each employee benefit plan, program, policy or arrangement of PEI or Legacy for service with PEI or any of its subsidiaries or predecessor companies (including The Price Company and Costco Companies, Inc.) for purposes of determining eligibility to participate, vesting and entitlement to benefits.

     Jack McGrory, Chief Executive Officer. Jack McGrory became Chief Executive Officer of PEI on September 2, 1997. Mr. McGrory entered into an employment agreement with PEI on June 18, 1997 for a term of three years commencing September 2, 1997, as amended on August 27, 1997 and again on February 2, 1999. Under the employment agreement, following the consummation of the exchange offer, Mr. McGrory will be entitled to the continuation of his base salary for the remainder of the term of the agreement payable in conformity with PEI's normal payroll period. Assuming the exchange offer is consummated in June 1999, Mr. McGrory will be entitled to receive approximately $360,000 in the form of severance payments (including bonus amounts).

     Gary W. Nielson, Executive Vice President and Chief Financial Officer. Gary
W. Nielson became Executive Vice President and Chief Financial Officer of PEI on February 2, 1998. Mr. Nielson entered into an employment agreement with PEI for a term of two years commencing February 2, 1998. Under the employment agreement, following the consummation of the exchange offer, Mr. Nielson would have been entitled to the greater of:

     - the continuation of his base salary for the remainder of the term of the agreement payable in conformity with PEI's normal payroll period, or

     - $175,000.

Mr. Nielson resigned from PEI in May 1999 and, with our consent, received approximately $210,000 in the form of severance payments (including bonus amounts) in connection with the commencement of the exchange offer.

     Other Executive Officers and Personnel of PEI. The Company Agreement provides that other executive officers and personnel of PEI who are:

     - not offered employment by PEI or Legacy on substantially similar terms to their employment with PEI at the time that the exchange offer is consummated, or

     - terminated by PEI or Legacy within one year following the consummation of the exchange offer,

will be entitled to receive severance benefits equal to one month's base pay for each year of service to PEI, its predecessors or its subsidiaries (with a minimum of four months' and a maximum of one year's base pay and subject to adjustment to include bonus amounts in some cases).

     The following table sets forth the approximate severance payments to be made to each of PEI's directors and executive officers, and, as a group, the other personnel of PEI assuming that (1) all directors, executive officers and other personnel of PEI will be terminated following the exchange offer and (2) the terminations occur in June 1999.

                   NAME                     TOTAL SEVERANCE PAYMENT
                   ----                     -----------------------
Jack McGrory..............................        $  360,000
Gary W. Nielson...........................           210,000
Joseph R. Satz............................           215,000
All other PEI personnel...................         1,334,300
                                                  ----------
  Total...................................        $2,119,300
                                                  ==========

STOCK OPTIONS

     We agreed with PEI in the Company Agreement to cause all options to purchase PEI common stock and PEI preferred stock to become fully vested and exercisable upon the consummation of the exchange offer.

     PEI has granted to some of its employees options to purchase only PEI common stock. After the consummation of the exchange offer, all options to purchase PEI common stock will be canceled, and PEI will pay to each holder in cash:

     - the excess, if any, of $8.50 over the applicable exercise price,

     - multiplied by the number of shares of PEI common stock subject to the applicable option.

     PEI has also granted to some of its directors, executive officers and employees options to purchase both PEI common stock and PEI preferred stock. After the consummation of the exchange offer, each outstanding option which represents the right to purchase a share of both PEI common stock and PEI preferred stock will be modified so that the holder will:

     - be paid by PEI an amount in cash determined by multiplying:

        - the excess, if any, of $8.50 over an amount equal to 22.7% of the applicable exercise price of such option (rounded to the nearest whole cent), by

        - the number of shares of PEI common stock subject to the option, and

     - receive a replacement option to purchase PEI preferred stock, exercisable on the same terms and conditions as the surrendered option to purchase the same number of shares of PEI preferred stock at an exercise price equal to 77.3% of the applicable exercise price of the option (rounded to the nearest whole cent); except that the option received in exchange will be fully exercisable and vested and will not expire for a period ending upon the earlier of:

        - two years following the consummation of the exchange offer (or such longer period as may be applicable to holders who remain employed by us or PEI after the exchange offer), or

        - such time as no shares of PEI preferred stock remain outstanding (at which time the option will represent the right to receive the redemption price for the PEI preferred stock).

     Although PEI will make the payments to the holders of PEI options as described above, we agreed in the Company Agreement to provide PEI with the necessary funds to make those payments.

     The following table sets forth, as of March 31, 1999, the number of options to purchase PEI common stock and PEI preferred stock held by the directors and current and former executive officers of PEI and, as a group, the other employees of PEI. The table also indicates the effect of the exchange offer on those options.

                            PEI        WEIGHTED                   WEIGHTED                     PEI PREFERRED
                          COMMON       AVERAGE    PEI PREFERRED   AVERAGE    CASH PROCEEDS    STOCK SUBJECT TO
                       STOCK SUBJECT   EXERCISE   STOCK SUBJECT   EXERCISE       AFTER         OPTIONS AFTER
        NAME            TO OPTIONS      PRICE      TO OPTIONS      PRICE     EXCHANGE OFFER    EXCHANGE OFFER
        ----           -------------   --------   -------------   --------   --------------   ----------------
Jack McGrory.........     236,329       $4.30        236,329       $14.66      $  992,582         236,329
Paul A. Peterson.....      26,716        2.57         26,716         8.76         158,426          26,716
Murray L. Galinson...      12,358        2.57         12,358         8.76          73,283          12,358
James F. Cahill......      12,358        4.06         12,358        13.84          54,870          12,358
Anne L. Evans........      10,000        4.23         10,000        14.40          42,700          10,000
Gary W. Nielson......      50,000        4.51         50,000        15.37         199,500          50,000
Joseph R. Satz.......      54,244        3.39         54,244        11.53         277,429          54,244
All other
  employees..........     278,498        3.68        268,498        12.31       1,342,554         268,498
                          -------       -----        -------       ------      ----------         -------
  Total..............     680,503       $3.88        670,503       $13.16      $3,141,344         670,503
                          =======       =====        =======       ======      ==========         =======

INDEMNIFICATION AND DIRECTORS AND OFFICERS' LIABILITY INSURANCE

     We agreed with PEI in the Company Agreement to cause PEI to maintain directors and officers' liability insurance insuring all persons who are or were directors or officers of PEI in an amount not less than that in effect on April 30, 1999, for a period of at least three years following the consummation of the exchange offer, and to cause PEI to indemnify each such person against all liability relating to their actions as directors or officers of PEI.

                        COMPARISON OF STOCKHOLDER RIGHTS

     The rights of our stockholders are currently governed by the DGCL, the Legacy charter and the Legacy bylaws. Stockholders of PEI may become stockholders of Legacy, through the conversion of the Legacy debentures to be received in the exchange offer. The following discussion compares existing rights of stockholders of PEI with those of stockholders of Legacy. This summary of comparative rights of Legacy and PEI stockholders may not be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law (MGCL), the DGCL, the Legacy charter, the Legacy bylaws, the PEI charter and the PEI bylaws.

FORM OF ORGANIZATION AND PURPOSE

     Legacy. Legacy is a Delaware corporation. Pursuant to the Legacy charter, Legacy is authorized to engage in any lawful acts or activities for which corporations may be organized under the DGCL, subject to the terms and conditions set forth in the Intercompany Agreement by and between Legacy and Excel Realty Trust, for so long as the Intercompany Agreement is in effect. The Intercompany Agreement was terminated in all material respects on April 21, 1999.

     PEI. PEI is a Maryland corporation. Pursuant to the PEI charter, PEI is authorized to engage in any lawful act or activity for which corporations may be organized under the MGCL.

CAPITALIZATION

     Legacy. The Legacy charter authorizes a total of 200,000,000 shares of stock consisting of 150,000,000 shares of Legacy common stock and 50,000,000 shares of Legacy preferred stock. A certificate of designation classifies 25,000,000 shares of our preferred stock as Series B preferred stock. At March 31, 1999, 32,607,704 shares of the Legacy common stock and 21,281,000 shares of the Series B preferred stock were issued and outstanding.

     PEI. The PEI charter authorizes a total number of 100,000,000 shares of stock, consisting of 74,000,000 shares of PEI common stock and 26,000,000 shares of PEI preferred stock. At March 31, 1999, 13,298,421 shares of the PEI common stock and 23,758,801 shares of the PEI preferred stock were issued and outstanding.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF STOCK

     Legacy. Although permitted by the DGCL, neither the Legacy charter nor the Legacy bylaws provide for restrictions on the transfer of Legacy securities.

     In addition, under the DGCL no restriction is binding with respect to securities issued prior to adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction. A restriction on the transfer of securities of a corporation is permitted under the DGCL if, among other things, it prohibits the transfer of the restricted securities to designated persons or classes of persons, and the designation is not manifestly unreasonable. Any other lawful restriction on the transfer of securities also is permitted under the DGCL. The DGCL expressly provides that any restriction on the transfer of shares imposed for the purpose of maintaining a tax advantage to the corporation is conclusively presumed to be for a reasonable purpose.

     PEI. As permitted by the MGCL, for purposes of maintaining PEI's REIT status under the Code, the PEI charter provides that, subject to certain exceptions, no person or persons acting as a group may:

     - beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% (by number or value, whichever is more restrictive) of the outstanding stock of PEI, or

     - constructively own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding stock of PEI.

     The PEI board of directors may, however, in its sole discretion, exempt a person or persons from the above ownership limits, provided that the procedures set forth in the PEI charter are complied with and the PEI board of directors has determined that the exemption will not cause PEI to fail to qualify as a REIT. The PEI board of directors has waived the above ownership limits with respect to the Price family and affiliated entities, and with respect to Legacy.

     The PEI charter further prohibits, without exception:

     - any person from actually or constructively owning shares of stock of PEI that would result in PEI being "closely held" under Section 856(h) of the Code or otherwise cause PEI to fail to qualify as a REIT, and

     - any person from transferring shares of stock of PEI if such transfer would result in all classes and series of stock of PEI being owned by fewer than 100 persons.

AMENDMENT OF LEGACY CHARTER/PEI CHARTER

     Legacy. Under the DGCL, a corporation's certificate of incorporation may be amended if the amendment is approved by the board of directors, by a majority of the outstanding stock entitled to vote on the amendment, and by a majority of the outstanding stock of each class entitled to vote on the amendment. Under the DGCL, the holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, that would increase or decrease the aggregate number of authorized shares of that class, increase or decrease the par value of the shares of that class or alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely. If any proposed amendment would adversely affect one or more series by altering or changing the powers, preferences or special rights of the series, but would not so affect the entire class, then only the shares of the series so affected by the amendment is entitled to vote as a separate class on the amendment. The Legacy charter provides that Legacy reserves the right to amend, alter, change or repeal any provision of the Legacy charter in the manner prescribed by statute and that all rights granted to Legacy stockholders in the Legacy charter are granted subject to such reservation.

     PEI. Under the MGCL, in order to amend the charter, the board of directors must adopt a resolution setting forth and declaring advisable the proposed amendment and direct that the proposed amendment be submitted to stockholders for their consideration either at an annual or special meeting of stockholders. The proposed amendment must then be approved by the affirmative vote of two-thirds of all the stockholder votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. The PEI charter provides that any action, which would include an amendment to the PEI charter, shall be valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of shares entitled to vote thereon, rather than two-thirds as otherwise provided for under the MGCL.

STOCKHOLDER VOTING RIGHTS GENERALLY

     Legacy. Under the DGCL, unless otherwise provided in the certificate of incorporation and subject to certain provisions of the DGCL, each stockholder is entitled to one vote for each share of capital stock held by him. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize others to act for him by proxy, but no proxy may be voted or acted upon after three years from its date, unless the proxy specifically provides for its effectiveness for a longer period. The DGCL further provides that in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws specify a different voting requirement. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, constitutes a quorum entitled to take action with respect to that vote on that matter, and the affirmative vote of the majority of shares of the class or classes present in person or represented by proxy at the meeting is the act of that class. The holders of the Legacy Series B preferred stock are entitled to one vote per share, voting together with the holders of the Legacy common stock, on all matters that the holders of the Legacy common stock are entitled to vote on.

     PEI. Under the MGCL, unless the charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of common stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. A stockholder may vote the stock the stockholder owns either in person or by proxy. A proxy is not valid for more than eleven months after its date, unless it provides otherwise. Unless the MGCL or charter specify a different voting requirement, a majority of all the votes cast at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders. Additionally, unless the MGCL or charter provide otherwise, if two or more classes of stock are entitled to vote separately on any matter for which the MGCL requires approval by two-thirds of all the votes entitled to be cast, the matter must be approved by two-thirds of all the votes of each class. The holders of the PEI preferred stock are entitled to 1/10 of one vote per share, voting together with the holders of the PEI common stock on all matters that the holders of the PEI common stock are entitled to vote on. As permitted by the MGCL, the PEI charter provides that any action which would otherwise require a greater proportion is valid and effective if authorized by the affirmative vote of a majority of the holders of shares entitled to vote on the action.

STOCKHOLDER ACTION BY WRITTEN CONSENT

     Legacy. Under the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent (or consents) in writing, setting forth the action, is signed by stockholders having at least that number of votes that would have been necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.

     PEI. Under the MGCL, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if the following are filed with the records of stockholder meetings:

     - an unanimous written consent which sets forth the action and is signed by each stockholder entitled to vote on the matter, and

     - a written waiver of any right to dissent signed by each stockholder entitled to notice of the meeting but not entitled to vote at it.

SPECIAL STOCKHOLDER MEETINGS

     Legacy. The Legacy bylaws provide that special meetings of stockholders of the corporation may be called by:

     - the chairman,

     - the vice chairman,

     - the president,

     - any vice president,

     - the secretary,

     - any assistant secretary,

     - at the request in writing by a majority of the entire board of directors, or

     - at the written request in writing of stockholders owning a majority of the capital stock of Legacy and entitled to vote.

     PEI. The PEI bylaws provide that special meetings of the stockholders may be called by:

     - the chairman of the board,

     - the president,

     - a majority of the board of directors by vote at a meeting or in writing, or

     - the secretary at the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting.

INSPECTION RIGHTS

     Legacy. A stockholder of a Delaware corporation may inspect the stockholder list and any stockholder making a written demand may inspect any other corporate books and records for any purpose reasonably related to such person's interest as a stockholder.

     PEI. One or more persons who have been holders of record for more than six months of at least 5% of the outstanding stock of any class of a Maryland corporation are entitled to inspect and copy the corporation's books of account and stock ledger and receive a written statement of the corporation's affairs and a verified list of stockholders.

NUMBER AND ELECTION OF DIRECTORS

     Legacy. The minimum number of directors of a Delaware corporation is one. The DGCL provides that the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case the number of directors may be changed only by amendment of the certificate of incorporation. In addition, the DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. Directors of a Delaware corporation are elected by a plurality vote of the shares present in person or represented by proxy at a stockholders meeting and entitled to vote on the election of directors. The Legacy bylaws provide that Legacy's board of directors determines the number of directors comprising the board of directors, but that there must not be less than three directors. The current number of directors is seven.

     PEI. The minimum number of directors of a Maryland corporation having three or more stockholders is three. The number of directors is provided by the charter until changed by the bylaws. The bylaws may both alter the number of directors set by the charter, and authorize a majority of the entire board of directors to alter within specified limits the number of directors set by the charter or the bylaws, but the action may not affect the tenure of office of any director.

     In addition, the MGCL permits, but does not require, the board of directors to be classified. If the directors are divided into classes, the term of office may be provided in the bylaws, except that the term of office of a director may not be longer than five years or, except in the case of an initial or substitute director, shorter than the period between annual meetings. The term of office of at least one class must expire each year. Each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Unless the charter or bylaws provide otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.

     The PEI charter provides that the number of directors shall be six, which number may be increased or decreased in accordance with the PEI bylaws, provided that the total number of directors may not be less than the minimum number permitted by the MGCL. Pursuant to the PEI bylaws, the number of directors is fixed by PEI's board of directors within the limits set forth in the PEI charter, provided that there may not be more than 25 directors.

REMOVAL OF DIRECTORS

     Legacy. A director of a Delaware corporation may be removed with or without cause by the holders of a majority of shares then entitled to vote at an election of directors, provided, that:

     - when a corporation has a classified board of directors, a director may be removed only for cause, unless the certificate of incorporation provides otherwise,

     - if a corporation has cumulative voting for the election of directors and less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there is more than one class of directors, at an election of the class of directors of which he is a member, and

     - whenever the stockholders of any class or series are entitled to elect one or more directors by the certificate of incorporation, a director elected by a class or series may be removed by the affirmative vote of a majority of all the votes of that class or series and not the vote of the outstanding shares as a whole.

     PEI. The PEI charter provides that, subject to the rights of one or more classes or series of preferred stock to remove one or more director, any director or the entire board of directors may be removed only for cause (a final judgment of a court of competent jurisdiction, holding that such director caused demonstrable, material harm to PEI through bad faith or active and deliberate dishonesty) and only by the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast in the election of directors.

VACANCIES ON THE BOARD OF DIRECTORS

     Legacy. As permitted by the DGCL, the Legacy bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. However, if the certificate of incorporation directs that a particular class is to elect a director, the vacancy may be filled only by the other directors elected by that class. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to the increase, the Delaware Court of Chancery may, upon application of stockholders holding at least ten percent of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill the vacancy or newly created directorship or to replace the director chosen by the directors then in office. Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, when one or more directors resigns from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, have the power to fill the vacancy or vacancies, with that vote to take effect when such resignation or resignations becomes effective, and each director so chosen shall hold office as provided in the DGCL for the filling of other vacancies.

     PEI. The PEI bylaws provide that subject to the rights of the holders of any class of stock separately entitled to elect one or more directors, the stockholders may elect a successor to fill a vacancy on the PEI board of directors resulting from the removal of a director. Subject to the rights of the holders of any class of stock separately entitled to elect one or more directors, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy which results from any cause, except that a vacancy which results from an increase in the number of directors may be filled by a majority of the entire board of directors.

STANDARD OF CONDUCT

     Legacy. Under Delaware law, the standards of conduct for directors have developed through written opinions of the Delaware courts in cases decided by them. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty has been said to require directors to refrain from self-dealing and the duty of care requires directors to use that amount of care which ordinarily careful and prudent persons would use in similar circumstances. Gross negligence has been established as the test for breach of the standard for the duty of care in the process of decision-making by directors of Delaware corporations.

     PEI. The standards of conduct for directors of Maryland corporations are governed by the MGCL. Section 2-405.1 of the MGCL requires that a director of a Maryland corporation perform his duties:

     - in good faith,

     - in a manner he reasonably believes to be in the best interests of the corporation, and

     - with the care of an ordinarily prudent person in a like position would use under similar circumstances.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND OF NEW BUSINESS PROPOSALS

     Legacy. The Legacy bylaws do not provide for advance notice of director nominations or new business proposals.

     PEI. The PEI bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to PEI's board of directors and the proposal of business to be considered by stockholders may be made only:

     - pursuant to PEI's notice of meeting,

     - by or at the direction of the board of directors, or

     - by a stockholder who was a stockholder of record both at the time of giving notice provided for in PEI's bylaws and at the time of the annual meeting, and who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the PEI bylaws.

     The advance notice provisions contained in the PEI bylaws generally require that stockholders deliver nominations and new business proposals to PEI's secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which PEI first mailed its proxy materials for the prior year's annual meeting of stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Legacy. Under the DGCL, directors may be indemnified for liabilities incurred in connection with specified actions (other than any action brought by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believed to be in and not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The same standard of conduct is applicable for indemnification in the case of derivative actions brought by or in the right of the corporation, except that in such cases the DGCL authorizes indemnification only for expenses (including attorneys' fees) incurred in connection with the defense or settlement of such cases. Moreover, the DGCL requires court approval before there can be any such indemnification where the person seeking indemnification has been found liable to the corporation in a derivative action. To the extent that a present or former director or officer has been successful in defense of any action, suit or proceeding, the DGCL provides for indemnification for expenses (including attorneys' fees). The DGCL states expressly that the indemnification provided by or granted pursuant to the DGCL is not deemed exclusive of any non-statutory indemnification rights existing under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The Legacy charter and bylaws provide that every director, officer and employee of Legacy shall be indemnified against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him by reason of his being or having been a director, officer or employee of Legacy.

     Under the Legacy charter, no director shall be liable to Legacy or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law,

     - under section 174 of the DGCL (concerning unlawful payment of dividend or unlawful stock purchase or redemption), or

     - for any transaction from which the directors derived an improper personal benefit.

     PEI. Unless a corporation's charter provides otherwise, which the PEI charter does not, the MGCL requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to advance reasonable expenses to a director or officer. A corporation may indemnify its present and former directors and officers, among others, against:

     - judgments,

     - penalties,

     - fines,

     - settlements, and

     - reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities.

     The MGCL does not permit a corporation to indemnify its present and former directors and officers if it is established that:

     - the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty,

     - the director or officer actually received an improper personal benefit in money, property or services, or

     - in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

     Under the MGCL, a Maryland corporation generally may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Also, a Maryland corporation generally may not indemnify for a judgment of liability on the basis that personal benefit was improperly received. In either of these cases, a Maryland corporation may indemnify for expenses only if a court so orders. The PEI charter obligates PEI to indemnify its directors and officers, whether serving PEI or at its request any other entity, to the full extent required or permitted by the MGCL, including the advancement of expenses under the procedures and to the full extent permitted by law, and other employees and agents to such extent as authorized by its board of directors and bylaws and as may be permitted by law. The PEI bylaws specify the procedures for indemnification and advancement of expenses.

     The MGCL permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages. However, a Maryland corporation may not eliminate liability resulting from actual receipt of an improper benefit or profit in money, property or services. Also, liability resulting from active and deliberate dishonesty may not be eliminated if a final judgment establishes that the dishonesty is material to the cause of action. The PEI charter contains a provision which eliminates liability of directors and officers to the maximum extent permitted by the MGCL.

DECLARATION OF DIVIDENDS

     Legacy. Under the DGCL, a corporation is permitted to declare and pay dividends out of surplus (as defined in the DGCL) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Dividends may be paid in cash, property or shares of a corporation's capital stock. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

     PEI. Under the MGCL, if authorized by its board of directors, a Maryland corporation may declare and pay dividends subject to any restriction in its charter unless, after giving effect to the dividend:

     - the corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business, or

     - the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the stockholders whose preferential rights on dissolution are superior to those receiving the dividend.

APPRAISAL RIGHTS

     Legacy. Under the DGCL, the right to receive the fair value of dissenting shares is made available to stockholders of a constituent corporation in a merger or consolidation effected under the DGCL. Dissenters' rights of appraisal are not available for the shares of any class or series of stock, if the stock, or depository receipts in respect thereof, were at the record date fixed to determine stockholders entitled to receive notice and vote on such transaction, either:

     - listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Security Dealers, Inc., or

     - held of record by more than 2,000 holders.

     Further, no appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided by the DGCL. Notwithstanding the foregoing, unless limited or held of record by more than 2,000 persons, appraisal rights under the DGCL are available for the shares of any class or series of stock of a corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the DGCL to accept for such stock anything except:

     - shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof,

     - shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 holders,

     - cash in lieu of fractional shares, or

     - any combination of the shares of stock, depository receipts and cash in lieu of such fractional shares.

     PEI. Under the MGCL, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the corporation if the corporation consolidates or merges with another corporation, the corporation sells all of its assets or, if not permitted by its charter, the Corporation amends it charter to substantially affect the Stockholders' contract rights, unless:

     - the stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

     - the stock is that of the successor in a merger, unless

        - the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so, or

        - the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of the provisions for the treatment of fractional shares of stock in the successor.

MERGER, CONSOLIDATION, SHARE EXCHANGE AND TRANSFER OF ALL OR SUBSTANTIALLY ALL ASSETS

     Legacy. Under the DGCL, the principal terms of a merger or consolidation generally require the approval of the stockholders of each of the constituent corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require a stockholder vote of the surviving corporation in a merger if:

     - the agreement of merger does not amend in any respect the certificate of incorporation of the corporation,

     - each share of stock of the corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and

     - either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into common stock are to be issued or delivered under the plan of merger, or the number of authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under the plan, do not exceed 20% of the number of shares of common stock outstanding immediately prior to the effective date of the merger, or

     - the merger is of a subsidiary into a parent, provided the parent owns at least 90% of the subsidiary.

     When a stockholder vote is required under the DGCL to approve a merger or consolidation, unless the certificate of incorporation provides otherwise (which the Legacy charter does not), the affirmative vote of a majority of the outstanding stock entitled to vote on the merger or consolidation shall be required to approve the merger or consolidation. If multiple classes of stock are entitled to vote on the merger or consolidation as separate classes, then a majority of each class entitled to vote to approve the merger or consolidation, voting separately as a class, shall be required to approve the merger or consolidation.

     The board of directors or governing body of a Delaware corporation may take action to sell, lease or exchange all or substantially all of the property and assets of the corporation, including the corporation's goodwill and corporate franchises, upon such terms and conditions and for such consideration, which may consist of money or other property, including shares of stock or other securities of any other corporation as it deems expedient and for the best interests of the corporation, when authorized by the holders of a majority of the outstanding stock of the corporation entitled to vote on the matter.

     PEI. The MGCL generally provides that mergers, consolidations, share exchanges or transfers of assets must first be advised by a majority of the board of directors and thereafter approved by stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter (unless the charter provides for a greater or lesser stockholder vote, but not less than a majority of the number of votes entitled to be cast on the matter). However, certain mergers may be accomplished without a vote of stockholders. For example, no stockholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90% of the subsidiary. In addition, a merger need not be approved by stockholders of a Maryland successor corporation if the merger does not reclassify or change the outstanding shares or otherwise amend the charter, and the number of shares to be issued or delivered in the merger is not more than 20% of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. A share exchange need be approved by a Maryland successor only by its board of directors and by any other action required by its charter. The PEI charter requires that any merger, consolidation, share exchange or transfer of assets requiring stockholder approval be approved by a majority vote of all votes entitled to be cast on the matter.

CHANGE IN CONTROL PURSUANT TO DELAWARE/MARYLAND LAW

     Legacy. Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation will not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless:

     - prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or

     - at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Except as specified in Section 203 of the DGCL, an interested stockholder is defined to include any person that:

     - is the owner of 15% or more of the outstanding voting stock of the corporation,

     - is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, or

     - the affiliates and associates of such person.

     Section 203(b)(4) of the DGCL exempts from the restrictions in Section 203 a corporation that does not have a class of voting stock that is:

     - listed on a national securities exchange,

     - authorized for quotation on The Nasdaq Stock Market,

     - held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder.

     PEI. Under the MGCL, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder generally includes:

     - any person who beneficially owns 10% or more of the voting power of the corporation's shares, or

     - an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by two super-majority stockholder votes, unless, among other conditions, the holders of common stock receive a minimum price, as defined by the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common stock. None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

     Also under the MGCL, "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

     - one-fifth or more but less than one-third,

     - one-third or more but less than a majority, or

     - a majority or more of all voting power.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a "control share acquisition" means the acquisition of control shares.

     Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and satisfied other conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to the conditions and limitations in the statute, the corporation may redeem any or all of the control shares for fair value, except for control shares for which voting rights previously have been approved. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

     Pursuant to the MGCL, the PEI board of directors has adopted a resolution providing that the "business combination" provisions of Maryland law shall not apply to any "business combination" with PEI. The PEI bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of stock of PEI. There can be no assurance, however, that the PEI board of directors will not rescind the resolution or amend the bylaws in the future to provide that the "business combination" and "control share acquisition" provisions of the MGCL apply to PEI, except that the PEI board has irrevocably exempted Legacy from the operation and effect of the business combination provisions of the MGCL.

                   SUMMARY SELECTED FINANCIAL DATA OF LEGACY

     The selected financial data presented below as of July 31, 1998 and for the period from November 17, 1997 (inception) to July 31, 1998 have been derived from the audited financial statements of Legacy. The selected financial data presented below as of December 31, 1998 and March 31, 1999 and for the five months ended December 31, 1998 and the three months ended March 31, 1999 have been derived from the unaudited financial statements of Legacy. In the opinion of our management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999. The data below should be read in conjunction with (1) our Annual Report on Form 10-K for the fiscal year ended July 31, 1998, which was filed with the SEC on October 28, 1998, (2) our Transition Report on Form 10-Q for the five months ended December 31, 1998, which was filed with the SEC on February 12, 1999, and (3) our Quarterly Report on Form 10-Q for the three months ended March 31, 1999, which was filed with the SEC on May 7, 1999, each of which is incorporated herein by reference.

                                     THREE MONTHS        FIVE MONTHS       PERIOD FROM INCEPTION
                                        ENDED               ENDED           (NOVEMBER 17, 1997)
                                    MARCH 31, 1999    DECEMBER 31, 1998       TO JULY 31, 1998
                                    --------------    -----------------    ----------------------
                                                (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF OPERATIONS
  DATA:
Total revenue.....................     $ 9,217            $ 15,010                $ 8,145
Total operating expenses..........      (8,904)            (13,754)                (5,267)
Net income before income taxes....         313               1,256                  2,878
Provision of income taxes.........        (139)               (535)                (1,143)
Net income........................         174                 721                  1,735
EBDADT............................       1,405               2,712                  3,001
EBITDA............................       3,534               5,819                  5,453
Net income per share:
  Basic...........................     $  0.01            $   0.02                $  0.11
  Diluted.........................        0.00                0.01                   0.07
Weighted average number of shares:
  Basic...........................      33,458              33,458                 15,842
  Diluted.........................      54,747              54,768                 25,984

                                                AS OF               AS OF              AS OF
                                            MARCH 31, 1999    DECEMBER 31, 1998    JULY 31, 1998
                                            --------------    -----------------    -------------
                                                               (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
Net real estate...........................     $191,448           $190,878           $175,756
  Total assets............................      270,138            261,296            246,916
Mortgages and notes payable...............       99,694             90,986             72,714
Stockholders' equity......................      166,814            166,640            165,919

                     SUMMARY SELECTED FINANCIAL DATA OF PEI

     The selected financial data presented below as of August 31, 1994, 1995, 1996, and 1997 and as of December 31, 1997 and 1998, and for the twelve months ended August 31, 1994, 1995, 1996, and 1997, the four months ended December 31, 1997 and the twelve months ended December 31, 1998 have been derived from the audited financial statements of PEI. The selected financial data presented below as of March 31, 1999 and for the three months ended March 31, 1999 have been derived from the unaudited financial statements of PEI. In the opinion of PEI's management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999. The data below should be read in conjunction with (1) PEI's Annual Report on Form 10-K for the year ended December 31, 1998, which was filed with the SEC on March 29, 1999 and (2) PEI's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 which was filed with the SEC on May 14, 1999, each of which is incorporated herein by reference.

                              THREE MONTHS                                                         YEAR ENDED AUGUST 31
                                 ENDED            YEAR ENDED        FOUR MONTHS ENDED    ----------------------------------------
                             MARCH 31, 1999    DECEMBER 31, 1998    DECEMBER 31, 1997     1997       1996       1995       1994
                             --------------    -----------------    -----------------    -------    -------    -------    -------
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF
  OPERATIONS DATA:
  Rental revenues..........     $17,427             $62,485              $18,170         $56,838    $56,221    $51,897    $30,316
  Operating income
    (loss).................       9,089              31,393                9,045          22,422      5,829     16,635    (74,711)
  Income (loss) from
    continuing
    operations.............       7,565              29,429               17,508          19,085      8,340     13,297    (40,596)
  Discontinued
    operations.............          --                  --                   --          (4,860)    (8,250)   (12,751)      (883)
  Net income...............       7,565              29,429               17,508          14,225         90        546    (41,479)
  Dividends paid to
    preferred
    stockholders...........      (8,316)             (8,316)                  --              --         --         --         --
  Net income applicable to
    common stockholders....        (751)             21,113               17,508          14,225         90        546    (41,479)
  Net income (loss) per
    share from continuing
    operations -- basic....        (.06)                .97                  .74             .82        .36        .53      (1.50)
  Cash dividends per
    share..................         .35                1.40                  .35            1.20         --        .08         --

                                                                    AS OF
                                                                 DECEMBER 31                       AS OF AUGUST 31
                                               AS OF         --------------------    --------------------------------------------
                                           MARCH 31, 1999      1998        1997        1997        1996        1995        1994
                                           --------------    --------    --------    --------    --------    --------    --------
                                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA
  Real estate assets, net................     $422,570       $418,507    $353,056    $337,139    $337,098    $330,443    $405,966
        Total assets.....................      457,779        457,352     408,478     403,757     540,325     555,994     591,511
  Long-term debt.........................        8,895          8,923          --          --          --      15,425          --
  Stockholders' equity...................      344,088        344,811     406,624     396,476     532,899     532,085     578,788(1)
  Book value per common share............         (.70)          (.65)      17.13       16.78       22.88       22.90       21.44

---------------
(1) Amount represents investment by Costco prior to the spin-off of PEI.

                            EXCEL LEGACY CORPORATION
            UNAUDITED PRO FORMA OPERATING AND FINANCIAL INFORMATION

     The following tables set forth summary consolidated pro forma operating and financial information of Legacy for the three months ended March 31, 1999 and the twelve months ended December 31, 1998 as if the exchange offer had been consummated on March 31, 1999 for balance sheet data and January 1, 1998 for income statement data.

     The pro forma data included herein may not be indicative of the actual results or financial position had the exchange offer been consummated on the dates indicated. You should read this information in connection with, and such information is qualified in its entirety by, the financial statements and accompanying notes of Legacy and PEI incorporated by reference in this prospectus. For additional information see "Summary Selected Financial Data of Legacy," "Summary Selected Financial Data of PEI" and "Where You Can Find More Information."

     Upon consummation of the exchange offer, the actual financial position and results of operations of Legacy will differ, perhaps materially, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the dates of the pro forma financial information and the time the exchange offer is consummated, as well as the factors discussed in "Risk Factors."

                            EXCEL LEGACY CORPORATION

                PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEETS
                                  (UNAUDITED)

                                                                             PRO
                                          HISTORICAL       PRO FORMA        FORMA
                                        MARCH 31, 1999    ADJUSTMENTS       TOTALS
                                        --------------    -----------      --------
                                                      (IN THOUSANDS)
ASSETS
Real estate, net......................     $191,448        $     --        $191,448
Cash..................................        1,775              --           1,775
Accounts receivable, net..............          169              --             169
Notes receivable......................       23,239              --          23,239
Investment in PEI.....................           --         121,000(2)      121,000
Investment in partnerships............       12,829              --          12,829
Interest receivable...................        6,187              --           6,187
Pre-development costs.................       19,302              --          19,302
Other assets..........................        9,043              --           9,043
Deferred tax asset....................        6,146              --           6,146
                                           --------        --------        --------
          Total assets................     $270,138        $121,000        $391,138
                                           ========        ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Mortgages and notes payable
     (including Legacy debentures and
     Legacy notes)....................     $ 99,694        $121,000(2)     $220,694
  Accounts payable, accrued expenses
     and other liabilities............        2,782              --           2,782
                                           --------        --------        --------
          Total liabilities...........      102,476         121,000         223,476
Minority interests....................          848              --             848
Stockholders' Equity:
  Preferred stock.....................          213              --             213
  Common stock........................          335              --             335
  Additional paid-in capital..........      174,508              --         174,508
  Retained earnings...................        2,630              --           2,630
  Notes receivable from affiliates for
     common shares....................      (10,872)             --         (10,872)
                                           --------        --------        --------
          Total stockholders'
             equity...................      166,814              --         166,814
                                           --------        --------        --------
          Total liabilities and
             stockholders' equity.....     $270,138        $121,000        $391,138
                                           ========        ========        ========

See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                            EXCEL LEGACY CORPORATION

             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                               THREE MONTHS
                                 HISTORICAL                       ENDED
                                THREE MONTHS                  MARCH 31, 1999
                                   ENDED         PRO FORMA      PRO FORMA
                               MARCH 31, 1999   ADJUSTMENTS      RESULTS
                               --------------   -----------   --------------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Rental.....................      $3,312         $    --        $ 3,312
  Operating income...........       4,896              --          4,896
  Interest income and other
    revenues.................       1,009              --          1,009
  Equity income from
    investment in PEI........          --             815(1)         815
                                   ------         -------        -------
        Total revenue........       9,217             815         10,032
                                   ------         -------        -------
Operating expenses:
  Interest...................       2,025           2,773(3)       4,798
  Depreciation and
    amortization.............       1,196              --          1,196
  Property operating
    expenses.................         482              --            482
  Operating expenses.........       2,511              --          2,511
  General and
    administrative...........       2,690              --          2,690
                                   ------         -------        -------
                                    8,904           2,773         11,677
                                   ------         -------        -------
Income (loss) before income
  taxes......................         313          (1,958)        (1,645)
Provision (benefit) for
  income taxes...............         139          (1,109)          (970)
                                   ------         -------        -------
Net income (loss) applicable
  to common shares...........      $  174         $  (849)       $  (675)
                                   ======         =======        =======
Earnings before depreciation
  amortization and deferred
  taxes(4)...................      $1,405         $ 1,376        $ 2,781
                                   ======         =======        =======
Basic net income (loss) per
  common share...............        0.01              --          (0.02)
Diluted net income (loss) per
  common share...............        0.00              --          (0.01)
Basic EBDADT per common
  share......................        0.04              --           0.08
Diluted EBDADT per common
  share......................        0.03              --           0.05
Weighted average basic number
  of common shares
  outstanding................      33,458              --         33,458
Weighted average diluted
  number of common shares
  outstanding................      54,747              --         54,747

                                                                   TWELVE MONTHS
                                  HISTORICAL                           ENDED
                                 TWELVE MONTHS                   DECEMBER 31, 1998
                                     ENDED          PRO FORMA        PRO FORMA
                               DECEMBER 31, 1998   ADJUSTMENTS        RESULTS
                               -----------------   -----------   -----------------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Rental.....................       $ 9,932          $    --          $ 9,932
  Operating income...........         9,402               --            9,402
  Interest income and other
    revenues.................         3,821               --            3,821
  Equity income from
    investment in PEI........            --            1,663(1)         1,663
                                    -------          -------          -------
        Total revenue........        23,155            1,663           24,818
                                    -------          -------          -------
Operating expenses:
  Interest...................         4,163           11,090(3)        15,253
  Depreciation and
    amortization.............         2,975               --            2,975
  Property operating
    expenses.................         2,561               --            2,561
  Operating expenses.........         5,783               --            5,783
  General and
    administrative...........         3,539               --            3,539
                                    -------          -------          -------
                                     19,021           10,090           30,111
                                    -------          -------          -------
Income (loss) before income
  taxes......................         4,134           (9,427)          (5,293)
Provision (benefit) for
  income taxes...............         1,678           (1,678)              --
                                    -------          -------          -------
Net income (loss) applicable
  to common shares...........       $ 2,456          $(7,749)         $(5,293)
                                    =======          =======          =======
Earnings before depreciation
  amortization and deferred
  taxes(4)...................       $ 5,713          $ 1,146          $ 6,859
                                    =======          =======          =======
Basic net income (loss) per
  common share...............          0.10               --            (0.21)
Diluted net income (loss) per
  common share...............          0.06               --            (0.13)
Basic EBDADT per common
  share......................          0.23               --             0.27
Diluted EBDADT per common
  share......................          0.14               --             0.17
Weighted average basic number
  of common shares
  outstanding................        25,205               --           25,205
Weighted average diluted
  number of common shares
  outstanding................        41,312               --           41,312

 See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                            EXCEL LEGACY CORPORATION

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
       PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1. SUMMARY OF ACCOUNTING TREATMENT

     For accounting purposes, neither Legacy nor PEI will recognize a gain or loss as a result of the exchange offer. PEI will, however, expense its costs related to the exchange offer. We will account for our purchase of the PEI common stock under the equity method. Pursuant to the equity method, we will report our investment as a one-line item on our balance sheet and our equity in the earnings or loss of PEI as a one-line item on our statement of income. We will not consolidate the accounts of PEI because the holders of PEI preferred stock will be entitled to elect a majority of PEI's board of directors following the consummation of the exchange offer. However, if one of the conditions occurs which terminates the right of the holders of PEI preferred stock to elect a majority of the PEI board, we may be able to consolidate the accounts of PEI at that time.

     The historical results of PEI have been adjusted to reflect pro forma results of the application of purchase accounting. Our equity earnings in PEI reflect PEI's pro forma results of operations.

2. ADJUSTMENTS TO PRO FORMA CONSOLIDATED BALANCE SHEET

     (A) Certain reclassifications have been made to our historical balance sheets to conform to the desired pro forma condensed balance sheet presentation. The funds used to acquire the shares of PEI common stock have been assumed to come from new debt issuances.

     (B) Represents the estimated assumed purchase price of shares of PEI common stock as follows (in thousands, except per share amounts):

                                      SHARES       VALUE PER        TOTAL
                                    OUTSTANDING      SHARE      CONSIDERATION
                                    -----------    ---------    -------------
PEI common stock..................    13,298         $8.50        $113,033
Estimated transaction costs.......                                   7,967
                                                                  --------
                                                                  $121,000
                                                                  ========

     Estimated fees and expenses related to the transaction are as follows (in thousands):

Severance of PEI personnel(1)...............................  $2,119
Exercise and payment of stock options.......................   3,141
Accounting and legal........................................     200
Other costs.................................................   2,507
                                                              ------
                                                              $7,967
                                                              ======

---------------
     (1) Assumes that all personnel will be terminated following the exchange offer, which is not presently intended.

3. ADJUSTMENTS TO PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

     Certain reclassifications have been made to our historical balance sheets to conform to the desired pro forma condensed balance sheet presentation. The funds used to acquire the shares of PEI common stock have been assumed to come from various new debt issuances with approximately $20 million bearing an average interest rate of 10.0% per annum and approximately $101 million bearing an average interest rate of 9.0% per annum.

     Below is a reconciliation of our pro forma equity income from our investment in PEI:

THREE MONTHS ENDED MARCH 31, 1999:
Net loss applicable to common stockholders..................  $   (751)
Adjustment to depreciation and amortization.................     1,050
Decrease in estimated general and administrative costs......       516
                                                              --------
Equity income from investment in PEI........................  $    815
                                                              ========

TWELVE MONTHS ENDED DECEMBER 31, 1998:
Net income applicable to common stockholders................  $ 21,113
Pro forma effect of preferred distributions.................   (24,948)
Adjustment to depreciation and amortization.................     3,576
Decrease in estimated general and administrative costs......     1,922
                                                              --------
Equity income from investment in PEI........................  $  1,663
                                                              ========

4. EARNINGS BEFORE DEPRECIATION, AMORTIZATION AND DEFERRED TAXES

     We calculate Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDADT") as net income, plus depreciation and amortization on real estate and real estate related assets (including depreciation and amortization of PEI), amortized leasing commission costs and certain non-recurring items. EBDADT does not represent cash flows from operations as defined by generally accepted accounting principles, and may not be comparable to other similarly titled measures of other companies. We believe, however, that to facilitate a clear understanding of our operating results, EBDADT should be examined in conjunction with our net income as reductions for certain items are not meaningful in evaluating income-producing real estate.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the principal United States federal income tax consequences to United States Holders (as defined below) of:

     - an exchange of PEI common stock in the exchange offer, and

     - the acquisition, ownership and disposition of Legacy debentures, Legacy notes and Legacy common stock.

     The discussion is limited to holders of PEI common stock participating in the exchange offer, and does not address subsequent holders of Legacy debentures, Legacy notes or Legacy common stock. Those stockholders who do not participate in the exchange should not incur any United States federal income tax liability from the exchange.

     This summary is based upon the Internal Revenue Code of 1986, as amended (the Code), existing United States Treasury Regulations promulgated thereunder, published rulings, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to changes which could affect the tax consequences described herein (possibly on a retroactive basis).

     This summary addresses only PEI common stock transferred pursuant to the exchange offer, Legacy debentures and Legacy notes received pursuant to the exchange offer, and Legacy common stock (received upon conversion of the Legacy debentures) held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers or traders in securities or commodities, insurance companies, "S" corporations, expatriates, Non-United States Holders (as defined below), tax-exempt organizations, persons who are subject to alternative minimum tax, or persons who hold stock or the Legacy debentures or Legacy notes as a position in a "straddle" or as part of a "hedging" or "conversion" transaction or that have a functional currency other than the United States dollar). This summary may not be applicable with respect to stock or debentures or notes acquired as compensation (including PEI common stock acquired upon the exercise of stock options or which were or are subject to forfeiture restrictions). This summary also does not address the state, local or foreign tax consequences of participating in the exchange offer or acquiring, owning and disposing of Legacy debentures, Legacy notes, or Legacy common stock.

     As used in the discussion below, the term "earnings and profits" refers to our current or accumulated earnings and profits as determined under the Code. There is no assurance that we will have earnings and profits for any particular taxable year.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO YOUR PARTICIPATION IN THE EXCHANGE OFFER AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF LEGACY DEBENTURES, LEGACY NOTES, OR LEGACY COMMON STOCK.

     A "United States Holder" is a holder of PEI common stock, or Legacy debentures, Legacy notes, or Legacy common stock, that for United States federal income tax purposes is:

     - a citizen or resident of the United States,

     - a corporation or partnership created or organized in or under the laws of the United States or any state or division thereof (including the District of Columbia),

     - an estate the income of which is subject to United States federal income taxation regardless of its source, or

     - a trust (1) the administration over which a United States court can exercise primary supervision and (2) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered United States Holders for federal income tax purposes.

     A "Non-United States Holder" is a holder of PEI common stock, or Legacy debentures, Legacy notes, or Legacy common stock, other than a United States Holder.

TREATMENT OF THE EXCHANGE OFFER

     An exchange of PEI common stock for cash, Legacy debentures and Legacy notes in the exchange offer by a United States Holder will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, for United States federal income tax purposes, each stockholder will recognize gain or loss equal to the difference between:

     - the amount of cash and the issue price of any Legacy debentures and Legacy notes received and

     - the stockholder's adjusted tax basis in the PEI common stock exchanged therefor.

Assuming the PEI common stock constitutes a capital asset in the hands of the stockholder, such gain or loss will be capital gain or loss. The issue price of Legacy debentures and Legacy notes will be determined as follows. If Legacy debentures or Legacy notes, as the case may be, are traded (or deemed traded) on an established securities market on or at any time during the 60-day period ending 30 days after the exchange date, the issue price of Legacy debentures or Legacy notes, as the case may be, will be their fair market value determined as of the exchange date. Subject to certain limitations, Legacy debentures or Legacy notes will be deemed so traded if, among other things, price quotations are readily available from dealers, brokers or traders. If Legacy debentures or Legacy notes, as the case may be, are not deemed traded under these rules, then the issue price of Legacy debentures or Legacy notes, as the case may be, will be, assuming PEI common stock is publicly traded (or deemed publicly traded) within the period described above, the fair market value of PEI common stock for which Legacy debentures or Legacy notes, as the case may be, are exchanged. If neither Legacy debentures or Legacy notes, as the case may be, nor PEI common stock, are deemed traded, the issue price of Legacy debentures or Legacy notes, as the case may be, will be their principal amount.

LEGACY DEBENTURES

     Interest. Stated interest on the Legacy debentures will generally be includible in a United States Holder's gross income and taxable as ordinary income for United States federal income tax purposes at the time it is paid or accrued (in accordance with the United States Holder's regular method of accounting for federal income tax purposes).

     Original Issue Discount. If the stated principal amount of a Legacy debenture exceeds the issue price of the Legacy debenture (as determined above) by more than a statutorily determined de minimis amount (such excess being referred to as original issue discount (OID)), a United States Holder will be required to include the amount of such OID as income over the term of the Legacy debenture under a constant yield method.

     Adjustments to Conversion Ratio. If at any time we make a distribution of cash or property to holders of Legacy common stock that would be taxable to such stockholders as a dividend for United States federal income tax purposes and, in accordance with the terms of the Legacy debentures, the conversion price or conversion ratio of the Legacy debentures is adjusted, such adjustment will likely be deemed to be the payment of a constructive distribution to holders of the Legacy debentures (resulting in ordinary income, subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current or accumulated earnings and profits, even though such holders receive no cash. An adjustment to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Legacy debentures and which is not made to compensate them for taxable distributions of cash or property on any of the outstanding Legacy common stock (or any convertible securities), generally will not result in constructive distribution. For example, a decrease in the conversion price in the event of distributions of indebtedness or assets of Legacy will generally result in a deemed distribution to holders of the Legacy debentures, but a decrease in the event of stock dividends or the distribution of rights to subscribe for Legacy common stock ordinarily would not.

     Sale, Exchange, Redemption or Retirement of a Legacy Debenture. Except as provided below under "--Conversion of Legacy Debentures into Legacy Common Stock," each United States Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of Legacy debentures measured by the difference (if any) between:

     - the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income), and

     - such holder's adjusted tax basis in the Legacy debentures.

The initial basis in a Legacy debenture will be equal to its issue price (as determined above). If a Legacy debenture is issued with more than a de minimis amount of OID, its basis would be increased by the amount of accrued OID and decreased by the amount of any payment on the Legacy debenture other than payment of stated interest. Except as noted immediately above, any such gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of Legacy debentures will be capital gain or loss.

     Conversion of Legacy Debentures into Legacy Common Stock. A United States Holder generally will not recognize any income, gain or loss upon conversion of a Legacy debenture into Legacy common stock except to the extent the Legacy common stock is considered attributable to accrued interest not previously included in income (which is taxable as ordinary income) or with respect to cash received in lieu of a fractional share of Legacy common stock. The adjusted basis of shares of Legacy common stock received on conversion will generally equal the adjusted basis of the Legacy debentures converted (reduced by the portion of adjusted basis allocated to any fractional share of Legacy common stock exchanged for cash), and the holding period of the Legacy common stock received on conversion will generally include the period during which the converted Legacy debentures were held. However, a United States Holder's tax basis in shares of Legacy common stock considered attributable to accrued interest as described above generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin as of the date of conversion.

LEGACY NOTES

     Interest. Stated interest on the Legacy notes will generally be includible in a United States Holder's gross income and taxable as ordinary income for United States federal income tax purposes at the time it is paid or accrued (in accordance with the United States Holder's regular method of accounting for federal income tax purposes).

     Original Issue Discount. If the stated principal amount of a Legacy note exceeds its issue price (as determined above) by more than a statutorily defined de minimis amount, a United States Holder will be required to include the amount of such OID as income over the term of the Legacy note under a constant yield method.

     Sale, Exchange, Redemption or Retirement of a Legacy Note. Each United States Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of Legacy notes measured by the difference (if any) between:

     - the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income), and

     - such holder's adjusted tax basis in the Legacy notes.

The initial basis in a Legacy note will be equal to its issue price (as determined above). If a Legacy note is issued with more than a de minimis amount of OID, its basis would be increased by the amount of accrued OID and decreased by the amount of any payment on the Legacy note other than payment of stated interest. Except as noted immediately above, any such gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of Legacy notes will be capital gain or loss.

LEGACY COMMON STOCK

     Cash Distributions. The amount of any cash distribution with respect to Legacy common stock will be treated as a dividend, taxable as ordinary income to the recipient thereof, to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of such distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the holder's tax basis in the Legacy common stock. Any remaining amount after the holder's basis has been reduced to zero will be taxable as capital gain.

     Dividends received by corporate stockholders will be eligible for the 70% dividends-received deduction under section 243 of the Code, subject to various exceptions and limitations contained in the Code. U.S. corporate stockholders should note, however, that there can be no assurance that distributions with respect to Legacy common stock will not exceed the amount of our current or accumulated earnings and profits. Accordingly, there can be no assurance that the dividends-received deduction will apply to distributions on the Legacy common stock. Corporate holders should consult their tax advisors as to the availability and the limitations relating to the dividends-received deduction.

     CORPORATE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICATION OF SECTION 1059 TO THE OWNERSHIP AND DISPOSITION OF THEIR COMMON STOCK.

     Sale or Disposition. A sale or other disposition of Legacy common stock will normally be a taxable event. Upon such a taxable sale or other disposition, a stockholder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received by the holder for the Legacy common stock and the holder's adjusted tax basis in those shares.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Under section 3406 of the Code and applicable Treasury regulations, a holder of PEI common stock participating in the exchange, Legacy debentures, Legacy notes, or Legacy common stock, as the case may be, may be subject to backup withholding at the rate of 31% with respect to "reportable payments" unless the holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. "Reportable payments" include:

     - dividend payments,

     - interest payments,

     - under certain circumstances, principal payments on the Legacy debentures or Legacy notes,

     - the gross proceeds (i.e., cash and any Legacy debentures and Legacy notes) payable pursuant to the exchange offer, and

     - the proceeds of a taxable sale or exchange of the Legacy debentures, Legacy notes, or Legacy common stock, as the case may be.

     The payor will be required to deduct and withhold the prescribed amounts if:

     - the payee fails to furnish a taxpayer identification number (TIN) to the payor in the manner required by the Code and applicable Treasury regulations,

     - the Internal Revenue Service (IRS) notifies the payor that the TIN furnished by the payee is incorrect,

     - there has been a "notified payee underreporting" described in section 3406(c) of the Code, or

     - there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under section 3406(a)(1)(C) of the Code.

In such event, we will be required to withhold an amount equal to 31% from any dividend payment made with respect to the holder's Legacy common stock, any interest payment made with respect to the holder's Legacy debentures or Legacy notes, the gross proceeds payable to the holder pursuant to the exchange offer, any payment of proceeds to the holder of a taxable sale or exchange of the Legacy debentures, Legacy notes, or Legacy common stock, or any other "reportable payments." Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's United States federal income tax liabilities, so long as the required information is provided to the IRS. We will report to persons transferring PEI common stock pursuant to the exchange offer, to the holders of the Legacy debentures, Legacy notes, or Legacy common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payment on the securities. A person transferring PEI common stock pursuant to the exchange offer, and a holder of Legacy debentures, Legacy notes, or Legacy common stock who does not provide us with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS.

PROPOSED LEGISLATION

     PEI elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with the short taxable year from September 1, 1997 to December 31, 1997. Under current law, the consummation of the exchange offer or the merger should not adversely affect PEI's REIT status. After consummation of the exchange offer (and, if applicable, the merger), PEI intends to continue to operate in a manner so as to qualify for taxation as a REIT under the Code.

     PEI's qualification and taxation as a REIT depends on PEI's ability to meet various qualification tests imposed under the Code. One of these qualification tests (the Five or Fewer Rule) requires that no more than 50% of the value of the REIT's outstanding shares can be owned directly or indirectly, applying certain ownership attribution rules, by five or fewer individuals at any time during the last half of a REIT's taxable year. Under existing law, because of certain ownership attribution rules, a corporation (such as Legacy) could own more than 50% of the total value of a REIT's outstanding shares without causing the REIT to fail to satisfy the Five or Fewer Rule. President Clinton's Fiscal Year 2000 Budget Proposal contains a provision which, if enacted in its present form, would add an additional requirement that would prohibit any person (defined to include certain entities such as corporations) from owning stock possessing 50% or more of the total combined voting power of all classes of voting stock of a REIT or 50% or more of the total value of shares of all classes of stock of a REIT.

     The budget proposal, if enacted in its current form, would apply to (a) entities electing REIT status for taxable years beginning on or after the date of first committee action, and (b) entities electing REIT status prior to such date that do not have significant business assets or activities as of such date. If the budget proposal were enacted in its

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

current form, it would not apply to PEI. However, if (a) this proposal or similar legislation were enacted and applied to PEI and (b) the exchange offer were consummated, PEI would not qualify as a REIT because Legacy would own 50% or more of the total voting power of PEI's stock. It is presently uncertain whether any such proposal will be enacted, or if enacted, what the terms of such proposal, including its effective date, will be.

     THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH HIS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF LEGACY DEBENTURES, LEGACY NOTES AND LEGACY COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION.

                                 LEGAL MATTERS

     Certain legal matters relating to the exchange offer, including the validity of the Legacy debentures and the Legacy notes offered hereby and the Legacy common stock into which the Legacy debentures may be converted, will be passed upon for Legacy by Latham & Watkins, San Diego, California.

                                    EXPERTS

     The financial statements and schedules incorporated in this prospectus by reference to the Annual Report on Form 10-K for the period from inception (November 17, 1997) to July 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements and schedule of PEI appearing in PEI's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Legacy and PEI are subject to the informational requirements of the Securities Exchange Act of 1934, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we and PEI file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. You may also access filed documents at the SEC's web site at www.sec.gov.

     This prospectus incorporates important business and financial information about Legacy and PEI that is not included in or delivered with this prospectus. We have filed a registration statement on Form S-4 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about Legacy and PEI and the securities offered hereby. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at prescribed rates at the locations above.

     The SEC allows us to incorporate by reference the information we and PEI file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we and PEI file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents which we and PEI have filed with the SEC:

     LEGACY'S SEC FILINGS (FILE NO. 0-23503):

     - Our Annual Report on Form 10-K for the fiscal year ended July 31, 1998,

     - Our Quarterly Report on Form 10-Q for the quarter ended October 31, 1998,

     - Our Transition Report on Form 10-Q for the transition period from August 1, 1998 to December 31, 1998,

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999,

     - Our Current Reports on Form 8-K filed with the SEC on December 18, 1998, May 14, 1999 and June 4, 1999, and

     - All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

     PEI'S SEC FILINGS (FILE NO. 0-20449):

     - PEI's Annual Report on Form 10-K for the fiscal year ended December 31, 1998,

     - PEI's Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998,

     - PEI's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999,

     - PEI's Current Report on Form 8-K filed with the SEC on June 4, 1999, and

     - All documents filed by PEI with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

     The information incorporated by reference is deemed to be part of this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced will not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

     Legacy has supplied all information contained or incorporated by reference in this prospectus relating to Legacy, and PEI has supplied all such information relating to PEI.

     If you are a PEI stockholder, you may have already received some of the documents incorporated by reference, but you can obtain any of them through the information agent, Legacy, PEI or the SEC. Documents incorporated by reference are available from the information agent, Legacy or PEI without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. PEI stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the appropriate party at the following addresses:

       Excel Legacy Corporation                Price Enterprises, Inc.
    16955 Via Del Campo, Suite 100              4649 Morena Boulevard
         San Diego, CA 92127                 San Diego, California 92117
            (619) 675-9400                          (619) 581-4679

     You may also contact the information agent for the exchange offer at the following address:

                           -------------------------

                           -------------------------

                           -------------------------

                                    (     )
                               ------------------

     To obtain timely delivery before the expiration of our offer, you should
request the information no later than              , 1999, which is five
business days prior to the expiration of our offer.

     You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of these documents.

     We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained herein. If you are given any information or representations about these matters that is not discussed, you should not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus offered hereby does not, under any circumstances, mean that there has not been a change in our affairs since the date hereof. It also does not mean that the information in this prospectus is correct after this date.

                                                                         ANNEX A
                                                      THE STOCKHOLDERS AGREEMENT

                                   AGREEMENT

PARTIES:

A. Excel Legacy Corporation, a Delaware corporation ("Legacy").

B. Certain shareholders of Price Enterprises, Inc. ("PREN"), a Maryland corporation qualified as a Real Estate Investment Trust for federal income tax purposes, who sign copies of this Agreement on or about the Board Approval Date (Item 2), including Sol Price ("Price"), a Trustee of significant holders of Common Stock ("Common Stock") and Preferred Stock ("Preferred Stock") of PREN. (Each such shareholder, including Price, is referred to as a "Selling Shareholder" and, at any point in time, all such persons who have then signed substantially identical agreements, together with Price, are referred to collectively as the "Selling Shareholders.")

AGREEMENT, subject to all of the terms and conditions below:

1. Each Selling Shareholder agrees to deposit into an escrow (the "Escrow") his, her or its shares of PREN Common Stock in order to facilitate a transaction with Legacy in which Legacy will seek to acquire all shares of PREN Common Stock for $8.50 per share, comprised, at Legacy's election, of (i) $8.50 in cash or (ii)
(A) at least $4.25 in cash, (B) at least $2.75 per share in principal amount of a Legacy 9% Convertible (at $5.50 per share) Subordinated Debenture ("Debenture"), issued pursuant to an indenture in the form attached as Exhibit A hereto, with such changes as may be acceptable to a majority in interest of the Selling Shareholders ("Majority of the Selling Shareholders"), with their interests for such purposes being determined solely by the number of shares of PREN Common Stock deposited by them into Escrow, and to Legacy and such changes as may be required by the trustee under such indenture, and (C) $1.50 per share in whatever combination Legacy may choose of cash, Debentures, and 10% Senior Notes ("Notes") due October 31, 2004, issued at par, with a mandatory sinking fund of 20% per year at the end of each of the first four years after issuance (with credit given for open market purchases), a prepayment option by Legacy at par plus accrued interest at any time, and customary protections for noteholders reasonably acceptable to a Majority of the Selling Shareholders, but no more stringent than the terms of bank indebtedness of Legacy at the time. The Debentures and Notes (if any) shall be issued in denominations of $1,000 and integral multiples thereof. Legacy shall deliver checks for the current market value of any fractional shares in accordance with the Indenture. The transaction in which Legacy will seek to acquire all of the Common Stock of PREN will be at the option of the PREN Board of Directors to be exercised on the Board Approval Date, either (A) a merger between PREN and a newly-formed wholly owned subsidiary of Legacy or (B) a tender offer or exchange offer, in either case with the consideration above being paid or offered for each share of PREN Common Stock. Legacy shall elect the form of consideration prior to the distribution of the applicable offer to purchase or proxy materials to PREN's shareholders.

2. 4,000,000 shares of PREN Common Stock shall be deposited by the Selling Shareholders in the Escrow, which will be held by an escrow agent pursuant to an escrow agreement (the "Escrow Agreement") containing the provisions described herein and such other provisions as may be required by the escrow agent, within 5 business days after this Agreement has been signed by Price on behalf of certain Selling Shareholders and by Legacy. On the date following the date on which the Board of Directors of PREN determines whether to approve the transactions contemplated hereby, which approval date, if any, shall in no event be later than June 2, 1999 (the "Board Approval Date"), there shall be deposited (if the Board does approve) into Escrow at least 4,000,000 additional shares of PREN Common Stock, and there shall be issued a joint press release with respect to the Board's approval. Each Selling Shareholder hereby represents that all shares of PREN Common Stock deposited into Escrow by such Selling Shareholder are, or on the date of such deposit will be, owned free and clear of all liens, charges, encumbrances and restrictions of any kind. Price shall give Legacy 48 hours notice of the expected Board Approval Date, and if no such notice is given, Legacy shall treat June 2, 1999 as the Board Approval Date.

3. Legacy agrees to deposit into Escrow (A) $1,000,000 in cash within 24 hours after the first share deposit referred to in Item 2 above, (B) an additional $6,500,000 in cash by the close of business on the first business day following the Board Approval Date, and (C) an additional $1,000,000 in cash on each of September 1, October 1 and November 1, 1999 if, as to each such date, the Closing has not occurred. Neither the PREN Common Stock nor the cash shall be released from Escrow until the Closing (Item 4), except that, pursuant to the terms of the Escrow Agreement, the shares of PREN Common Stock shall be properly tendered prior to the Closing in the Offer described in Item 4 below, or voted in favor of the Merger described in Item 4 below, and the cash shall be provided to Legacy at the Closing for purposes of making a portion of the cash payments required.

4. The Escrow shall close (the "Closing"), with the PREN Common Stock delivered to Legacy and the cash delivered to the Selling Shareholders (or their designees) in accordance with the Escrow Agreement, when (A) Legacy shall have offered to purchase all outstanding shares of PREN Common Stock (including the shares held in Escrow) subject only to the Offer Conditions (Item 6B), and shall have purchased all shares tendered and not withdrawn (the "Offer"), or (B) PREN shall have merged with a wholly owned subsidiary of Legacy, subject only to the Merger Conditions (Item 6B) (the "Merger"), in either case with all Common Stock of PREN being offered or receiving the consideration specified in Item 1 above. Alternatively, the Escrow shall close, and all items held in the Escrow shall be returned to the party or parties who deposited them (except for cash used for damage payments in Item 7 below or Item 5 of the PREN Agreement (as defined in Item 8B below)), when August 31, 1999 occurs (if the Escrow has not already closed under the first sentence in this Item 4), or when Legacy and a Majority of the Selling Shareholders agree and so instruct the escrow agent, or as provided in Item 7 or 9. Provided, that (i) the August 31, 1999 date shall be extended by the period, if any, by which the time between the filing by Legacy of documents with the Securities and Exchange Commission for the registration of the Offer or the proxy materials for the Merger and the first date on which the Offer can be commenced within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, or the proxy materials may be mailed, as applicable, exceeds 30 days, but not beyond December 1, 1999, and (ii) in any event, interest shall accrue on the cash, Debentures and Notes, if applicable, issued in the Offer or Merger from August 15, 1999. The cash shall accrue interest at the rate of 8% per annum from August 15, 1999. If the Escrow terminates under
Item 7, 9 or 11 below or under Item 3 or 5 of the PREN Agreement, earnings on the cash held in Escrow shall be distributed together with the cash on which it accrues to the party entitled to receive the cash. If the Offer or Merger is consummated, earnings on the cash held in Escrow shall be distributed to Legacy for purposes of making a portion of the cash payments required.

5. Each Selling Shareholder agrees and commits that, from the date hereof through the Closing, such Selling Shareholder (i) shall not, directly or indirectly, sell, offer to sell, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement to sell, any PREN Common Stock owned beneficially or otherwise by such Selling Shareholder, and (ii) shall vote (or cause to be voted) all Common Stock and Preferred Stock of PREN owned beneficially or otherwise by such Selling Shareholder in favor of the Merger and related matters (if applicable), and against any Company Takeover Proposal or any other action or agreement which would impede, interfere with or prevent the transactions contemplated hereby. For purposes hereof, "Company Takeover Proposal" means any proposal by a third party (other than Legacy) to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger or similar transaction, more than 25% of the voting power of PREN, or all or substantially all of the assets of PREN. In addition, each Selling Shareholder agrees to comply with any applicable requirements of Rule 145 under the Securities Act of 1933 in connection with any resales of the Debentures and Notes.

6. Legacy further agrees and commits that:

     A. At or as promptly as practicable after the Closing, Legacy shall cause to be taken all actions reasonably necessary to cause the Preferred Stock of PREN to be entitled under PREN's charter documents (including those of any successor to PREN by merger, etc.) to elect a majority of the Directors of PREN (which majority shall mean that the holders of PREN Preferred Stock have one more designee than Legacy); provided that such right shall terminate upon the earliest to occur of the following (the "Preferred Termination"): (i) less than 2,000,000 shares of PREN Preferred Stock (adjusted for stock splits, dividends, reverse splits, etc.) shall remain outstanding, (ii) Legacy shall have made an offer to purchase any and all outstanding shares of PREN Preferred Stock at a cash price of $16 per share, and shall have purchased all shares duly tendered and not withdrawn, or (iii) the Directors of PREN shall have
        (a) issued or agreed to issue any equity securities or securities convertible or exchangeable into or exercisable for equity securities, in any case without unanimous Board approval, or (b) failed in any fiscal year to declare or pay dividends on the PREN Common Stock as and when requested by Legacy (1) to distribute 100% of PREN's taxable income for such fiscal year or otherwise to maintain PREN's status as a REIT, or (2) in an amount equal to the excess, if any, of (x)(A) funds from operations less rent smoothing for such fiscal year, minus (B) the amount required to pay dividends on the PREN Preferred Stock for such fiscal year, over (y) $7,500,000. Pending the effectuation of such corporate action, Legacy agrees for the benefit of the holders of PREN Preferred Stock to vote in favor of the election of Jack McGrory, Simon Lorne and James Cahill (or their designees) as Directors of PREN and to vote against any increase in the size of the PREN Board beyond five members. Following the Closing until the Preferred Termination, neither Legacy nor any subsidiary or affiliate of Legacy which acquires shares of PREN Preferred Stock shall be entitled to vote such shares in any election of Directors of PREN.

     B. Legacy shall commence taking all actions reasonably necessary to make the Offer or to effect the Merger (as applicable) to acquire all outstanding shares of PREN Common Stock (including those shares held in Escrow) for the consideration specified in Item 1 above, subject in the case of the Offer only to the conditions specified on Exhibit B hereto (the "Offer Conditions"), and in the case of the Merger only to the conditions specified on Exhibit B hereto (other than the Minimum Condition) and other customary conditions to a merger, including the approval of PREN's shareholders and the filing of applicable merger documents (the "Merger Conditions"). In the case of the Offer, Legacy shall purchase all shares duly tendered and not withdrawn.

     C. Legacy shall use all reasonable efforts to satisfy the Offer Conditions or the Merger Conditions (as applicable). Legacy agrees that it will proceed in good faith as expeditiously as possible to complete requisite governmental reviews, to obtain any requisite approvals and otherwise to consummate the transactions contemplated hereby, and neither Legacy nor its counsel will engage in any communications with third parties (including governmental offices and agencies) without the direct participation of PREN and its counsel.

     D. Legacy shall not take any action to cause a direct or indirect Change of Control of PREN (including by Change of Control of Legacy itself) (i) after the date hereof and prior to the Closing without the consent of Price, or (ii) after the Closing, without either offering to purchase all shares of PREN Preferred Stock or obtaining the approval of a majority of such shares (unless a higher percentage is required by PREN's charter or Maryland law). For purposes of this provision, a "Change of Control" will be deemed to have occurred at such time as (a) any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 (other than Legacy) becomes the beneficial owner of 50% or more of the total voting power of PREN or Legacy, (b) there shall be consummated any merger or consolidation of PREN or Legacy in which PREN or Legacy, as the case may be, is not the continuing or surviving corporation or pursuant to which the Common Stock of PREN or Legacy would be converted into cash, securities or other property, other than a merger or consolidation in which the holders of the Common Stock of PREN or Legacy outstanding immediately prior to the merger or consolidation hold at least a majority of the Common Stock of the surviving corporation immediately after such merger or consolidation, or (c) the directors of Legacy on the date hereof (or persons nominated for election by such directors) shall no longer constitute a majority of the Board of Directors of Legacy.

     E. Following the Closing until the Preferred Termination, Legacy shall take all actions in its power to ensure that at least one representative of the interests of the PREN Preferred Stock, as designated by a majority in interest of the Selling Shareholders who hold PREN Preferred Stock, is serving as a director of Legacy.

     F. Legacy shall cause any and all Debentures and Notes to be registered under the Securities Act of 1933, and to maintain such registration, in each case if and as necessary to make all such Debentures and Notes freely transferable.

     G. Within 10 days after the Closing, Legacy shall use all reasonable efforts to cause PREN to pay all options held by employees and directors of PREN, and severance payments for employees of PREN, as described on Exhibit B and

        Schedule B-2 to the PREN Agreement. With Legacy's prior written consent, which consent shall not be unreasonably withheld, PREN may terminate certain employees prior to the Closing and pay such employees the severance payments described on Exhibit B and Schedule B-2 to the PREN Agreement. Upon the Closing, Legacy shall provide PREN with the funds to cover all payments under such exhibit and schedule.

     H. Legacy shall cause PREN to maintain Officers' and Directors' Errors and Omissions Insurance insuring all persons who are or were officers or directors of PREN in an amount not less than that in effect on April 30, 1999, for a period of at least 3 years following the Closing, and thereafter as long as necessary (if at all) to ensure the continuation of protection with respect to any and all claims made prior to the end of that period, and shall, and shall cause PREN to, hold harmless and indemnify each such person against all expense, loss and liability (including costs of defense and investigation) relating to their actions as such officers or directors of PREN, except, as to any such person, as to any matter as to which it is finally judicially determined that indemnification is not permitted for such person by Maryland law under the applicable circumstances.

     I. In any merger between PREN and a subsidiary of Legacy pursuant to which shares of PREN Common Stock are converted into cash or into securities other than Common Stock of Legacy or of the surviving corporation, Legacy will make appropriate provisions such that the cash and other assets of PREN will not be depleted in any material respect, and the liabilities of PREN will not be increased in any material respect, as a result of such transaction.

     J. Until such time as there are no shares of PREN Preferred Stock outstanding, Legacy shall not take any action that would cause PREN to fail to qualify as a REIT.

7. If Legacy abandons the transaction prior to the Board Approval Date or is unwilling to execute the PREN Agreement, Legacy shall pay the total sum of $1,000,000 (together with earnings thereon) as liquidated damages, with such sum being apportioned among the Selling Shareholders and PREN as Price may direct. Additionally, upon notice to the escrow agent in accordance with the Escrow Agreement of Legacy's having so abandoned the transaction or having not executed the PREN Agreement, the Escrow shall be terminated, the initial $1,000,000 deposited by Legacy (together with earnings thereon) shall be distributed as provided in this Item 7, and any and all other shares and other items held in the Escrow shall be returned to the parties who originally deposited them. The parties expressly recognize that in the event of any failure of condition referenced above, measuring monetary damages would be extremely difficult or impracticable to ascertain because of the nature of the assets of PREN. The payment of $1,000,000 (together with earnings thereon) as described above in this Item 7 is not intended as a forfeiture or penalty within the meaning of California Civil Code sec.sec. 3275 or 3369 but is intended to constitute liquidated damages, and shall be the sole and exclusive remedy of the Selling Shareholders and PREN. If Legacy breaches Item 6 above after it and PREN have executed the PREN Agreement, the sole redress of the Selling Shareholders and PREN shall be pursuant to Item 5 of the PREN Agreement.

8. Price agrees that if any of the following conditions are not met, the provisions of Item 9 shall immediately take effect:

     A. The number of shares of PREN Common Stock held in Escrow shall represent at least 51% of the general voting power of PREN on June 10, 1999.

     B. On the Board Approval Date, the Directors of PREN shall have (i) taken such actions as may be necessary to approve Legacy (insofar as restrictions in PREN's charter documents are concerned) to acquire up to 100% of the PREN Common Stock and to confirm that the transactions contemplated hereby are exempt from the operation of any applicable anti-takeover statute under the Maryland General Corporation Law, which actions shall state that they are irrevocable, and (ii) duly executed and delivered the Agreement attached as Exhibit C hereto (the "PREN Agreement").

9. The following liquidated damages provision shall apply if the Selling Shareholders abandon the transaction on or prior to the Board Approval Date, or the Directors of PREN do not take the actions specified in Item 8B above. In either such case, Price shall pay or cause to be paid to Legacy the total sum of $1,000,000 as liquidated damages. Additionally, upon notice to the escrow agent in accordance with the Escrow Agreement of the Selling Shareholders' having so abandoned the transaction or the PREN Directors having not taken such actions, the Escrow shall be terminated, the initial $1,000,000 (together with earnings thereon) shall be returned to Legacy, and any and all other shares and other items held in the Escrow shall be returned to the parties who originally deposited them. The parties expressly recognize that in the event of any failure of condition referenced above, measuring monetary damages would be extremely difficult or impracticable to ascertain because of the nature of the assets of PREN. The payment of $1,000,000 as described above in this Item 9 is not intended as a forfeiture or penalty within the meaning of California Civil Code sec.sec. 3275 or 3369 but is intended to constitute liquidated damages, and shall be the sole and exclusive remedy of Legacy.

10. If the events described in Items 8A and 8B above occur as described, the liquidated damages provision set forth in Item 9 shall no longer be applicable after the Board Approval Date and Legacy's rights and remedies shall then be as specified in this Item 10 and in the PREN Agreement. In such case, each Selling Shareholder, by signing a copy of this Agreement, agrees that he, she or it shall, from and after the Board Approval Date, not take any action (litigation or otherwise) to contest or challenge in any way the validity or irrevocability of the actions referred to in Item 8B(i) above; provided that, in the case of any Selling Shareholder who is a Director of PREN, nothing contained herein shall be construed to limit or otherwise affect such Selling Shareholder's ability to act in his capacity as a PREN Director. Each Selling Shareholder shall vigorously defend against any litigation or other claim brought by a third party to contest or challenge in any way such actions.

11. If the Offer Conditions or the Merger Conditions (as applicable) have not been satisfied by December 1, 1999 (unless extended pursuant to Item 5 of the PREN Agreement) due to no fault of the parties hereto, Legacy or a Majority of the Selling Shareholders may terminate this Agreement upon written notice to the other party. Upon any such termination, the Escrow shall close, and except as otherwise provided in Item 5 of the PREN Agreement, all items held in the Escrow shall be returned to the party or parties who deposited them, and none of the parties hereto shall have any further obligation or liability hereunder.

12. Any action permitted or authorized by or for the Selling Shareholders, or any notice to be given by or on behalf of the Selling Shareholders, shall be deemed for all purposes to have been duly permitted, authorized or given if it has been permitted, authorized or given by a Majority of the Selling Shareholders.

13. This Agreement (including the exhibits hereto and all copies executed by different Selling Shareholders) constitutes one entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is intended to be fully binding and enforceable as of the date provided below. This Agreement may be executed in counterparts. This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to the laws that might be applicable under conflicts of laws principles. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing signed by Legacy and a Majority of the Selling Shareholders; provided that any party to this Agreement may waive in writing any obligation owed to it by any other party under this Agreement. In the event of any action brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover attorneys' fees, as well as all other costs and expenses of bringing such action as an element of damages.

Dated: May 12, 1999

        SELLING SHAREHOLDERS                      EXCEL LEGACY CORPORATION
By: /s/ SOL PRICE                           By: /s/ GARY B. SABIN
    ---------------------------------
    Sol Price, Trustee                          Name: Gary B. Sabin
    Price Family Charitable Trust               Title:  President and
    UTD 03/13/84                                         Chief Executive Officer
    Number of Shares of Common Stock:
    2,213,129

By: /s/ SOL PRICE
    ---------------------------------
    Sol Price, Trustee
    Price Charitable Remainder Trust
    UTD 01/10/83
    Number of Shares of Common
    Stock: 308,490

By: /s/ SOL PRICE
    ---------------------------------
    Sol Price, Trustee
    Marion Brodie Trust
    UTD 04/23/96
    Number of Shares of Common
    Stock: 34,950

                                                                         ANNEX B
                                                           THE COMPANY AGREEMENT

                                   AGREEMENT

     This Agreement is entered into as of June 2, 1999 by and between Excel Legacy Corporation, a Delaware corporation ("Legacy"), and Price Enterprises, Inc., a Maryland corporation ("PREN").

                                    RECITALS

A. Legacy and certain shareholders of PREN (the "Selling Shareholders") have entered into an Agreement dated May 12, 1999 (the "Shareholders Agreement").

B. As a condition precedent to Legacy's commitments under the Shareholders Agreement, Legacy has required that PREN enter into this Agreement pursuant to which PREN is agreeing to take certain actions, subject to the terms and conditions set forth herein.

                                   AGREEMENT

     The parties to this Agreement, intending to be legally bound, hereby agree as follows:

1. Capitalized terms used and not otherwise defined in this Agreement shall have the meanings assigned to them in the Shareholders Agreement.

2. PREN agrees that if any of the following events do not occur as described, the provisions of Item 3 below shall immediately take effect:

     A. On the Board Approval Date, the Directors of PREN shall have taken such actions as may be necessary (i) to approve the taking of all actions described on Exhibit A hereto without any further Board approval, (ii) to provide for the treatment of PREN options as described on Exhibit B hereto, and (iii) to appoint Gary Sabin as Chief Executive Officer of PREN. All such approvals and other actions shall be effective as of the Closing and shall state that they are irrevocable.

     B. PREN shall not take any action (i) to revoke, modify or otherwise alter in any way the approvals and other actions referred to in Item 2A above or Item 8B of the Shareholders Agreement, or (ii) to contest or challenge in any way (through litigation or otherwise) the validity or irrevocability of the approvals and other actions referred to in Item 2A above or Item 8B of the Shareholders Agreement. PREN shall vigorously defend against any litigation or other claim brought by a third party to contest or challenge in any way such approvals or other actions.

     C. The Directors of PREN shall permit Gary Sabin and Richard Muir (or two other designees of Legacy) to attend all meetings of the Board of Directors of PREN (other than those relating to the transactions contemplated hereby or relating to any Company Takeover Proposal) in a non-voting observer capacity until the Closing, at which time the Directors of PREN shall cause Messrs. Sabin and Muir (or two other designees of Legacy) to be appointed or elected as members of the Board of Directors of PREN. Legacy's Board observer rights shall terminate if this Agreement terminates.

     D. PREN shall cooperate with Legacy and use all reasonable efforts to take or cause to be taken all actions necessary with respect to the preparation and filing of the Offer documents or Merger documents (as applicable), including all actions required pursuant to Section 14 of the Securities Exchange Act of 1934 (but shall not be required to execute any agreements or to make any representations or warranties, other than as required by applicable rules and regulations of the Securities and Exchange Commission, Nasdaq or any lenders of PREN in order to consummate the transactions contemplated by this Agreement or the Shareholders Agreement). In the case of the Merger, PREN shall take or cause to be taken all actions necessary to duly call and hold a meeting of the PREN shareholders to consider the Merger and related matters.

     E. Except in relation to the matters described in this Agreement or the Shareholders Agreement, the Directors of PREN shall act only in the ordinary course of business until the Closing. Without limiting the generality of the foregoing, PREN shall not, without the prior written consent of Legacy, incur material debt, or issue or agree to issue any equity securities or securities convertible or exchangeable into or exercisable for equity securities, or pay any dividend other than regularly scheduled dividends on the PREN Preferred Stock, or take any action that would cause PREN to fail to qualify as a REIT.

     F. PREN shall use all reasonable efforts to satisfy the Offer Conditions or the Merger Conditions (as applicable). PREN agrees that it will proceed in good faith as expeditiously as possible to complete requisite governmental reviews, to obtain any requisite approvals and otherwise to consummate the transactions contemplated by this Agreement and the Shareholders Agreement, and neither PREN nor its counsel will engage in any communications with third parties (including governmental offices and agencies) without the direct participation of Legacy and its counsel.

3. If any of the events described in Item 2 do not occur as described, Legacy shall be entitled, at its election, either to (i)(A) acquire the shares of PREN Common Stock held in Escrow by consummating the Offer with the consideration specified in Item 1 of the Shareholders Agreement and having such shares tendered in accordance with the Escrow Agreement, and (B) any and all equitable remedies necessary to ensure PREN's compliance with this Agreement, or (ii) liquidated damages in the amount of $7,500,000. Additionally, in the case of clause (ii) above, upon notice to the escrow agent in accordance with the Escrow Agreement of PREN's having breached this Agreement, the Escrow shall be terminated, the initial $7,500,000 (together with earnings thereon) shall be returned to Legacy, and any and all other shares and other items held in the Escrow shall be returned to the parties who originally deposited them. The parties expressly recognize that in the event of any failure of condition referenced above, measuring monetary damages would be extremely difficult or impracticable to ascertain because of the nature of the assets of PREN. The payment of $7,500,000 as described above in this Item 3 is not intended as a forfeiture or penalty within the meaning of California Civil Code sec.sec. 3275 or 3369 but is intended to constitute liquidated damages, and shall be the sole and exclusive remedy of Legacy.

4. Legacy agrees and commits that:

     A. At or as promptly as practicable after the Closing, Legacy shall cause to be taken all actions reasonably necessary to cause the Preferred Stock of PREN to be entitled under PREN's charter documents (including those of any successor to PREN by merger, etc.) to elect a majority of the Directors of PREN (which majority shall mean that the holders of PREN Preferred Stock have one more designee than Legacy); provided that such right shall terminate upon the earliest to occur of the following (the "Preferred Termination"): (i) less than 2,000,000 shares of PREN Preferred Stock (adjusted for stock splits, dividends, reverse splits, etc.) shall remain outstanding, (ii) Legacy shall have made an offer to purchase any and all outstanding shares of PREN Preferred Stock at a cash price of $16 per share, and shall have purchased all shares duly tendered and not withdrawn, or (iii) the Directors of PREN shall have
        (a) issued or agreed to issue any equity securities or securities convertible or exchangeable into or exercisable for equity securities, in any case without unanimous Board approval, or (b) failed in any fiscal year to declare or pay dividends on the PREN Common Stock as and when requested by Legacy (1) to distribute 100% of PREN's taxable income for such fiscal year or otherwise to maintain PREN's status as a REIT, or (2) in an amount equal to the excess, if any, of (x)(A) funds from operations less rent smoothing for such fiscal year, minus (B) the amount required to pay dividends on the PREN Preferred Stock for such fiscal year, over (y) $7,500,000. Pending the effectuation of such corporate action, Legacy agrees for the benefit of the holders of PREN Preferred Stock to vote in favor of the election of Jack McGrory, Simon Lorne and James Cahill (or their designees) as Directors of PREN and to vote against any increase in the size of the PREN Board beyond five members. Following the Closing until the Preferred Termination, neither Legacy nor any subsidiary or affiliate of Legacy which acquires shares of PREN Preferred Stock shall be entitled to vote such shares in any election of Directors of PREN.

     B. Legacy shall commence taking all actions reasonably necessary to make the Offer or to effect the Merger (as applicable) to acquire all outstanding shares of PREN Common Stock (including those shares held in Escrow) for the consideration specified in Item 1 of the Shareholders Agreement, subject in the case of the Offer only to the Offer Conditions, and in the case of the Merger only to the Merger Conditions. In the case of the Offer, Legacy shall purchase all shares duly tendered and not withdrawn.

     C. Legacy shall use all reasonable efforts to satisfy the Offer Conditions or the Merger Conditions (as applicable). Legacy agrees that it will proceed in good faith as expeditiously as possible to complete requisite governmental reviews, to obtain any requisite approvals and otherwise to consummate the transactions contemplated hereby, and neither Legacy nor its counsel will engage in any communications with third parties (including governmental offices and agencies) without the direct participation of PREN and its counsel.

     D. Legacy shall not take any action to cause a direct or indirect Change of Control of PREN (including by Change of Control of Legacy itself) (i) after the date hereof and prior to the Closing without the consent of Price, or (ii) after the Closing, without either offering to purchase all shares of PREN Preferred Stock or obtaining the approval of a majority of such shares (unless a higher percentage is required by PREN's charter or Maryland law). For purposes of this provision, a "Change of Control" will be deemed to have occurred at such time as (a) any person or group of related persons for purposes of
        Section 13(d) of the Securities Exchange Act of 1934 (other than Legacy) becomes the beneficial owner of 50% or more of the total voting power of PREN or Legacy, (b) there shall be consummated any merger or consolidation of PREN or Legacy in which PREN or Legacy, as the case may be, is not the continuing or surviving corporation or pursuant to which the Common Stock of PREN or Legacy would be converted into cash, securities or other property, other than a merger or consolidation in which the holders of the Common Stock of PREN or Legacy outstanding immediately prior to the merger or consolidation hold at least a majority of the Common Stock of the surviving corporation immediately after such merger or consolidation, or (c) the directors of Legacy on the date hereof (or persons nominated for election by such directors) shall no longer constitute a majority of the Board of Directors of Legacy.

     E. Following the Closing until the Preferred Termination, Legacy shall take all actions in its power to ensure that at least one representative of the interests of the PREN Preferred Stock, as designated by a majority in interest of the Selling Shareholders who hold PREN Preferred Stock, is serving as a director of Legacy.

     F. Legacy shall cause any and all Debentures and Notes to be registered under the Securities Act of 1933, and to maintain such registration, in each case if and as necessary to make all such Debentures and Notes freely transferable.

     G. Within 10 days after the Closing, Legacy shall use all reasonable efforts to cause PREN to pay all options held by employees and directors of PREN, and severance payments for employees of PREN, as described on Exhibit B and Schedule B-2 hereto. With Legacy's prior written consent, which consent shall not be unreasonably withheld, PREN may terminate certain employees prior to the Closing and pay such employees the severance payments described on Exhibit B and Schedule B-2 hereto. Upon the Closing, Legacy shall provide PREN with the funds to cover all payments under such exhibit and schedule.

     H. Legacy shall cause PREN to maintain Officers' and Directors' Errors and Omissions Insurance insuring all persons who are or were officers or directors of PREN in an amount not less than that in effect on April 30, 1999, for a period of at least 3 years following the Closing, and thereafter as long as necessary (if at all) to ensure the continuation of protection with respect to any and all claims made prior to the end of that period, and shall, and shall cause PREN to, hold harmless and indemnify each such person against all expense, loss and liability (including costs of defense and investigation) relating to their actions as such officers or directors of PREN, except, as to any such person, as to any matter as to which it is finally judicially determined that indemnification is not permitted for such person by Maryland law under the applicable circumstances.

     I. In any merger between PREN and a subsidiary of Legacy pursuant to which shares of PREN Common Stock are converted into cash or into securities other than Common Stock of Legacy or of the surviving corporation, Legacy will make appropriate provisions such that the cash and other assets of PREN will not be depleted in any material respect, and the liabilities of PREN will not be increased in any material respect, as a result of such transaction.

     J. Until such time as there are no shares of PREN Preferred Stock outstanding, Legacy shall not take any action that would cause PREN to fail to qualify as a REIT.

5. If Legacy materially fails to do anything it has agreed to do in this Agreement or the Shareholders Agreement or does anything material it has agreed not to do, or if the Escrow terminates because of the passage of time as provided in Item 4 of the Shareholders Agreement, Legacy shall pay the total sum of $7,500,000 (or such larger sum as may be held in Escrow at such time) (together with earnings thereon) as liquidated damages, with such sum being apportioned among PREN and the Selling Shareholders as PREN may direct. Notwithstanding the foregoing, Legacy shall not be obligated to pay such liquidated damages in the case of the passage of time provided in Item 4 of the Shareholders Agreement if such passage of time occurs as a result of (i) any failure of the condition set forth in paragraph (a) of the Offer Conditions or Merger Conditions (as applicable) which results, directly or indirectly, from any litigation or other claim or action commenced by or on behalf of, or based on or relating to, PREN or any of its officers, directors, employees, agents, shareholders or affiliates, (ii) any failure of the condition set forth in paragraph (c) of the Offer Conditions or Merger Conditions (as applicable) (provided that Legacy shall be obligated, for purposes of this Item 5 only, to consummate the Offer or Merger (as applicable) within three business days following the satisfaction of such condition), or (iii) any failure of the conditions set forth in paragraph (d), (e) or (f) of the Offer Conditions or Merger Conditions (as applicable). Additionally, upon notice to the escrow agent in accordance with the Escrow Agreement of Legacy's having so breached this Agreement, or of the passage of time, the Escrow shall be terminated, the initial $7,500,000 deposited by Legacy (or such larger sum as may be deposited by Legacy pursuant to Item 3 of the Shareholders Agreement) (together with earnings thereon) shall be distributed as provided in this Item 5, and any and all other shares and other items held in the Escrow shall be returned to the parties who originally deposited them. The parties expressly recognize that in the event of any failure of condition referenced above, measuring monetary damages would be extremely difficult or impracticable to ascertain because of the nature of the assets of PREN. The payment of $7,500,000 (or such larger sum as may be held in Escrow) (together with earnings thereon) as described above in this Item 5 is not intended as a forfeiture or penalty within the meaning of California Civil Code sec.sec. 3275 or 3369 but is intended to constitute liquidated damages, and shall be the sole and exclusive remedy of the Selling Shareholders and PREN.

6. This Agreement shall automatically terminate and be of no further force or effect upon the termination of the Shareholders Agreement in accordance with its terms. Upon any such termination, none of the parties hereto shall have any further obligation or liability hereunder.

7. This Agreement and the Shareholders Agreement (including the exhibits hereto and thereto) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and are intended to be fully binding and enforceable as of the dates provided. This Agreement may be executed in counterparts. This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to the laws that might be applicable under conflicts of laws principles. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing signed by Legacy and PREN; provided that any party to this Agreement may waive in writing any obligation owed to it by any other party under this Agreement. In the event of any action brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover attorneys' fees, as well as all other costs and expenses of bringing such action as an element of damages.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date set forth above.

Price Enterprises, Inc.                  Excel Legacy Corporation

By:     /s/ JACK MCGRORY                 By:     /s/ GARY B. SABIN
    ---------------------------------    ---------------------------------
Name: Jack McGrory                       Name: Gary B. Sabin
Title:   President and Chief             Title:   President and Chief
         Executive Officer               Executive Officer

                                                                         ANNEX C
                                                                FAIRNESS OPINION

                  [VALUATION RESEARCH CORPORATION LETTERHEAD]

May 18, 1999

The Board of Directors
Price Enterprises, Inc.
4649 Morena Blvd
San Diego, CA 92117

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Shares of common stock, $0.0001 par value per share (the "Shares"), of Price Enterprises, Inc. (the "Company" or "Price") of the consideration to be received by such holders pursuant to the terms of the Agreement (the "Agreement") dated as of May 12, 1999, among Excel Legacy Corporation, a Delaware corporation ("Legacy"), and certain shareholders of Price Enterprises, Inc., a Maryland corporation (the "Company") including Sol Price, a Trustee of significant holders of Price Shares and Preferred Stock.

     As more fully described in the Agreement, Price's Board of Directors will have the option to determine how Legacy will acquire all of the common stock of Price as either (a) a merger between Price and a newly-formed wholly owned subsidiary of Legacy or (b) a tender offer or exchange offer (the "Transaction"). Under the terms of the Agreement, Legacy will offer to acquire all shares of Price Common Stock for $8.50 per share, comprised, at Legacy's election, of (i) $8.50 in cash or (ii) (a) at least $4.25 in cash, (b) at least $2.75 in principal amount of Legacy's 9.0% Convertible Subordinated Debentures due 2004 (the "Debentures"), which will be convertible into shares of Legacy Common Stock at $5.50 per share, and (c) $1.50 per share in whatever combination Legacy may choose of cash, Debentures, and Legacy's 10% Senior Notes (the "Notes") due October 31, 2004, issued at par, with a mandatory sinking fund of 20.0% per year at the end of each of the first four years after issuance.

     In connection with rendering our opinion, we have: (i) reviewed the Agreement dated as of May 12, 1999; (ii) reviewed and analyzed certain publicly available business and financial information of the Company and Legacy for recent years and interim periods to date; (iii) reviewed and analyzed certain internal financial and operating information, including financial forecasts, analysis and projections prepared by management of the Company and Legacy; (iv) conducted discussions with members of the senior management of the Company with respect to the business and prospects of the Company; (v) reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other publicly traded companies that we believe may be relevant; and (vi) reviewed the financial terms, to the extent publicly available, of certain comparable transactions. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgements of management as to the future financial performance of the Company. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we made any physical inspection of the properties or assets of the Company. Further, our opinion is based upon the conditions as they exist and can be evaluated on the date hereof only.

     Valuation Research Corporation has been engaged to render a fairness opinion to Price Enterprises, Inc. in connection with the proposed Transaction and will receive a fee for such a service.

     Our opinion expressed herein is provided for the information of the Board of Directors of Price in its evaluation of the proposed Transaction, and our opinion is not intended to be or does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender or exchange shares of Price's common stock or alternatively how such stockholder should vote on the merger between Price and a newly-formed wholly owned subsidiary of Legacy, depending on whichever option Price's Board of Directors chooses. This letter may not be used by any person or for any purpose other than specified herein or otherwise reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent and approval of Valuation Research Corporation. Notwithstanding the above restriction, this letter may be disclosed in its entirety in any proxy statement or information statement relating to the proposed Transaction sent to the Company's shareholders.

     Based upon and subject to the foregoing, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the consideration to be received by the holders of Price's common stock in the Transaction is fair, from a financial point of view, to such holders.

                                       Very truly yours,

                                       VALUATION RESEARCH CORPORATION

                                   EXHIBIT A

                  GENERAL LIMITING CONDITIONS AND ASSUMPTIONS

     In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions of value contained herein. Valuation Research Corporation (Valuation) has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees have a material financial interest in the Buyer or the Seller.

     Neither Valuation, nor its agents or employees assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property which may be involved, both real and personal, tangible and intangible, which title is assumed to be good and marketable. Any and all property is analyzed as if it is free and clear of any and all liens or encumbrances except those created in the transaction or otherwise described in the applicable documents or notified to Valuation, and that all relevant agreements are valid and enforceable.

     Valuation assumes that all laws, statutes, ordinances, or other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with unless express written noncompliance is brought to the attention of Valuation and is stated and defined by those relied on by Valuation, including Price Enterprises, Inc. and its management.

     Valuation has relied on certain information furnished by others, including but not limited to the Company without further check or verification. Valuation believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect. Such information generally includes, but is not limited to, financial analyses and forecasts; historical, pro forma, audited, and unaudited financial statements; management analyses; transaction models; and various other documents some of which we have received in draft form only and which we assume will be substantially similar form at the time of close with no material effect as relates to our work or conclusions.

     In some instances, public information and statistical information has been obtained from sources Valuation has accepted as being reliable; however, Valuation makes no representation as to the accuracy or completeness of such information and has accepted the information without further verification.

     Neither all nor any part of the contents of this opinion (especially any conclusions as to value, the identity or any appraiser or appraisers, or the firm with which such appraisers are connected, or any reference to any of their professional designations) may be disseminated to the public through advertising media, public relations, new media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Valuation Research Corporation, excluding bankruptcy, insolvency or similar judicial proceedings, written notice of which must be provided immediately to Valuation Research.

     Any further consultation, testimony, attendance, or research in reference to the present engagement beyond this opinions expressed herein as of the date of valuation are subject to agreement by Valuation in specific written agreements between the parties.

     The opinion expressed by Valuation results from the development and analysis of several valuation indications arrived at through the use of generally accepted valuation procedures. These procedures included projected income analysis, market comparable analysis, comparable transactions analysis and premium paid analysis. The projected income analysis utilized cash flow projections discounted to present value. The discount rate selected was based on risk and return requirements deemed appropriate by Valuation. The market comparable analysis compared stock prices and various financial ratios of publicly-traded companies reasonably similar to Price Enterprises, Inc.

     Material changes in the industry or in market conditions which might affect Price Enterprises, Inc's business from and after the effective date of the proposed transaction which are not reasonably foreseeable are not taken into account.

     Our opinion is necessarily based on economic, market, financial and other conditions as of the date herein. While various judgements and estimates which we consider reasonable and appropriate under the circumstances were made by Valuation in the determination of value, no assurance can be given by Valuation that the sale price which might subsequently be realized in any future transaction, if and when effected, will be at the value presented in our analysis.

                                   EXHIBIT B

     The following is a summary of the financial analyses Valuation Research Corporation ("VRC") utilized in connection with providing its written opinion to the Board of Directors.

     Comparable Companies Analysis: Valuation Research Corporation ("VRC") compared selected publicly-available historical and projected stock market data and financial results for Price Enterprises, Inc to the corresponding data of the following companies: Burnham Pacific Properties, Inc., Developers Diversified Realty Corp., JDN Realty Corporation, Kimco Realty Corporation, and Weingarten Realty Investors ("Comparable Companies"). Such data included, among other things, multiples of current stock price to 1998 funds from operations per share ("1998 FFO") (defined as net income plus depreciation and amortization, excluding gains on sales of property, non-recurring charges, and other extraordinary items) and projected 1999 funds from operations per share ("1999 Projected FFO"). All of the trading multiples of the Comparable Companies were based on closing stock prices as of April 30, 1999 and all FFO per share estimates were based on projections published, in the case of the Comparable Companies, by First Call and, in the case of Price, projections provided by management. Accordingly, such estimated projections may or may not prove to be accurate.

     Comparable Transactions Analysis: Valuation Research Corporation also analyzed publicly available information for five selected acquisition and merger transactions between REITs deemed by VRC to be reasonably similar to the Merger. In examining these transactions, VRC analyzed certain financial parameters of the acquired company relative to the consideration offered. Combinations between REITs compared included: (i) Kimco Realty Corporation and The Price REIT, Inc.,
(ii) Simon DeBartolo Group, Inc and Corporate Property Investors, (iii) Prime Retail, Inc and Horizon Group, Inc., (iv) Excel Realty Trust, Inc., and New Plan Realty Trust and (v) Santa Anita Realty Enterprises and Meditrust (the "Comparable Transactions").

     None of the companies or acquired entities utilized in the above comparable companies analysis and comparable transactions analysis for comparative purposes is, of course, identical to Price. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgment concerning differences in financial and operating characteristics of the Comparable Companies and the acquired entities and other factors that could affect the value of the Comparable Companies and acquired entities as well as that of Price.

     Discounted Cash Flow Analysis: VRC performed a discounted cash flow analysis of the projected cash flow of Price Enterprises, Inc for calendar years 1999 through 2003, based in part on internal estimates provided by management. The stand-alone discounted cash flow analysis of Price was determined by (i) adding (a) the present value of projected free cash flows over the five-year period from 1999 to 2003 and (b) the present value of the estimated terminal value of Price in year 2003 and (ii) subtracting the value of any long-term debt and preferred stock of Price. The estimated terminal value was calculated based on a perpetuity formula assuming a 2.0% growth rate. The cash flows and terminal values of Price were discounted to present value using a discount rate of 10.0%.

     Premiums Paid Analysis: VRC also examined the history of the trading prices and volume for the shares of Price common stock. This examination showed that during

April 30, 1998 and April 30, 1999, Price's common stock traded in the range of $4.35 and $5.81 per share.

     Average Transaction Premium Analysis: VRC reviewed mergers and acquisitions in the real estate industry utilizing publicly available data to derive an average premium paid over the public trading prices per share five days prior to the announcement of such transactions in 1997. VRC noted that the reasons for, and circumstances surrounding, each of the transactions analyzed were diverse and that premiums fluctuate among different industry sectors based on perceived growth, synergies, strategic value and the type of consideration utilized in the transaction. The analysis indicated that the average premium paid over trading prices was 22.5% in 1997. It is worth noting that based on the offer price of $8.50, Price is receiving a premium of 46.3% over its closing price as of April 30, 1999.

     U.S. REIT Unsecured Debt and Preferred Stock Issues Analysis: VRC reviewed recently issued unsecured debt and preferred stocks in the U.S. REIT industry. This examination showed that U.S. REIT unsecured debt issues with a rating of between Baa1/ BBB+ to Baa3/BBB- had a coupon rate range of 6.7% to 7.75%. Also, newly issued U.S. REIT Preferred Stocks with a rating of between ba2/BB+ to baa2/BBB+ had a coupon in the range of 8.25% to 9.5% and a corresponding yield range of 8.29% and 9.49%.

     Both the Legacy's 10.0% Senior Notes and the 9.0% Legacy's Convertible Subordinated Notes offer a coupon rate at the high end of the above described unsecured debt issues and preferred stocks. Furthermore, the 9.0% Legacy's Convertible Subordinated Notes offer the holders the potential to benefit from any potential appreciation in Legacy's equity market value.

------------------------------------------------------
------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING TO YOU OTHER THAN THE INFORMATION CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION OR
REPRESENTATIONS.

     THIS PROSPECTUS DOES NOT OFFER TO SELL OR ASK FOR OFFERS TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL, WHERE THE PERSON MAKING THE OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON WHO CAN NOT LEGALLY BE OFFERED THE SECURITIES.

     THE INFORMATION IN THIS PROSPECTUS IS CURRENT ONLY AS OF THE DATE ON ITS COVER, AND MAY CHANGE AFTER THAT DATE. FOR ANY TIME AFTER THE COVER DATE OF THIS PROSPECTUS, WE DO NOT REPRESENT THAT OUR AFFAIRS ARE THE SAME AS DESCRIBED OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT -- NOR DO WE IMPLY THOSE THINGS BY DELIVERING THIS PROSPECTUS OR SELLING SECURITIES TO YOU.

                           -------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Questions and Answers About Our
  Offer...............................    1
Prospectus Summary....................    5
Risk Factors..........................   19
Forward-Looking Statements............   31
The Exchange Offer....................   32
Description of the Agreements.........   52
Description of Legacy Capital Stock...   56
Description of the Legacy Debentures
  and the Legacy Notes................   57
Information About Legacy..............   70
Information About PEI.................   76
Directors and Management of PEI
  Following the Exchange Offer........   80
Persons Interested in the Exchange
  Offer...............................   81
Comparison of Stockholder Rights......   84
Summary Selected Financial Data of
  Legacy..............................   98
Summary Selected Financial Data of
  PEI.................................   99
Unaudited Pro Forma Operating and
  Financial Information...............  100
United States Federal Income Tax
  Considerations......................  105
Legal Matters.........................  111
Experts...............................  111
Where You Can Find More Information...  112

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                            EXCEL LEGACY CORPORATION
                               OFFER TO EXCHANGE
                               $8.50 COMPRISED OF
                                $[4.25] IN CASH,
                         $[2.75] IN PRINCIPAL AMOUNT OF
                         9.0% CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2004
                                      AND
                         $[1.50] IN PRINCIPAL AMOUNT OF
                          10.0% SENIOR NOTES DUE 2004
                                       OF
                            EXCEL LEGACY CORPORATION

                                      FOR

                       ANY AND ALL SHARES OF COMMON STOCK
                           OF PRICE ENTERPRISES, INC.
                              --------------------
                                   PROSPECTUS
                              --------------------

                                                     , 1999
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Articles Eighth and Ninth of the Amended and Restated Certificate of Incorporation (the "Company Certificate") of Excel Legacy Corporation (the "Company") and Article VIII of the Amended and Restated Bylaws of Company (the "Company Bylaws," with Articles Eighth and Ninth of the Company Certificate and
Article VIII of the Company Bylaws hereinafter referred to as the "Director Liability and Indemnification Provisions") limit the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty.

     The Director Liability and Indemnification Provisions define and clarify the rights of certain individuals, including the Company's directors and officers, to indemnification by the Company in the event of personal liability or expenses incurred by them as a result of certain litigation against them. Such provisions are consistent with Section 102(b)(7) of the DGCL, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations by permitting Delaware corporations to include in their articles or certificates of incorporation a provision limiting or eliminating directors' liability for monetary damages and with other existing DGCL provisions permitting indemnification of certain individuals, including directors and officers. The limitations of liability in the Director Liability and Indemnification Provisions may not affect claims arising under the federal securities laws.

     In performing their duties, directors of a Delaware corporation are obligated as fiduciaries to exercise their business judgment and act in what they reasonably determine in good faith, after appropriate consideration, to be the best interests of the corporation and its stockholders. Decisions made on that basis are protected by the "business judgment rule." The business judgment rule is designed to protect directors from personal liability to the corporation or its stockholders when business decisions are subsequently challenged. However, the expense of defending lawsuits, the frequency with which unwarranted litigation is brought against directors and the inevitable uncertainties with respect to the outcome of applying the business judgment rule to particular facts and circumstances mean that, as a practical matter, directors and officers of a corporation rely on indemnity from, and insurance procured by, the corporation they serve as a financial backstop in the event of such expenses or unforeseen liability. The Delaware legislature has recognized that adequate insurance and indemnity provisions are often a condition of an individual's willingness to serve as director of a Delaware corporation. The DGCL has for some time specifically permitted corporations to provide indemnity and procure insurance for its directors and officers.

     Set forth below is a description of the Director Liability and Indemnification Provisions. Such description is intended as a summary only and is qualified in its entirety by reference to the Company Certificate and the Company Bylaws.

     Elimination of Liability in Certain Circumstances. Article Ninth of the Company Certificate protects directors against monetary damages for breaches of their fiduciary duty of care, except as set forth below. Under the DGCL, absent Article Ninth directors could generally be held liable for gross negligence for decisions made in the performance of their duty of care but not for simple negligence. Article Ninth eliminates director liability for negligence in the performance of their duties, including gross negligence. Directors remain liable for breaches of their duty of loyalty to the Company and its stockholders, as well as acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Article Ninth does not eliminate director liability under Section 174 of the DGCL, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability.

     While Article Ninth provides directors with protection from awards of monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article Ninth will have no effect on the availability of equitable remedies such as an injunction or rescission based upon a director's breach of the duty of care. The provisions of Article Ninth which eliminate liability as described above will apply to officers of the Company only if they are directors of the Company and are acting in their capacity as directors, and will not apply to officers of the Company who are not directors. The elimination of liability of directors for monetary damages in the circumstances described above may deter persons from bringing third-party or derivative actions against directors to the extent such actions seek monetary damages.

     Indemnification and Insurance. Under Section 145 of the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Company.

     Article VIII of the Company Bylaws provides that all directors and officers of the Company are entitled to indemnification as set forth in the Company Certificate.

     Article Eighth of the Company Certificate provides that each person who was or is made a party to, or is involved in any action, suit or proceeding by reason of the fact that he is or was a director, officer of employee of the Company will be indemnified by the Company against all expenses and liabilities, including counsel fees, paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Article Eighth also provides that the right of indemnification shall be in addition to and not exclusive of all other right to which such director, officer or employee may be entitled.

     Policies of insurance may be obtained and maintained by the Company under which its directors and officers will be insured against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

     The Company has entered into indemnification agreements with its executive officers and directors pursuant to which the Company has agreed to indemnify these officers and directors exclusive of any other rights of indemnification or advancement of expenses pursuant to the DGCL, the Company Certificate and the Company Bylaws.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

     A list of exhibits filed with this registration statement on Form S-4 is described on the Exhibit Index and is incorporated herein by reference.

ITEM 22. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (e) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on June 9, 1999.

                                          EXCEL LEGACY CORPORATION

                                          By:       /s/ GARY B. SABIN
                                             -----------------------------------
                                                        Gary B. Sabin
                                                President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below authorizes Gary B. Sabin and Richard B. Muir, and either of them, with full power of substitution and resubstitution, his true and lawful attorneys-in-fact, for him in any and all capacities, to sign any amendments (including post-effective amendments or supplements) to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

                     SIGNATURE                                 TITLE                DATE
                     ---------                                 -----                ----
                 /s/ GARY B. SABIN                    Chairman, President and   June 9, 1999
---------------------------------------------------   Chief Executive Officer
                   Gary B. Sabin                       (Principal Executive
                                                             Officer)

                /s/ RICHARD B. MUIR                  Director, Executive Vice   June 9, 1999
---------------------------------------------------   President and Secretary
                  Richard B. Muir

                 /s/ KELLY D. BURT                    Director and Executive    June 9, 1999
---------------------------------------------------      Vice President --
                   Kelly D. Burt                            Development

               /s/ JAMES Y. NAKAGAWA                  Chief Financial Officer   June 9, 1999
---------------------------------------------------  (Principal Financial and
                 James Y. Nakagawa                      Accounting Officer)

              /s/ RICHARD J. NORDLUND                        Director           June 9, 1999
---------------------------------------------------
                Richard J. Nordlund

            /s/ ROBERT E. PARSONS, JR.                       Director           June 9, 1999
---------------------------------------------------
              Robert E. Parsons, Jr.

               /s/ ROBERT S. TALBOTT                         Director           June 9, 1999
---------------------------------------------------
                 Robert S. Talbott

                /s/ JOHN H. WILMOT                           Director           June 9, 1999
---------------------------------------------------
                  John H. Wilmot

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  3.1     Amended and Restated Certificate of Incorporation of Excel
          Legacy Corporation, incorporated by reference to Exhibit 3.1 to Excel Legacy Corporation's Registration Statement on Form
          S-11 as filed with the SEC on June 11, 1998 (File No.
          333-55715).
  3.2     Amended and Restated Bylaws of Excel Legacy Corporation,
          incorporated by reference to Exhibit 3.2 to Excel Legacy
          Corporation's Registration Statement on Form S-11 as filed with the SEC on June 11, 1998 (File No. 333-55715).
  4.1     Form of Common Stock Certificate, incorporated by reference to Exhibit 4.1 to Excel Legacy Corporation's Registration
          Statement on Form 10 as filed with the SEC on December 12,
          1998 (File No. 0-23503).
  4.2     Form of Indenture for 9.0% Convertible Subordinated
          Debentures due 2004.(2)
  4.3     Form of Indenture for 10.0% Senior Notes due 2004.(2)
  5.1     Opinion of Latham & Watkins.(2)
  8.1     Opinion of Latham & Watkins regarding certain tax
          matters.(2)
 10.1     Agreement dated as of May 12, 1999 by and among Excel Legacy
          Corporation and the other individuals and entities listed on the signature pages thereto (filed as Annex A to the
          Prospectus included in this Registration Statement).(1)
 10.2     Agreement dated as of June 2, 1999 between Excel Legacy
          Corporation and Price Enterprises, Inc. (filed as Annex B to the Prospectus included in this Registration Statement).(1)
 10.3     Letter dated June 2, 1999 from Excel Legacy Corporation to
          Price Enterprises, Inc. regarding the status of Price
          Enterprises, Inc. as a REIT.(1)
 23.1     Consent of Latham & Watkins (included in Exhibit 5.1).
 23.2     Consent of PricewaterhouseCoopers LLP.(1)
 23.3     Consent of Ernst & Young LLP.(1)
 23.4     Consent of Valuation Research Corporation.(1)
 24.1     Powers of Attorney (contained on the signature page of this
          Registration Statement).(1)
 25.1     Statement of Eligibility of Trustee on Form T-1.(2)

-------------------------
(1) Filed herewith.

(2) To be filed by amendment.